Form 20-F
period 2024-06-30
Click Holdings Ltd.
filed 2025-02-19
CIK 2020027

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-42308

Click Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 709, 7/F., Ocean Centre

5 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Chan Chun Sing

Chief Executive Officer

Unit 709, 7/F., Ocean Centre

5 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Email: jeffrey.chan@jfy.hk

Telephone: +852 2691 8200

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Share, par value $0.0001 per share	CLIK	The Nasdaq Stock Market LLC
(The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report.

13,500,000 Ordinary Shares, $0.0001 par value per share, as of June 30,2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections. Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐ Yes ☒ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this transition report on Form 20-F, or Transition Report, to:

●	“$,” “US$,” or “U.S. dollars” refers to the lawful currency of the United States;

●	“BVI” refers to British Virgin Islands;

●	“China,” “mainland China,” or the “PRC” refers to the People’s Republic of China, for the purposes of this report, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

●	“Click Holdings,” “the Company,” or “our Company” refers to Click Holdings Limited;

●	“Controlling Shareholders” refers to Mr. Chan Chun Sing and his spouse, the ultimate beneficial owners of Ordinary Shares representing 79.04% of the issued shares;

●	“Group,” “our,” “us,” or “we” refers to the Company and its subsidiaries;

●	“HK$,” “HKD,” or “HK dollars” refers to the lawful currency of Hong Kong; and

●	“Shares” or “Ordinary Shares” refer to our ordinary shares, par value of US$0.0001 per Share.

The reporting currency of the Company is US$, and the functional currency is HK$ as Hong Kong is the primary economic environment in which the Company operates. We make no representation that any HKD or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or HKD, as the case may be, at any particular rate, or at all. Unless otherwise noted, all translation of amounts from HK$ into US$ in this Transition Report has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
As of June 30, 2024	HK$7.81 to US$1
As of December 31, 2023	HK$7.81 to US$1

Statement of operations and cash flow items:
Six months ended June 30, 2024	HK$7.82 to US$1
Six months ended June 30, 2023	HK$7.84 to US$1

EXPLANATORY NOTE

On November 22, 2024, the board of directors of Click Holdings Limited approved a change of fiscal year end from December 31 to June 30 beginning from July 1, 2024, to enable us to allocate sufficient resources to our professional solution services during the peak seasons of the first and second quarters, while allowing us to concentrate on audit work and strategic planning post-peak seasons. As a result, we are required to file this Transition Report on Form 20-F for the six-month transition period of January 1, 2024 to June 30, 2024. After filing the Transition Report, our next fiscal year will be the fiscal year ending June 30, 2025. Unless otherwise noted, all references to “fiscal year” in this Transition Report on Form 20-F refer to the fiscal year which, prior to the transition period, ended on December 31. Our condensed consolidated financial statements for the transition period from January 1, 2024 to June 30, 2024 prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) are unaudited. We note that this Transition Report on Form 20-F is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended, which permits us to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

FORWARD-LOOKING INFORMATION

This Transition Report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Know and unknown risks, uncertainties and other factors, including those listed under the caption “Risk Factors” of Click Holding’s Form 424B5 (“Prospectus”) filed with the Securities Exchange Commission (“SEC”) on October 9, 2024, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

●	our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our client base;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	overall industry and market performance;

●	changes in the laws that affect our operations; and

●	our expectation regarding the use of proceeds from the our initial public offering.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed under the caption “Risk Factors” of our Prospectus. Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this Transition Report and the documents that we reference in this Transition Report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and operating results is based upon our unaudited condensed consolidated financial statements and related notes included elsewhere in this Transition Report. This Transition Report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” of our Prospectus. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

On December 3, 2024, we entered into a cooperation agreement with Care U Professional Nursing Service Limited (“Care U”) and agreed to jointly provide integrated Home-based service for elderly under the CCSV scheme in Hong Kong. The CCSV scheme is a government-sponsored program that provides community care services through a “money-following-the-user” and “affordable users pay” subsidy model. Care U is one of the leading nursing service providers in Hong Kong and the first non-NGOs private company to become a licensed recognized service provider under the CCSV scheme, to provide integrated Home-based service for elderly under scheme in Hong Kong. We considered this collaboration as an opportunity to further strengthen its elderly care business under Hong Kong’s government-subsidized elderly care programs. This aligns with our strategy to enhance the quality of its human resources and expand our integrated services for the elderly. Our management also considered the cooperation is the key milestone to tap into “Home Caring Services for Elderly” in HK. The synergy brought by this partnership is expected to further promote public awareness of our Company’s high-quality services, creating additional momentum for growth and development in Hong Kong.

A. Operating Results

Overview

We are a fast-growing human resources solutions provider based in Hong Kong, aiming to match our client’s human resources shortfall through our proprietary AI-empowered talent pool by one “click”. Our key businesses primarily include (i) professional solution services; (ii) nursing solution (mainly elderly) services; and (iii) logistics and solution services. We primarily focused on talent sourcing and the provision of temporary and permanent personnel to customers in Hong Kong.

For nursing solution services, we offer (i) talent sourcing services tailored to nursing home clients, addressing the persistent issue of understaffing, particularly concerning positions such as registered nurses and healthcare workers; (ii) human resources solutions to social service organizations and nursing homes by matching both temporary and permanent vacancies with candidates in our extensive talent pool; and (iii) talent sourcing services tailored to individual clients, seeking healthcare professionals and nurses for intensive care and personalized support.

For logistics and other solution services, we provide (i) human resources solutions by matching workers from our talent pool with both temporary and permanent vacancies offered by our customers; and (ii) short-term workers, promoters and/or cashiers for job positions relevant to temporary or short-term events and/or pop-up stores in the marketing and event management industry.

For professional solution services, our qualified accountants and finance experts to provide outsourcing services and consulting services including (i) the secondment of senior executives such as chief financial officers and company secretaries to perform compliance, financial reporting and financial management functions for customers; (ii) the provision of accounting and audit professionals to perform audit work under the instruction of Certified Public Accountant firms; and (iii) the provision of corporate finance experts to assist in drafting of documents including circulars, announcements and others for Hong Kong listed companies and listing documents for private companies planning to go public.

We achieved steady growth over the past six months and continued to consolidate its market position in the human resources solutions sector. In the first half of 2024, the Company achieved total revenue of approximately $3.2 million. We have realized an improvement in our gross profit margin within our business. During the first half of 2024, the Company reported a net income of approximately $0.5 million, marking a notable increase of approximately 25.0% compared to that of approximately $0.4 million for the same period in 2023.

Key Factors Affecting Our Operations Results

Our business and operating results are affected by a number of factors, including those set out below:

Economic conditions in Hong Kong

Majority of our operations is located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in Hong Kong.

Ability of our Group to stay competitive in the human resources solution services market

The sustainability of our revenue and net income will depend upon our ability to remain competitive in the human resources solution services market and to provide high quality services on a consistent basis.

Ability of our Group to accurately predict our clients’ future needs

Our revenue is derived from different types of clients, including, individual clients and institutional clients including accounting and professional firms, Hong Kong listed companies, nursing homes, logistics companies and warehouses. The needs of each of our clients for services may vary significantly from time to time. It is difficult to accurately predict our clients’ future needs due to factors such as the experience and expertise of required personnel, staffing levels and workload dynamics, all of which significantly impact service demand. There is no assurance that the demand for our Group’s services from our clients may be maintained or continue to grow in the years ahead.

Ability of our Group to maintain scale of pool of talents registered with us

As at the date of this Transition Report, over 10,478 healthcare personnel and logistics and other workforce were registered with us. Our Group’s business is highly dependent on the availability of talents registered with us for assignment placements. Moreover, our extensive database ensures that we can match personnel with the requisite skills and experience to meet the specific needs of our clients. Our financial performance will be affected if there is a significant decrease in the number of talents registered with us available to take up assignments. If we are unable to retain and expand our client base, or any of the major customers substantially reduces staffing requests or orders, our business operation and financial performance would be adversely affected.

Labor shortage

Hong Kong is experiencing ongoing shortage of permanent qualified healthcare personnel and other blue collar labor. The demand for our staffing solution services remains contingent on the continued shortage of personnel in professional services, healthcare and logistics industries.

Results of Operations

Comparison of Six Months Ended June 30, 2024 and 2023

The following table sets forth the consolidated results of our operations for the six months ended June 30, 2024 (“6M2024”) and the six months ended June 30, 2023 (“6M2023”):

	Six Months Ended June 30,
	2024	2023
Revenue	$3,181,992	$2,788,050
Cost of revenue	2,225,962	2,012,659
Gross profit	956,030	775,391

Operating expenses:
General and administrative	412,837	355,410
Selling and marketing	13,218	11,698
Total operating expenses	426,055	367,108

Income from operations	529,975	408,283

Other (expense) income:
Government subsidies	—	8,536
Interest income	1,719	135
Interest expense	(17,421)	(13,026)
Other miscellaneous income	3,977	—
Total other (expense), net	(11,725)	(4,355)

Income before provision for income taxes	518,250	403,928
Income tax expense	(50,415)	(18,055)
Net income	467,835	385,873

Other comprehensive loss
Foreign currency translation adjustment	(1,438)	(496)
Total comprehensive income	$466,397	$385,377

Basic and diluted earnings per ordinary share*	$0.03	$0.03

Weighted average number of ordinary shares outstanding – basic and diluted*	13,418,681	13,100,000

*	Gives retroactive effect to reflect the reorganization in August 2024.

Revenue

The table below sets out our revenue by service categories for 6M2024 and 6M2023.

	Six Months Ended June 30,
	2024	2023
Professional solution services	$1,008,729	$967,272
Nursing solution services	677,640	954,415
Logistic and other solution services	1,495,623	866,363
Total	$3,181,992	$2,788,050

We organize and report our business in three reportable segments, being (i) professional solution services that represent delivery of accounting and auditing, company secretarial, and financial and compliance advisory services; (ii) nursing solution services that represent delivery of temporary healthcare services to institutional clients, including social service organizations and nursing home and individuals; and (iii) logistics and other solution services that represent delivery of logistic and warehouse human resources solution services to corporate customers.

Revenue increased by approximately $0.4 million or 14.3% from approximately $2.8 million for 6M2023 to approximately $3.2 million for 6M2024, mainly because of the increase in revenue from the provision of logistics and other solution services of approximately $0.6 million partially offset by the decrease in revenue from the provision of nursing solution services of approximately $0.3 million. The increase in revenue from the provision of logistics and other solution services was mainly attributable to the rapid expansion of this sector during the 6M2024 in particular the additional demand for placement of works from a major customer starting in April 2024. Revenue contribution from the provision of logistics and other solution services increased from approximately 31.1% in 6M2023 to 47.0% in 6M2024.

Cost of revenue

Cost of revenue increased by approximately $0.2 million or 10.0% from approximately $2.0 million in 6M2023 to approximately $2.2 million in 6M2024. Such increase was due to the increase in costs to vendors in relation to the logistics and other solution services.

Gross profit

Gross profit increased by approximately $0.2 million, or 25.0%, from $0.8 million in 6M2023 to $1.0 million in 6M2024, which was primarily due to (i) an improvement in gross profit margin for the provision of professional solution services; and (ii) increase in revenue from the provision of logistics and other solution services in 6M2024. Gross profit margin increased from approximately 27.8% in 6M2023 to 30.0% in 6M2024. The increase in gross profit margin in 6M2024 was mainly attributable to the departure of certain employees resulting in reduction in cost of revenue and increase in gross profit margin for professional solutions services in 6M2024.

General and administrative expenses

General and administrative expenses were approximately 13.0% and 12.7% of total revenue in 6M2024 and 6M2023, respectively. The increase in general and administrative expenses by approximately $57,427, or 16.2%, was mainly due to the increase in staff costs of back office for the expansion of operation in 6M2024.

Selling and marketing expenses

Selling and marketing expenses were approximately 0.4% and 0.4% of total revenue in 6M2024 and 6M2023, respectively. Selling and marketing expenses are mainly advertising expense for online marketing campaigns. The increase in selling and marketing expenses by approximately $1,520 or 13.0% was mainly attributable to more online marketing advertisements placed in 6M2024.

Other (expense) income

Government subsidies

Our government subsidies mainly were subsidiaries received from Hong Kong government as relief measures against COVID-19 in 6M2023. The government subsidies decreased from $8,536 in 6M2023 to nil in 6M2024.

Net interest expenses

Our finance expense mainly comprised interest expense on bank loans. The interest expense increased by $2,811, or 21.8%, from $12,891 in 6M2023 to $15,702 in 6M2024, and such increase was in line with the increase in interest rate, which is determined by Hong Kong Interbank Offer Rate (“HIBOR”).

Total other expense, net

Other expense, net increased by approximately 169.2% from $4,355 in 6M2023 to $11,725 in 6M2024, which was mainly due to the increase in interest expense on bank loans.

Income tax expense

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which our Company and its subsidiaries domicile or operate. Some of our subsidiaries are companies incorporated in the BVI. Under the current law of the British Virgin Islands, we are not subject to income, corporation or capital gains tax in the BVI. In addition, payment of dividends by the BVI subsidiaries to their respective shareholders who are not resident in the BVI, if any, is not subject to withholding tax in the BVI.

Income tax expense is comprised mainly of Hong Kong income tax. Income tax expense was $50,415 and $18,055 for each of 6M2024 and 6M2023, respectively. The increase was mainly due to the increase in net income before provision for income taxes. The income before provision of income tax in 6M2023 was partly absorbed by the tax loss carried forwards from the year ended 31 December 2022, thus less income tax expense was provided in 6M2023.

Net income

We recorded net income of approximately $0.5 million in 6M2024, compared to approximately $0.4 million in 6M2023. Such increase was attributable to the increase in revenue and gross profit margin, partially offset by the increase in general and administrative expense in 6M2024.

Basic and diluted EPS

Basic and diluted EPS remained stable at approximately $0.03 per ordinary share for 6M2024 and 6M2023, respectively.

Comparison of Years Ended December 31, 2023 and 2022

In evaluating our operating results for the years ended December 31, 2023 and 2022, you should carefully consider the information provided under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Prospectus.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

We financed our operations primarily through cash flows from operations and loans from banks, if necessary. As of June 30, 2024, we had cash and cash equivalents of $221,047 and outstanding bank loans of $448,718. The bank loans bore interest ranging from 5.47% to 6.11%. As of June 30, 2024, our current assets were approximately $1.4 million, and our current liabilities were approximately $0.9 million. As of December 31, 2023, our current assets were approximately $1.4 million, and our current liabilities were approximately $1.2 million. Our current ratio improved from approximately 1.2 for the year ended December 31, 2023 to 1.6 in 6M2024.

In view of the current cash and bank balances, funds generated by our operating activities, bank loans, and the estimated net proceeds from our initial public offering, we believe our Company has sufficient resources to meet the working capital needs (i) for the next 12 months; and (ii) beyond the next 12 months, taking into account our business growth, our ability to obtain finance from banks and the net proceeds from our initial public offering. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We intend to use the net proceeds of our initial public offering in the following manner:

●	approximately 40% for potential investments and/or horizontal acquisition of human resources solution providers;

●	approximately 20% for the development of a cloud-based human resources system and/or recruitment platform;

●	approximately 10% for the expansion and recruitment of our in-house service team including accounting and finance experts as well as technology experts;

●	approximately 10% for launching promotion and/or incentive campaign to attract talents and expand our talent pool; and

●	the remaining amount for general administration and working capital.

Cash Flows

The following table sets forth a summary of our consolidated cash flows for 6M2024 and 6M2023, respectively:

	Six Months Ended June 30,
	2024	2023
	US$	US$
Net cash (used in) provided by operating activities	(30,520)	203,081
Net cash used in investing activities	(2,255)	(1,114)
Net cash used in financing activities	(228,687)	(256,411)
Effect of foreign exchange rate on cash	(79)	(116)
Net decrease in cash and cash equivalents	(261,541)	(54,560)

Operating activities

For 6M2024 and 6M2023, our net cash used in or provided by operating activities were primarily derived from cash inflow from our net income adjusted for (i) net non-cash expenses comprising depreciation, non-cash lease expense, and provision for expected credit losses, and (ii) net change in operating assets and liabilities, including accounts receivable, prepaid expenses and other current assets, due from related parties, accounts payable, accrued expenses and other liabilities, advance from customers, due to a related party, income tax payable and lease liabilities.

Net cash used in operating activities was $30,520 for 6M2024 compared to net cash provided by operating activities of $203,081 for 6M2023, representing a decrease of $233,601. Such decrease was primarily due to increase in revenue which required increase in working capital, resulting in net cash used in operating activities.

Investing activities

Net cash used in investing activities for 6M2024 and 6M2023 were $2,255 and $1,114, respectively, which represent cash payment for purchase of property and equipment.

Financing activities

For 6M2024, net cash used in financing activities was approximately $0.2 million, mainly consisted of repayments on bank loans of approximately $0.8 million and deferred offering cost of approximately $0.7 million, which were offset by proceeds from bank loans of approximately $0.7 million and proceeds from issuance of ordinary shares of approximately $0.5 million. For 6M2023, net cash used in financing activities was approximately $0.3 million, mainly consisted of repayments on bank loans of approximately $1.3 million, which were offset by proceeds from bank loans of approximately $1.0 million.

Off-Balance Sheet Arrangements

We had not entered any material off-balance sheet transactions and arrangements in 6M2024 and 6M2023.

Leased Properties

We leased an office in Unit 709, 7/F., Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong with an aggregate area of 1,834 square feet from July 2022 to July 2025. The monthly rent for our office is $9,781 (HK$76,294).

Contractual obligations

The following table summarizes our contractual obligations as of June 30, 2024:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Borrowings	448,718	—	—	448,718
Lease obligation	114,842	—	—	114,842

Capital Expenditures

For 6M2024 and 6M2023, we purchased property and equipment of $2,255 and $1,114, respectively, mainly for use in our operations.

Comparison of Years Ended December 31, 2023 and 2022

In evaluating our liquidity and capital resources for the years ended December 31, 2023 and 2022, you should carefully consider the information provided under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Prospectus.

C.  Research and Development

We did not have any research and development activities and thus no research and development policies.

D.  Trend Information

Other than as disclosed elsewhere in this Transition Report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.  Critical Accounting Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are fully disclosed in the Company’s unaudited condensed consolidated financial statements (“unaudited condensed CFS”) included elsewhere in this Transition Report. We prepared our unaudited condensed CFS in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our unaudited condensed CFS and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information and external market information. Actual results may differ from these estimates.

We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because the information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations. Despite the fact that the management determines there are no critical accounting estimates, the most significant estimates relate to allowance for credit losses, for which we are required to estimate the collectability of accounts receivable. The estimates were based on a number of factors including historical loss rates and expectations of future conditions, and other factors that may affect our ability to collect from customers.

Allowance for expected credit losses

To measure impairment on accounts receivable, the Company adopted current expected credit losses model, which is established on management’s historical collection experience, age of the receivable, the economic environment, industry trend analysis, and the current credit profile and financial condition of the customers. The Company divided its customers into categories with similar risk characteristics. Each risk category is assigned a base loss rate, which is further adjusted upwards using an aging matrix. Management reviews its receivables on a regular basis to determine if the allowance for expected credit losses is adequate and adjusts the allowance, including the base loss rate and adjustment factors, when necessary.

The Company believes the estimates utilized in preparing its unaudited condensed CFS are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

The Company had allowance for expected credit losses on accounts receivable of $7,000 and $5,200 as of June 30, 2024 and 2023, respectively.

Item 8. Financial Information

A.  Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Transition Report.

A.7 Legal Proceedings

As of the date of this Transition Report, we are not a party to, and we are not aware of any threat of, any legal or arbitration proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, cash flow, or results of operations. However, from time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract, and labor and employment claims.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

14.A. -14.D. Material Modifications to the Rights of Security Holders

There have not been any material modifications to the rights of shareholders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 , as amended (File No. 333-280522), in relation to our initial public offering, which was declared effective by the SEC on September 30, 2024. On October 10, 2024, we completed our initial public offering in which we issued and sold an aggregate of 1,400,000 ordinary shares, at a price of $4.00 per share, for gross proceeds of approximately $5.6.

We incurred expenses of approximately $1.6 million in connection with our initial public offering, which included approximately $0.4 million for underwriting discounts and commissions. The net proceeds raised from the initial public offering were approximately $4.0 million after deducting underwriting discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The unaudited condensed consolidated financial statements of Click Holdings Limited, its subsidiaries and its consolidated variable interest entities are included at the end of this Transition Report.

Item 19. Exhibits

Exhibit
Number	Description of Document
1.1**	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.2 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

2.1**	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed by with the Securities and Exchange Commission on September 3, 2024)

2.2**	Form of Representative’s Warrants (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

8.1**	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

11.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith
**	Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its transition report on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: February 19, 2025

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Assets:
Current assets
Cash and cash equivalents	$221,047	$482,588
Accounts receivable, net	1,082,297	850,193
Prepaid expenses and other current assets	59,372	57,190
Total current assets	1,362,716	1,389,971

Property and equipment, net	73,641	85,436
Right-of-use assets, net	113,697	170,545
Deferred offering costs	728,725	—
Total non-current assets	916,063	255,981

Total assets	$2,278,779	$1,645,952

Liabilities and Shareholders’ Equity:
Liabilities:
Current liabilities
Accounts payable	$111,778	$68,177
Accrued expenses and other current liabilities	75,897	123,182
Advance from customers	—	123,077
Short-term bank loans	448,718	461,538
Short-term lease liabilities	114,842	110,544
Due to related parties	—	203,559
Income tax payable	144,983	94,568
Total current liabilities	896,218	1,184,645

Long-term lease liabilities	—	58,001
Total liabilities	896,218	1,242,646

Commitment and contingencies	—	—

Shareholders’ Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 13,500,000 shares and 13,100,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively*	1,350	1,310
Additional paid-in capital	897,405	384,587
Accumulated other comprehensive income	613	2,051
Retained earnings	483,193	15,358

Total shareholders’ equity	1,382,561	403,306

Total liabilities and shareholders’ equity	$2,278,779	$1,645,952

*	Gives retroactive effect to reflect the reorganization in August 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME
(Expressed in U.S. dollars)

	Six Months Ended June 30,
	2024	2023
Revenue	$3,181,992	$2,788,050
Cost of revenue	2,225,962	2,012,659
Gross profit	956,030	775,391

Operating expenses:
General and administrative	412,837	355,410
Selling and marketing	13,218	11,698
Total operating expenses	426,055	367,108

Income from operations	529,975	408,283

Other (expense) income:
Government subsidies	—	8,536
Interest income	1,719	135
Interest expense	(17,421)	(13,026)
Other miscellaneous income	3,977	—
Total other (expense), net	(11,725)	(4,355)

Income before provision for income taxes	518,250	403,928
Income tax expense	(50,415)	(18,055)
Net income	467,835	385,873

Other comprehensive loss
Foreign currency translation adjustment	(1,438)	(496)
Total comprehensive income	$466,397	$385,377

Basic and diluted earnings per ordinary share*	$0.03	$0.03

Weighted average number of ordinary shares outstanding – basic and diluted*	13,418,681	13,100,000

*	Gives retroactive effect to reflect the reorganization in August 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Expressed in U.S. dollars)

	Ordinary Shares number*	Ordinary Shares amount	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity (deficit)
Balance as of December 31, 2022	13,100,000	$1,310	$384,587	$805	$(466,776)	$(80,074)
Net income	—	—	—	—	385,873	385,873
Foreign currency translation adjustment	—	—	—	(496)	—	(496)
Balance as of June 30, 2023 (Unaudited)	13,100,000	$1,310	$384,587	$309	$(80,903)	$305,303

	Ordinary Shares number*	Ordinary Shares amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
Balance as of December 31, 2023	13,100,000	$1,310	$384,587	$2,051	$15,358	$403,306
Issuance of ordinary shares	400,000	40	512,818	—	—	512,858
Net income	—	—	—	—	467,835	467,835
Foreign currency translation adjustment	—	—	—	(1,438)	—	(1,438)
Balance as of June 30, 2024 (Unaudited)	13,500,000	$1,350	$897,405	$613	$483,193	$1,382,561

*	Gives retroactive effect to reflect the reorganization in August 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net income	$467,835	$385,873
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	14,050	13,471
Non-cash lease expense	56,848	75,742
Provision for expected credit losses	1,800	5,200
Changes in operating assets and liabilities
Accounts receivable	(233,904)	231,498
Prepaid expenses and other current assets	(3,541)	(10,628)
Due from related parties	—	(164,697)
Accounts payable	43,601	(40,454)
Accrued expenses and other liabilities	(47,285)	447,301
Advance from customers	(123,077)	—
Due to a related party	(203,559)	(681,538)
Income tax payable	50,415	18,055
Lease liabilities	(53,703)	(76,742)
Net cash (used in) provided by operating activities	(30,520)	203,081

Cash flows from investing activities:
Purchase of property and equipment	(2,255)	(1,114)
Net cash used in investing activities	(2,255)	(1,114)

Cash flows from financing activities:
Proceeds from short-term bank loans	743,590	1,025,641
Repayments of short-term bank loans	(756,410)	(1,282,052)
Proceeds from issuance of ordinary shares	512,858	—
Deferred offering costs	(728,725)	—
Net cash used in financing activities	(228,687)	(256,411)

Effect of foreign exchange rate on cash	(79)	(116)

Net decrease in cash and cash equivalents	(261,541)	(54,560)
Cash and cash equivalents at beginning of the period	482,588	237,449
Cash and cash equivalents at end of the period	$221,047	$182,889

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest expense	$17,421	$13,026
Income tax	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL BUSINESS

Click Holdings Limited (“Click Holdings”) was incorporated on January 31, 2024 in the British Virgin Islands (“BVI”). Click Holdings is a holding company without any operations and owns two companies and their subsidiaries that are incorporated in Hong Kong (collectively, the “Company”).

On October 9, 2024, the Company consummated the initial public offering (“IPO”) of 1,400,000 ordinary shares, par value of $0.0001 per share at $4.00 per share. The ordinary shares of Click Holdings began trading on the Nasdaq Capital Market under the ticker symbol “CLIK”.

The Company is a human resources solutions provider primarily focused on talent sourcing and the provision of temporary and permanent personnel in: (i) professional, (ii) nursing, and (iii) logistics and other services.

Business Reorganization

A reorganization of the Company’s legal entity structure was completed in August 2024. The reorganization involved the incorporation of Click Holdings in January 2024, and the equity transfer of Booming Voice Limited (“Booming Voice”) and Diligent Yield Investment Development Limited (“Diligent Yield”) to Click Holdings in February 2024. This transaction was treated as a reorganization of the companies under common control and the Company’s unaudited condensed consolidated financial statements (“unaudited condensed CFS”) give retroactive effect to this transaction.

Click Holdings

Click Holdings was incorporated on January 31, 2024 and owned by Mr. Chan Chun Sing (“Mr. Chan”).

On February 4, 2024, Click Holdings acquired the share capital of Booming Voice from Mr. Chan by allotting shares to Circuit Delight Limited (“Circuit Delight”) upon the direction Mr. Chan and the consent of Circuit Delight.

On February 5, 2024, Click Holdings acquired the share capital of Diligent Yield from Ms. Leung Wing Shan (“Ms. Leung”) by allotting shares to Classic Impact Limited (“Classic Impact”), a wholly owned company of Ms. Leung upon the direction of Ms. Leung and the consent of Classic Impact.

On February 7, 2024, Circuit Delight and Tactical Command Limited (“Tactical Command”) entered into an agreement, pursuant to which, Circuit Delight (as vendor) sold, and Tactical Command (as purchaser) bought the Shares (“Transaction 1”).

On February 7, 2024, Circuit Delight and Happy Blazing Limited (“Happy Blazing”) entered into an agreement, pursuant to which, Circuit Delight (as vendor) sold, and Happy Blazing (as purchaser) bought the Shares (“Transaction 2”, together with Transaction 1, the “Transactions”).

On February 7, 2024, each of Solid Attack Limited (“Solid Attack”), Massive Pride Limited (“Massive Pride”) and Ahead Champion Limited (“Ahead Champion”) entered into a subscription agreement with Click Holdings, pursuant to which, Click Holdings sold and Solid Attach, Massive Pride and Ahead Champion bought new 400,000 ordinary Shares (collectively, the “Subscriptions”) for a total consideration of $512,858.

On August 16, 2024, in accordance with the members’ resolutions of February 4, 2024 and August 16, 2024, the Company completed the filing of amended Memorandum and Articles of Association with the respective registry that included the share subdivision and the surrender of respective shares (see Note 11).

Upon completion of the Transactions and the Subscriptions, Click Holdings was owned by Circuit Delight, Classic Impact, Solid Attack, Massive Pride, Ahead Champion, Tactical Command, and Happy Blazing.

The Company is under common control of same group of shareholders before and after the reorganization. The unaudited condensed CFS are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the unaudited condensed CFS.

Booming Voice

Booming Voice was incorporated in the BVI with limited liability on October 25, 2023. After the reorganization, it became a wholly owned subsidiary of Click Holdings. It holds 100% of JFY Corporate Services Company Limited (“JFY Corporate”), and has no operations since its incorporation.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL BUSINESS (cont.)

Diligent Yield

Diligent Yield was incorporated in the BVI with limited liability on October 1, 2021. After the reorganization, it became a wholly owned subsidiary of Click Holdings. It holds 100% of Click Services Limited (“Click Services”), and had no operations since its incorporation.

JFY Corporate

JFY Corporate was incorporated on May 8, 2017 focusing on providing human resources solution professional services, including accounting and auditing, company secretarial, and financial and compliance advisory. Upon completion of the reorganization, JFY Corporate became an indirectly wholly-owned subsidiary of the Company.

Click Services

Click Services was incorporated on August 28, 2020 focusing on providing human resources solution nursing services and logistic and other services. Upon the completion of the reorganization, Click Services became an indirectly wholly-owned subsidiary of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of presentation and consolidation

The unaudited condensed CFS and related notes include all the accounts of the Click Holdings and its wholly owned subsidiaries. All intercompany transactions were eliminated in consolidation. While these unaudited condensed CFS are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), they do not include all the information required for annual financial statements and should be read in conjunction with the audited CFS and accompanying notes for the years December 31, 2023 and 2022, filed by Click Holdings in its Form 424B5 with the Securities Exchange Commission on October 9, 2024.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B. Use of estimates and assumptions

The preparation of unaudited condensed CFS in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported and disclosed in the unaudited condensed CFS and related notes. Significant accounting estimates include the allowance for expected credit losses on accounts receivable and other receivables and useful life of property and equipment. Actual amounts could differ from those estimates.

C. Functional currency and foreign currency translation

The reporting currency of the Company is the U.S. dollar (“US$”), and the functional currency is the Hong Kong dollar (“HK$”) as Hong Kong is the primary economic environment in which the Company operates.

The unaudited condensed CFS of the Company are prepared using HK$, and translated into the Company’s reporting currency, US$. Monetary assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are translated using the average rates during each reporting period, and shareholders’ equity is translated at historical exchange rates. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

Translation of amounts from HK$ into US$ has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
As of June 30, 2024	HK$7.81 to US$1
As of December 31, 2023	HK$7.81 to US$1

Statement of operations and cash flow items:
Six months ended June 30, 2024	HK$7.82 to US$1
Six months ended June 30, 2023	HK$7.84 to US$1

D. Fair value of financial instruments

The accounting standards regarding fair value (“FV”) of financial instruments and related FV measurements defines financial instruments and requires disclosure of the FV of financial instruments held by the Company. The Company considers the carrying amount of current assets and liabilities to approximate their FVs because of their short-term nature.

The accounting standards define FV, establish a three-level valuation hierarchy for disclosures of FV measurements and enhance disclosure requirements for FV measures. The three levels are defined as follow:

Level 1: Inputs such as unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs — quoted prices, not included in Level 1, for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs — inputs based upon prices or valuation techniques that are unobservable and significant to the FV.

Financial instruments of the Company are primarily comprised of cash and cash equivalents, accounts receivable, other current assets, due from related parties, accounts payable, accrued expenses and other current liabilities, due to related parties, bank loans and income tax payable. As of June 30, 2024 and December 31, 2023, the carrying values of these financial instruments approximated their FVs because of the short-term nature of these instruments.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

E. Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and bank deposits. The Company mainly maintains its cash at banks in Hong Kong and has not experienced any losses from such concentrations.

F. Accounts receivable

In May 2019, the FASB issued the Accounting Standards Update (ASU) 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The Company adopted this standard on January 1, 2022, and such adoption did not result in a material change in the Company’s unaudited condensed CFS.

Accounts receivable are stated at their original invoiced amount. To measure impairment on accounts receivable, the Company adopted the expected credit losses (CECL) model, which is established on management’s historical collection experience, age of the receivable, the economic environment, industry trend analysis, and the current credit profile and financial condition of the customers. The Company classifies its customers into categories with similar risk characteristics. Each risk category is assigned a base loss rate, which is further adjusted upwards using an aging matrix. Management reviews its receivables on a regular basis to determine if the allowance for expected credit losses is adequate and adjusts the allowance, including the base loss rate and adjustment factors, when necessary. Delinquent account balances are written-off against the allowance for expected credit losses after all means of collection have been exhausted and that the likelihood of collection is not probable.

G. Operating leases

The Company adopted ASU 2016-02, Leases (Topic 842) on January 1, 2022 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the unaudited condensed CFS.

The Company leases its offices, which leases are classified as operating leases in accordance with Topic 842. Operating leases are required to be recorded in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption as the lease terms are 12 months or less.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease.

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of June 30, 2024.

H. Property and equipment, net

Property and equipment primarily consists of leasehold improvement and furniture, fixtures and equipment, which is stated at cost less accumulated depreciation less any impairment losses. The cost of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Depreciation is computed using the straight-line method based on the estimated useful life.

Fixed Asset Category	Useful lives
Office equipment and other	5 years
Leasehold improvements	Shorter of lease term or life of underlying assets

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of income.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

I. Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the FV of the assets. No impairment of long-lived assets was recognized for the six months ended June 30, 2024 and 2023.

J. Revenue recognition

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

In accordance with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when the Company satisfies a performance obligation.

The Company operates as a human resources solutions provider, specializing in offering comprehensive human resources solutions to its customers in three reportable segments.

1. Professional solution services — delivery of accounting and auditing, company secretarial, and financial and compliance advisory services;

2. Nursing solution services — delivery of temporary healthcare services to institutional clients, including social service organizations and nursing home and individuals; and

3. Logistics and other solution services — delivery of logistics and warehouse human resources solutions services to corporate customers.

The professional solution services arrangements are provided primarily at a fixed fee. The nursing solution and logistics and other solution services arrangements are primarily provided on an hourly basis, and the Company generally invoices its customers monthly or bimonthly in arrears for these services based on actual hours and expenses incurred. Revenues are recognized when services are delivered. Typical payment terms require the customers to pay within 30 days from the invoice date.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company generally recognizes human resources solutions service income on a gross basis as the Company has control of the services before they are delivered to the Company’s customers. In drawing this conclusion, the Company considers various factors, including latitude in establishing the sales price, discretion in the vendor selection and that the Company is the primary obligor in the Company’s service arrangements.

K. Other income

Other income refers mainly to Hong Kong government subsidies received as relief measures against COVID-19. There were no unfulfilled conditions or other contingencies relating to the government subsidies. Such amounts are recorded in other income when received.

L. Earnings per share

Earnings per share (“EPS”) is calculated in accordance with ASC 260, Earnings per Share. Basic EPS is computed by dividing the net income attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. During the six months ended June 30, 2024 and 2023, the Company had no dilutive securities.

M. Income taxes

The Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recorded for using the balance sheet asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent it is probable that taxable income will be generated to utilize net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. There were no uncertain tax positions as of June 30, 2024 and December 31, 2023 and management does not anticipate any potential future adjustments which would result in a material change to its tax positions.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N. Segment reporting

The Company follows FASB ASC Topic 280, Segment Reporting, which requires companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker

(“CODM”) to make decisions about resources to be allocated to the segment and assess each operating segment’s performance. The Company operates in three segments, 1) professional solution services, 2) nursing solution services and 3) logistic and other solution services, of which the CODM assesses the performance and allocates resources.

O. Related parties

Parties are considered related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

P. Commitment and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC 450-20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Q. Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures requiring enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024 on a prospective basis and retrospective application is permitted.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on its unaudited condensed CFS.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. ACCOUNTS RECEIVABLE

The Company expects its accounts receivable will be substantially settled within 90 days from the invoice date.

Below is an analysis of the movements in the allowance for expected credit losses:

	Six Months Ended June 30,
	2024	2023
Balance at beginning of the period	$5,200	$—
Additions	1,800	5,200
Balance at end of the period	$7,000	$5,200

As of November 18, 2024, the Company collected approximately $953,000, or 88.1%, of the accounts receivable as of June 30, 2024. The Company is not aware of any collection risk on the remaining balance.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of
	June 30, 2024	December 31, 2023
		(Audited)
Prepaid expenses	$12,100	$14,718
Deposits	47,272	42,472
Prepaid expenses and other current assets	$59,372	$57,190

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, are as follows:

	As of
	June 30, 2024	December 31, 2023
		(Audited)
Office equipment and other	$49,589	$47,334
Leasehold improvement	92,653	92,653
Less: accumulated depreciation	(68,601)	(54,551)
Property and equipment, net	$73,641	$85,436

During the six months ended June 30, 2024 and 2023, the Company recorded depreciation expense of $14,050 and $13,471, respectively.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. BANK LOANS

The Company’s bank loans are revolving loans denominated in HK$ from a bank in Hong Kong, and are due and renewable every three months.

As of June 30, 2024 and December 31, 2023 (audited), bank loans were HK$3,500,000 (US$448,718) and HK$3,600,000 (US$461,538) respectively with interest from 5.47% to 6.11% (2023: 6.37% to 7.15%). The bank loans are secured by (i) a personal undertaking and guarantee by Ms. Leung (spouse of Mr. Chan, Chairman and CEO of the Company) and (ii) a security interest in a premise owned by Ms. Leung.

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Lease

The Company determines if a contract is a lease at inception. The Company has a lease for office space and facilities. All leases are classified as operating leases.

Supplemental balance sheet information for the Company’s operating lease as of June 30, 2024 and December 31, 2023 was as follows:

	2024	2023
		(Audited)
Right-of-use assets	$113,697	$170,545
Short-term lease liabilities	114,842	110,544
Long-term lease liabilities	—	58,001
Weighted-average remaining lease term	1.0 year	1.5 years
Weighted-average discount rate	4.125%	4.125%

As of June 30, 2024, the lease has a remaining term of 1 year. The lease contains renewal options for periods from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the options are not included in the lease term, and associated potential option payments are excluded from lease payments.

Maturities of operating lease liabilities at June 30, 2024 are:

12 months ending June 30, 2024,
June 30, 2025	$117,376
Less: imputed interest	(2,534)
Total lease liabilities	$114,842

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES

British Virgin Islands

Under the current laws of the BVI, the Company is not subject to income tax.

Hong Kong

Under the two-tiered profit tax rate regime of Hong Kong Profits Tax, the first HK$2,000,000 ($256,410), of profits of the qualifying group entity is taxed at 8.25%, and profits above HK$2,000,000 ($256,410) are taxed at 16.5%.

The income tax provision for the six months ended June 30, 2024 and 2023 consists of the following:

	2024	2023
Current tax	$50,415	$18,055
Deferred tax	—	—
Income tax expense	$50,415	$18,055

The following is a reconciliation of the statutory tax rate to the effective tax rate for the six months ended June 30, 2024 and 2023, respectively.

	2024	2023
Hong Kong statutory income tax rate	16.5%	16.5%
Effect of Hong Kong graduated rates	(4.1)%	(5.2)%
Effect of non-deductible expense	0.2%	0.3%
Effect of non-taxable income	(0.7)%	(1.0)%
Effect of tax losses not recognized	—	0.6%
Effect of utilization of tax losses brought forward	(2.2)%	(6.7)%
Effective tax rate	9.7%	4.5%

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES (cont.)

The principal components of deferred tax assets are as follows:

	As of
	June 30, 2024	December 31, 2023
		(Audited)
Net operating loss carrying forwards	$4,327	$15,869
Less: valuation allowance	(4,327)	(15,869)
Total deferred tax assets	$—	$—

As of June 30, 2024 and December 31, 2023 (audited), the Company had net operating loss carrying forwards of US$26,000 and US$96,000, respectively, attributable to the Hong Kong subsidiaries. The cumulative tax losses for entities in Hong Kong will not expire under the current tax legislation. The Company evaluates its valuation allowance at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of June 30, 2024 and December 31, 2023 (audited), the Company provided full valuation allowance against the deferred tax assets because the Company assessed the deferred tax assets would not be realized.

9. REVENUE AND SEGMENT INFORMATION

The Company has three reportable segments:

1.	Professional solution services — delivery of accounting and auditing, company secretarial, and financial and compliance advisory services;

2.	Nursing solution services — delivery of temporary healthcare services to institutional clients, including social service organizations and nursing home and individuals; and

3.	Logistics and other solution services — delivery of logistic and warehouse human resources solution services to corporate customers.

Corporate and unallocated — included in Corporate and unallocated are operating expenses that are not directly allocated to the individual business units. These expenses primarily consist of operating lease cost, certain staff costs, and other various general and administrative expenses.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. REVENUE AND SEGMENT INFORMATION (cont.)

Segment information for the six months ended June 2024 and 2023 is presented below. Management does not manage the assets on a segment basis, therefore segment assets are not presented below.

	For the six months ended June 30, 2024
	Professional solution services	Nursing solution services	Logistics and other solution services	Corporate and unallocated	Total
Revenue	$1,008,729	$677,640	$1,495,623	$—	$3,181,992
Cost of revenue	382,416	604,520	1,239,026	—	2,225,962
Gross profit	626,313	73,120	256,597	—	956,030
Operating expenses
General and administrative	299,789	31,056	32,279	49,713	412,837
Selling and marketing	—	—	—	13,218	13,218
Total operating expenses	299,789	31,056	32,279	62,931	426,055
Income (loss) from operations	326,524	42,064	224,318	(62,931)	529,975
Other income (expense)
Interest income	1,450	—	—	269	1,719
Interest on bank loans	—	—	—	(17,421)	(17,421)
Other income	3,291	—	—	686	3,977
Total other income (expense)	4,741	—	—	(16,466)	(11,725)
Income (loss) before provision for income taxes	$331,265	$42,064	$224,318	$(79,397)	$518,250

	For the six months ended June 30, 2023
	Professional solution services	Nursing solution services	Logistics and other solution services	Corporate and unallocated	Total
Revenue	$967,272	$954,415	$866,363	$—	$2,788,050
Cost of revenue	449,251	820,749	742,659	—	2,012,659
Gross profit	518,021	133,666	123,704	—	775,391
Operating expenses
General and administrative	242,648	30,872	40,359	41,531	355,410
Selling and marketing	—	—	—	11,698	11,698
Total operating expenses	242,648	30,872	40,359	53,229	367,108
Income (loss) from operations	275,373	102,794	83,345	(53,229)	408,283
Other income (expense)
Government subsidies	—	—	—	8,536	8,536
Interest income	2	—	—	133	135
Interest on bank loans	—	—	—	(13,026)	(13,026)
Total other income (expense)	2	—	—	(4,357)	(4,355)
Income (loss) before provision for income taxes	$275,375	$102,794	$83,345	$(57,586)	$403,928

The Company’s assets, including non-current assets are in Hong Kong, are without any specific designation, and are used to generate the Company’s revenue streams that are all sourced in Hong Kong.

The Company does not have a concentration of its revenue with specific customers. During the six months ended June 30, 2024 and 2023, there were no customers that accounted for more than 20% of the Company’s revenue.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. RELATED PARTY TRANSACTIONS AND BALANCES

Related parties:

Name of related parties	Relationship with the Company
JFY & Co.	A customer of the Company controlled by Mr. Chan (Note 1)
JFY CPA Limited	A customer of the Company controlled by Mr. Chan (Note 1)

Note 1: Mr. Chan is the controlling shareholder of these entities and Click Holdings.

Included in the Company’s revenue for the six months ended June 30, 2024 and 2023 is $nil and $291,494 from related parties, respectively. The details are as follows:

Name of related parties	2024	2023
JFY & Co.	$—	$64,324
JFY CPA Limited	—	227,170
Total	$—	$291,494

Included in the Company’s expenses for the six months ended June 30, 2024 and 2023 are allocated expenses of $nil and $101,451 from related parties, respectively. The details are as follows:

Name of related parties	2024	2023
JFY & Co.	$—	$(14,410)
JFY CPA Limited	—	(87,041)
Total	$—	$(101,451)

Due to related parties

As of June 30, 2024 and December 31, 2023, due to related parties consists of the following:

	As of
Name of related parties	June 30, 2024	December 31, 2023
		(Audited)
Mr. Chan	$—	$(203,559)
Total	$—	$(203,559)

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

The amount due to Mr. Chan as at December 31, 2023 of US$203,559 was non-interest bearing and repayable on demand.

11. DEFERRED OFFERING COST

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the initial public offering. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the initial public offering. Should the initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to expenses. As of June 30, 2024 and 2023, the Company has incurred and deferred $728,725 and $nil of deferred offering costs.

12. SUBSEQUENT EVENTS

In preparing these unaudited condensed CFS, the Company evaluated events and transactions for potential recognition or disclosure through the date of this report. No other events require adjustment to or disclosure in the unaudited condensed CFS other than the following:

●	In connection with the planned IPO, the Company completed a reorganization of its corporate structure in August 2024.

●	On August 16, 2024, in accordance with the members’ resolutions on February 4, 2024 and August 16, 2024, the Company subdivided each issued and unissued share into 10,000 shares and the Company is authorized to issue 500,000,000 shares of par value US$0.0001 each.

●	On October 9, 2024, the Company consummated the IPO of 1,400,000 ordinary shares at $4.00 per share. The ordinary shares of Click Holdings began trading on the Nasdaq Capital Market under the ticker symbol “CLIK”.