Form 20-F
period 2025-06-30
Click Holdings Ltd.
filed 2025-10-24
CIK 2020027

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-42308

Click Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

(Address of principal executive offices)

Chan Chun Sing

Chief Executive Officer

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Telephone: +852 2691 8200

At the address of the Company set forth above

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Share, no par value each	CLIK	The Nasdaq Stock Market LLC
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

24,550,600 Class A Ordinary Shares and 9,811,400 Class B Ordinary Shares, no par value each,

as of June 30,2025.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F, or Annual Report, to:

●	“$,” “US$,” or “U.S. dollars” refers to the lawful currency of the United States;

●	“BCA” refers to the BVI Business Companies Act (Revised) of the BVI, as amended, supplemented or otherwise modified from time to time;

●	“BVI” refers to British Virgin Islands;

●	“Booming Voice” refers to Booming Voice Limited, a business company incorporated in the BVI with limited liability, a direct wholly-owned subsidiary of the Company and the direct holding company of JFY Corporate;

●	“Care U” refers to Care U Professional Nursing Service Limited, a company incorporated in Hong Kong with limited liability, and an indirect non-wholly owned operating subsidiary of the Company;

●	“China,” “mainland China,” or the “PRC” refers to the People’s Republic of China, for the purposes of this report, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

●	“Class A Ordinary Share” refers to class A ordinary shares of the Share capital of our Company with no par value each, conferring a holder of a Class A Ordinary Share one (1) vote per share on any resolution tabled at the Company’s general meeting;

●	“Class B Ordinary Share” refers to class B ordinary shares of the Share capital of our Company with no par value each, conferring weighted voting rights in our Company such that a holder of a Class B Ordinary Share is entitled to twenty (20) votes per share on any resolution tabled at our Company’s general meeting;

●	“Click Holdings,” “the Company,” or “our Company” refers to Click Holdings Limited;

●	“Click Services” refers to Click Services Limited, a company incorporated in Hong Kong with limited liability, and an indirect wholly-owned operating subsidiary of the Company;

●	“CSRC” refers to China Securities Regulatory Commission of the PRC;

●	“Controlling Shareholders” refers to Mr. Chan Chun Sing and his spouse, the ultimate beneficial owners who own 89.77% of the total voting power of our Company as of the date of this Annual Report;

●	“Diligent Yield” refers to Diligent Yield Investment Development Limited, a business company incorporated in the BVI, a direct wholly-owned subsidiary of the Company and the direct holding company of Click Services;

●	“Exchange Act” refers to the US Securities Exchange Act of 1934, as amended;

●	“Group,” “our,” “us,” or “we” refers to the Company and its subsidiaries;

●	“HK$,” “HKD,” or “HK dollars” refers to the lawful currency of Hong Kong;

●	“Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in Hong Kong from time to time;

●	Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

●	“JFY Corporate” refers to JFY Corporate Services Company Limited, a company incorporated in Hong Kong with limited liability, and an indirect wholly-owned operating subsidiary of the Company;

●	“PCAOB” refers to Public Accounting Oversight Board;

●	“Performance Plus” refers to Performance Plus Enterprises Limited, a business company incorporated in the BVI with limited liability, an indirect non-wholly owned subsidiary of the Company and the direct holding company of Care U;

●	“Top Spin” refers to Top Spin Investment Company Limited, a business company incorporated in the BVI with limited liability, a direct wholly-owned subsidiary of the Company and the direct non-wholly owned holding company of Performance Plus;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended; and

●	“Shares” or “Ordinary Shares” refers the Class A Ordinary Shares and Class B Ordinary Shares in the capital of Click Holdings with no par value each.

The reporting currency of the Company is US$, and the functional currency is HK$ as Hong Kong is the primary economic environment in which the Company operates. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities are translated into U.S. dollars at the closing rate of exchange as of the balance sheet dates, the statement of income is translated using average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in this Annual Report were solely for the convenience of the readers and were calculated at US$1.00 = HKD7.8, with reference to the pegged rate within the band of HKD7.75-HKD7.85 to US$1 as determined by the Linked Exchange Rate System in Hong Kong. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

ii

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Know and unknown risks, uncertainties and other factors, including those listed under the caption “Risk Factors” of Click Holding’s Form 424B4 (“Prospectus”) filed with the Securities Exchange Commission (“SEC”) on April 2, 2025, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

●	our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our client base;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require

●	overall industry and market performance; and

●	changes in the laws that affect our operations.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed under the caption “Risk Factors” of our Prospectus. Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this Annual Report and the documents that we reference in this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

See “Introduction” and “Forward-Looking Statements” above.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Doing Business in Hong Kong

Recent joint statement by the SEC and PCAOB, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The AHFCA Act was enacted on December 29, 2022. On December 29, 2022, the “Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 23, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the “Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

Our auditor, SFAI Malaysia PLT, is an independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report. As an auditor of companies traded publicly in the U.S. and a firm registered with the PCAOB, it is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiaries.

Click Holdings is a business company incorporated under the laws of the BVI with limited liability. The majority of our business operations are conducted through our subsidiaries, JFY Corporate, Click Services and Care U, and hence, our revenue and profit are substantially contributed by our Hong Kong subsidiaries. We may consider paying further dividends in the near future.

Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our Hong Kong subsidiaries and its distribution of funds to us, primarily in the form of dividends. The ability of our Hong Kong subsidiaries to make distributions to us depends upon, among others, their distributable earnings. The amounts of distributions that any of Click Holdings’ subsidiaries declared and made in the past are not indicative of the dividends that we may pay in the future. There is no assurance that we will be able to declare or distribute any dividend in the future.

A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong operating subsidiaries’ business and financial condition.

Our Hong Kong operating subsidiaries’ business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our Hong Kong operating subsidiaries.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect our current customers’ and potential customers’ businesses, and have a negative impact on our Hong Kong operating subsidiaries’ business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operating subsidiaries’ operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operating subsidiaries’ operations and/or the value of the Shares.

Our operations are primarily located in Hong Kong so we are subject to the laws, regulations and policies of the Hong Kong government as well as the influence of the PRC government. However, our ability to operate in Hong Kong may be adversely affected by changes in its laws and regulations. As of the date of this Annual Report, our current clientele is based in Hong Kong, but we may in the future have clients that are Hong Kong-based public or private entities that may have shareholders or directors who are PRC individuals or entities, certain of whom may be materially adversely affected by changes in relevant laws and regulations. As such, our business operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. As of the date of this Annual Report, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may delay or impede our development. This may result in negative publicity or increase our operating costs; require significant management time and attention; and/or subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying our mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation remain unclear at this time. While we believe that our Hong Kong operating subsidiaries’ operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Hong Kong operating subsidiaries’ cost of operations.

The Chinese government may intervene or influence our Hong Kong operating subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers. For instance, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, are currently required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing applications. Although we believe that we are not regarded as a PRC domestic company because substantially all of our operations are in Hong Kong, it is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to us. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Hong Kong operating subsidiaries’ ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Class A Ordinary Shares could decrease or become worthless.

It may be difficult for overseas and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the U.S. generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of mutual and practicable cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in mainland China, U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the PRC laws. U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

All our operations are currently conducted in Hong Kong. Hong Kong has a legal system separate and apart from mainland China. The Securities and Futures Commission of Hong Kong (the “SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (the “MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will be maintained, or if it is, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong operating subsidiaries’ business operations and our reputation, and could result in a loss of your investment in our Class A Ordinary Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Class A Ordinary Shares could decline because of such allegations, even if the allegations are false.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the U.S. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with PRC-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of such companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we mainly operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated the U.S. no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The U.S. may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If a competent authority determines that we are in violation of the Hong Kong National Security Law or the HKAA, our business operations could be materially and adversely affected.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review; any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

As of the date of this Annual Report, our clientele is based in Hong Kong. Nonetheless, we may in the future have clients that are Hong Kong-based public or private entities that may have shareholders or directors who are PRC individuals, or PRC individuals or entities. Accordingly, we may collect and store certain data (including certain personal information) concerning such clients in connection with our business and operations and for “Know Your Customers,” or KYC, purposes. However, given that (i) our operations are solely located in Hong Kong; (ii) we currently have no clients that are PRC entities, or individuals; (iii) we have not been engaged in data (including personal information) processing activities (including the collection, storage, use, processing, transmission, provision and disclosure of data from PRC), we currently are not subject to the cybersecurity review nor prior approval of the CAC.

Having said that, these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of JFY Corporate, Click Services and Care U, its abilities to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to JFY Corporate, Click Services and Care U, if JFY Corporate, Click Services and Care U is deemed to be an “Operator” that are required to file for cybersecurity review before listing in the U.S., or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to JFY Corporate, Click Services and Care U, the business operations of JFY Corporate, Click Services and Care U and the listing of our Class A Ordinary Shares in the U.S. could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If JFY Corporate, Click Services and Care U becomes subject to the CAC or CSRC review, we cannot assure you that JFY Corporate, Click Services and Care U will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, JFY Corporate, Click Services and Care U may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited CFS for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an IPO or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. Given that (i) we do not have any business operations within the PRC; and (ii) we are not regarded as a Chinese domestic enterprise and do not meet any of the conditions stipulated by the Trial Measures, we are not subject to CSRC filing requirement.

If the Chinese government chooses to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to Click Services. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities we could incur material costs to ensure compliance and experience devaluation of our Ordinary Shares or our Ordinary Shares may be prohibited from trading or may be delisted.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Our business is conducted in Hong Kong through our operating subsidiaries, namely JFY Corporate, Click Services and Care U. Our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong. However, the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the U.S. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of the pegging of Hong Kong dollars to U.S. dollars will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Ordinary Shares.

Hong Kong is a special administrative region of the PRC. Following British colonial rule from 1842 to1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong special administrative region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition.

Hong Kong continues using the English common law system. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. In addition, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws.

Currently, all of our operations are conducted in Hong Kong and all of our assets are located outside the U.S. A majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located outside the U.S. in Hong Kong. As such, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report. While judgments entered in the U.S. can be enforced in Hong Kong under common law, if you want to enforce a U.S. judgment in Hong Kong, it must be a final judgment, conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not involving taxes, fines, penalties or similar charges. Further, the proceedings in which the judgment was obtained cannot be contrary to natural justice, and the enforcement of the judgment cannot be contrary to Hong Kong public policy. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, should the PRC choose to exercise regulatory control over Hong Kong or otherwise impose PRC laws over Hong Kong, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a BVI business company and substantially all of our assets are located outside of the U.S. In addition, all of our current directors and officers are nationals and residents of countries other than the U.S. Substantially all of the assets of these persons are located outside the U.S. and primarily in Hong Kong, where each of our directors are located. There is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the U.S., as such judgments of U.S. courts will not be directly enforced in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these persons or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. Even if you are successful in bringing an action of this kind, the laws of the BVI may render you unable to enforce a judgment against our assets or the assets of our directors and officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the U.S. or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to Our Business

Our financial performance is dependent on our ability to continually secure demand for our services.

We do not enter into long-term agreement with any of our customers and our customers are engaged in a wide spectrum of sectors, particularly professional services, nursing and logistics sectors. The needs of each of our clients for services may vary significantly from time to time. It is difficult to accurately project our clients’ future needs or the frequency at which services will be requested, as demand for our services varies based on the requirements of our clients. Whether our clients need to use our services depends on a number of factors which may vary from time to time, including, the availability of manpower in the market, as well as discrepancies in permanent and temporary staffing, staffing to workload volume ratios and service capacity of our clients. There is no assurance that the frequency of our clients’ need for services will be in line with our projections or that any of our clients will continue to require our services at the same level in the future. Should our clients reduce their need for services or cease to require any services provided by us or if we are not able to accurately predict our clients’ staffing needs, our business and financial performance may be adversely affected.

We can give no assurance that we will be able to source a reliable supply of personnel to take up assignments to meet clients’ demand; such uncertainty could affect our business and financial performance.

As of the date of this Annual Report, there were over 23,200 personnel registered with us. These registered personnel are independent contractors and are not our employees. Some of them remain registered with our competitors while being registered with us. Furthermore, they are not obliged to take up any assignment referred to them by us. There is no assurance that we have sufficient registered personnel who are available to take up assignments referred to them by us to meet our clients’ demand. Our business and financial performances may be adversely affected by a decrease in the number of personnel registered with us and/or by the inability of personnel registered with us to take up assignments referred to them by us.

We may not be able to completely match the quality of personnel with the requirements of our clients which may negatively affect demand for our services.

Our success is dependent on the matching between the personnel and the placements with our clients. Whether we could completely match the quality of the personnel with the requirements of our clients relies heavily on the effectiveness of our system as well as properly trained employees that screen and match personnel with our clients. If we are not able to completely match personnel for acceptable qualifications, experience and performance, our clients may lose confidence in our services, which may damage our reputation and result in clients opting to use competitors’ services or their own resources.

We have no guarantee over the quality of services provided by the personnel being placed which may negatively affect our reputation and demand for our services.

As the personnel registered with us are independent contractors, not our employees, we have no guarantee over the personnel’s performance to ensure the quality of services provided by them can be maintained. Our reputation may be affected by the quality of services provided by the personnel placed by us which is not within our control. There is no assurance that our clients’ confidence in us can be maintained if the quality of services provided by the personnel placed by us is not up to standard.

Absence of long-term service contracts with our clients may create difficulties in projecting our clients’ need for our services and any resulting failure to meet demand from our clients in a timely manner may affect our business and financial performance.

We do not enter into long-term service contracts with the majority of our clients. The absence of long-term service contracts with our clients means that our Group may not be able to forecast with certainty the service level that clients will require from us in a given period. Thus, our Group may have difficulties identifying suitable healthcare personnel to meet demand in a timely manner. Failure to meet clients’ needs may result in loss of clients which will adversely affect our business and financial performance.

Our revenue can vary subject to the hiring needs of our customers from time to time.

We focus on providing professionals and qualified personnel in the accounting and finance, healthcare and logistic industries on a temporary assignment-by-assignment basis, which customers can generally reduce their level of use when compared to prior periods. Our business is significantly affected by our customers’ hiring needs from time to time, which are dependent on variety of factors including overall economic condition, industry development, and business development of our customers. Our customers may reduce or postpone or terminate their recruiting assignments with us and, therefore, affect demand for our services. Our clients may also directly engage the personnel previously referred by us upon expiry of certain restrictive period as set out in relevant agreements, which may make us particularly vulnerable to a significant decrease in revenue within a short period of time that could be difficult to quickly replace. This could have a material adverse effect on our business, financial condition and results of operations.

We have a customer concentration, with a limited number of customers accounting for a significant portion of our total revenue. If we are unable to retain a broad group of existing customers, lose one or more significant customers, or fail to attract new customers, our results of operations could suffer.

For the year ended December 31, 2023 and the year ended June 30, 2025, revenue from top five customers of our Group accounted for 51.6% and 42.2% of our Group’s total revenue. Increasing the growth and profitability of our business is particularly dependent upon our ability to retain existing customers and capture additional customers. Our ability to do so is dependent upon our ability to provide high quality services and offer competitive prices. If we are unable to execute these tasks effectively, we may not be able to attract a significant number of new customers and our existing customer base could decrease, including the loss of a significant customer, either or all of which could have an adverse impact on our revenues.

Complaints from our clients may affect our reputation and our ability to retain our existing clients and secure new clients.

We may receive complaints from clients mostly in relation to service standards of the personnel provided through our services. If the number of complaints in relation to service standards of the personnel placed by us increases, our reputation could be affected by these complaints which may have negative impact on our ability to retain existing clients or our ability to secure new clients. Our clients may not continue to use our services which could have an adverse impact on our business and financial performance.

Any negative publicity, allegations, complaints or claims made against us may adversely affect our reputation, business, financial position, results of operations and price of our Class A Ordinary Shares.

Since our establishment, there has not been any negative publicity and allegations made by personnel registered with us against our Group. However, we cannot assure you that any allegations, complaints and claims will not be made against us in the future. Any allegations, complaints or claims against us, regardless of their validity, could cause negative publicity, give rise to potential liability and adversely affect our reputation and the price of our Class A Ordinary Shares. In addition, we may have to divert management and other resources to address relevant allegations, complaints or claims which may adversely affect our business and results of operations. In the event that our insurance coverage is inadequate, we may have to pay out of our own resources to compensate the personnel for any damages suffered if the court does not rule in our Group’s favor based on its interpretation of the facts of such claims and we are found to be at fault. If any complaint escalates to become a claim against us, even unsuccessful, we may have to divert resources to address the claim. Liabilities in respect of such claims could adversely affect our financial position and results of operations.

Our insurance coverage may not be sufficient to cover all losses or potential claims from our clients which losses could affect our business, financial condition and results of operations.

We may become subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant property damage or personal injury occur in our facilities or to our employees due to accidents, natural disasters, or similar events, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employee compensation obligations, or other form of economic loss. Although our Directors believe that we have sufficient insurance coverage in accordance with industry practices, and we will increase our insurance coverage when necessary, there is no guarantee that our existing insurance coverage is sufficient to indemnify us from possible losses or that we can be insured on terms which are acceptable to us. Our insurance policies also may not continue to be available at economically acceptable premiums, or certain types of insurance may not be obtained at a reasonable cost, or at all. For example, insurance covering losses from acts of war, terrorism, or natural catastrophes is either unavailable or cost prohibitive. Any losses that we may incur which we are not insured against may adversely affect our business, financial condition and results of operations.

We may be involved in the potential claims by our clients against the personnel placed by us arising from their misconduct or alleged misconduct in the course of providing services to our clients. Our insurance may not be sufficient to cover medical negligence and similar claims. If we incur any loss that is not covered by our insurance policies or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Possible third parties’ claims or lawsuits arising from the negligence of personnel placed by us may affect our business, financial condition and results of operations.

While the personnel being placed with our clients in a self-employed capacity as independent contractors and under the supervision of our clients during the performance of their duties, their negligence, omission or misconduct in connection with the performance of their duties may lead to lawsuits or claims against us. If our clients suffer any losses or damage arising from the negligent acts of the personnel placed by us, claims may be lodged against such personnel and us. We may incur additional costs to settle or defend these claims and our business, financial condition and results of operations may be adversely affected.

We could be harmed by improper disclosure or loss of sensitive or confidential employee or customer data, including personal data.

We, acting as a human resources solution service provider, store, process and transmit a large amount of data, including personal information of our employees, customers and the personnel registered with us. In doing so, we rely on our own technology and systems, and those of third-party vendors we use for a variety of processes. We and our third-party vendors have established policies and procedures to help protect the security and privacy of this information. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs.

Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under our contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over personal data and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

In compliance with the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) we are obliged to keep all such data confidential. If any personal data provided by personnel is improperly disclosed to third parties, such personnel may take legal action against us for damages and/or compensation for the loss that may have arisen therefrom. Any relevant claims or legal action taken against us may affect our reputation and results of operations. There is no assurance that there will not be any improper disclosure of personal data or unauthorized access to our database.

Our services depend on the reliability of computer systems maintained by us or our outsourcing vendors and the ability to implement, maintain and upgrade our information technology and security measures.

Our services depend on the reliability of computer systems maintained by us and our outsourcing vendors to operate efficiently and reliably at all times. Certain emergencies or contingencies could occur, such as a natural disaster or a significant power outage, which could temporarily shut down our facilities and computer systems. Further, our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. In addition, if the technological and operational platforms and capabilities become outdated, we will be at a disadvantage when competing with our competitors. In addition, our failure to back up our data and information in a timely manner may cause material disruption of our business operation and may therefore adversely affect our business and results of operations.

There is no assurance that we can generate sufficient cash flow from operating activities and/or obtain external financing in the future to meet our operational needs.

For the year ended December 31, 2023, we had net cash inflow from our operating activities of approximately US$0.4 million, primarily arising from our operating profit adjusted for changes in working capital. For the year ended June 30, 2025, we had net cash outflow from our operating activities of approximately US$6.0 million, primarily arising from our net loss adjusted for changes in working capital. Accordingly, we require significant amount of working capital to fund the payroll of placement filled by us before the corresponding payments from clients. There is no assurance that we will be able to generate such net cash inflows from operating activities in the future. In the event we are not able to generate sufficient funds to finance our operations, and not able to finance from our external sources, our operations and financial position will be materially and adversely affected.

We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in Hong Kong.

Currently, we have our entire operations in Hong Kong. We are affected by macroeconomic factors, such as general economic conditions, population growth, infrastructure development, and market sentiment which are in part, influenced by government spending, infrastructure spending, unemployment rates, real disposable income, inflation, recession, stock market performance, interest rate environment, regulatory policies, foreign investment, gross domestic product growth, business sentiment and economic outlook, all of which are beyond our control. Moreover, political and social stability, taxation, price and exchange control regulations, industry laws and regulations in Hong Kong. There is no assurance that such conditions will not develop in a manner that will have an adverse effect on our operations and financial performance.

We are subject to claims against us in relation to our sales contracts or operations.

Our sales contracts with our customers include terms that provide for breach of contracts, liquidated damages and penalties triggered by certain events such as inability to fulfill the delivery obligations. As such, we may be involved in disputes with our customers, or subject to any material claims, damages or losses. These disputes may lead to legal or other proceedings and may damage our reputation and divert our resources and management’s attention. Significant costs may have to be incurred in settling such disputes or defending ourselves in such proceedings. If we are not successful in defending ourselves in such proceedings, we may be liable for damages, the amount of which may be significant. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings or unfavorable decrees that may result in liabilities and cause other material and adverse effects on our business, results of operations and financial positions.

We may be liable for various obligations as an employer in the event that we place and allocate jobs to personnel in our talent pool which may adversely affect our financial position.

Except for the placement of staff directly employed by us for the human resources solutions of professional services, the provision of other human resources solution services by us, in particular the placement of personnel from our talent pool does not render us an employer of that personnel under the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “Employment Ordinance”) given that there is no employment relationship between the personnel registered with us and our Group, nor is there an employer-employee relationship. So far as our Group is concerned, the circumstances of engagement tend to suggest that the registered personnel would most likely be treated as independent contractors, rather than employees, of our Group since (i) such personnel generally have their right to decide whether to provide services to the customers introduced by our Group; (ii) they do not provide exclusive services to customers introduced by the Group; and (iii) they have the right to transfer or outsource the service opportunities introduced by our Group to another registered personnel. If we are considered to be an employer of the personnel placed by us under the applicable laws and regulations of Hong Kong, we may be liable for various obligations as an employer, such as contributing to the mandatory provident fund (including all possible penalties applicable to employers under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), compensating the personnel for annual leave and statutory holiday entitlements, as well as providing other benefits to the personnel as required under the applicable laws and regulations of Hong Kong. This may result in liabilities and cause other material and adverse effects on our business, results of operations and financial positions.

We have significant working capital needs and if we are unable to satisfy those needs from cash generated from our operations or borrowings under our debt instruments, we may not be able to continue our operations.

We require significant amounts of working capital to operate our business. We often have high receivables from our customers, and as a human resources and staffing company, we are prone to cash flow imbalances because we have to fund payroll payments to temporary workers before receiving payments from clients for our services. Cash flow imbalances also occur because we must pay temporary workers even when we have not been paid by our customers. If we experience a significant and sustained drop in operating profits, or if there are unanticipated reductions in cash inflows or increases in cash outlays, we may be subject to cash shortfalls. If such a shortfall were to occur for even a brief period of time, it may have a significant adverse effect on our business. In particular, we use working capital to pay expenses relating to our temporary workers and to satisfy our workers’ compensation liabilities. As a result, we must maintain sufficient cash availability to pay temporary workers and fund related tax liabilities prior to receiving payment from customers.

In addition, our operating results tend to be unpredictable from quarter to quarter. Any period of time with low operating results or cash flow imbalances could have a material adverse effect on our business, financial condition and results of operations.

We derive working capital for our operations through cash generated by our operating activities and borrowings under our debt instruments. If our working capital needs increase in the future, we may be forced to seek additional sources of capital, which may not be available on commercially reasonable terms. The amount we are entitled to borrow under our debt instruments is calculated monthly based on the aggregate value of certain eligible trade accounts receivable generated from our operations, which are affected by financial, business, economic and other factors, as well as by the daily timing of cash collections and cash outflows. The aggregate value of our eligible accounts receivable may not be adequate to allow for borrowings for other corporate purposes, such as capital expenditures or growth opportunities, which could reduce our ability to react to changes in the market or industry conditions.

We are exposed to credit risks of our customers.

We are exposed to credit risks of our customers. As of June 30, 2024 and 2025, our Group had accounts receivable of approximately HK$8.4 million and HK$18.2 million, respectively. We do not have access to all the information necessary to form a comprehensive view on the creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experiences any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

We depend on attracting, integrating, managing, and retaining qualified internal personnel.

Our success is substantially dependent upon our ability to attract, integrate, manage and retain personnel who possess the skills and experience necessary to fulfill our customers’ needs. Our ability to hire and retain qualified personnel could be impaired by any diminution of our reputation, decrease in compensation levels relative to our competitors or modifications to our total compensation philosophy or competitor hiring programs. If we cannot attract, hire and retain qualified personnel, our business, financial condition and results of operations may suffer. Our future success also depends upon our ability to manage the performance of our personnel. Failure to successfully manage the performance of our personnel could affect our profitability by causing operating inefficiencies that could increase operating expenses and reduce operating income.

We depend on our ability to attract and retain qualified temporary workers.

In addition to the members of our own team, our success is substantially dependent on our ability to recruit and retain qualified temporary workers who possess the skills and experience necessary to meet the staffing requirements of our customers. We are required to continually evaluate our base of available qualified personnel to keep pace with changing customer needs. Competition for individuals with proven professional skills is intense, and demand for these individuals is expected to remain strong for the foreseeable future. There can be no assurance that qualified personnel will continue to be available.

We are dependent on our management team.

Our success is, to a large extent, attributable to our executive director’ strategies and visions as well as their involvement in key aspects of our business, including but not limited to the acquisition and maintenance of new and existing customer relationships, pricing of our services, and overall management of our operations. The business of the Group was founded by Mr. Chan Chun Sing, our Controlling Shareholder, chairman of the board of directors (“BOD”), and chief executive officer. Further, our team of executive officers have worked for our Group possess extensive industry contacts and knowledge, and are familiar with our business operations and have established good relationships with our customers.

Our Company’s success and growth therefore depends on our ability to identify, hire, train and retain suitable, skilled and qualified key personnel. The loss of service of our directors, executive officers or other key personnel without suitable and timely replacements or the inability to attract and retain qualified management personnel, will materially and adversely affect our operations and financial performance.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the listing of our Class A Ordinary Shares, we were a private company mainly operating our businesses in Hong Kong. Our Company is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We operate in an intensely competitive and rapidly changing business environment, and there is a substantial risk that our services could become obsolete or uncompetitive.

The markets for our services are highly competitive. Our markets are characterized by pressures to provide high levels of service, incorporate new capabilities and technologies, accelerate job completion schedules and reduce prices. Furthermore, we face competition from a number of sources, including other executive search firms and professional search, staffing and consulting firms. Several of our competitors have greater financial and marketing resources than we do. New and existing competitors are aided by technology, and the market has low barriers to entry. Furthermore, internet employment sites expand a company’s ability to find workers without the help of traditional agencies. Personnel agencies often work as intermediaries, helping employers accurately describe job openings and screen candidates.

Increasing the use of sophisticated, automated job description and candidate screening tools could make many traditional functions of staffing companies obsolete. Specifically, the increased use of the internet may attract technology-oriented companies to the professional staffing industry. Free social networking sites such as LinkedIn and Facebook are also becoming a common way for recruiters and employees to connect without the assistance of a staffing company.

Our future success will depend largely upon our ability to anticipate and keep pace with those developments and advances. Current or future competitors could develop alternative capabilities and technologies that are more effective, easier to use or more economical than our services. In addition, we believe that, with continuing development and increased availability of IT, the industries in which we compete may attract new competitors. If our capabilities and technologies become obsolete or uncompetitive, our related sales and revenue would decrease. Due to competition, we may experience reduced margins on our services, loss of market share, and loss of customers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business, financial condition and results of operations could be materially adversely affected.

We may be subject to litigation, claims or other disputes.

We may from time to time be involved in disputes arising from contracts with customers, employees, independent contractors in our talent pool or other third parties. Claims may also arise from disputes with customers and/or independent contractors in our talent pool on matters relating to payment and/or contractual performance. Claims involving us could result in time-consuming and costly litigations, arbitration, administrative proceedings or other legal procedures. Expenses we incur in legal proceedings or arising from claims brought by or against us may materially and adversely affect our financial performance.

Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Moreover, liquidated damages, legal proceedings resulting in unfavorable judgment may harm our reputation, cause financial losses and damage our prospects of being awarded future contracts, thereby materially and adversely affecting our operations, financial performance and prospects.

We are dependent on external financing to support our business growth.

We may rely on bank loans to finance our operations, if necessary. Our total borrowings were approximately HK$3.5 million and nil as of June 30, 2024 and 2025, respectively.

Our ability to obtain adequate financing on terms which are acceptable to us depends on a number of factors such as our financial strength, our creditworthiness and our prospects, and other factors that are beyond our control, including general economic, industry, liquidity and political conditions, the terms on which financial institutions are willing to extend credit to us, central bank’s policy rates and cash reserve requirements for banks, and the availability of other sources of debt financing or equity financing. There may also be covenants that restrict our ability to pay dividends and/or restrict our flexibility in utilizing working capital to react to changes in the business environment. Additionally, our business requires significant amount of working capital to fund the payroll of placement filled by us before the corresponding payments from clients, and inability to finance the payroll payment and temporary cash flow imbalance arising therefrom can adversely affect our operation and curtail our business growth. If all or a substantial portion of our bank facilities are withdrawn, or we cannot access additional banking facilities, our operations and financial performance will be adversely and materially affected.

We may default on our obligations under our credit facilities.

We entered into a banking facility with a bank in Hong Kong. A failure to repay any of the indebtedness under our banking facilities as they become due or to otherwise comply with the covenants contained in any of such agreements could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lender thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable. In such an event, we may not be able to pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

We are exposed to risks of infringement of our intellectual property rights and the unauthorized use of our trademarks by third parties.

We have registered our trademark to protect our intellectual property rights in Hong Kong. Should our trademark be violated or infringed, there may be confusion by potential customers who have not previously worked with us.

Given our limited resources, we may not be able to effectively prevent third parties from violating our Company’s intellectual property rights. There is also no assurance that we will be able to obtain adequate remedies in the event of a violation of our intellectual property rights by our competitors or other third parties. If we fail to protect our intellectual property rights adequately, there may be an adverse impact on our Company’s reputation, goodwill and financial performance.

As of the date of this Annual Report, whilst we have not experienced any claims for intellectual property rights infringement, there is no assurance that the products, services, technologies and advertising we use in our business do not or will not infringe valid intellectual property rights held by third parties in the future. In the event of any claims or litigation by third parties involving infringement of their intellectual property rights, whether with or without merit, our operations and financial performance may be adversely affected.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Prior to the listing of our Shares in October 2024, we were a private company with limited accounting personnel and resources to address our ICFR. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting (“ICFR”).

Effective ICFR is important to prevent fraud. The market for and trading price of our Class A Ordinary Shares may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Class A Ordinary Shares. The absence of ICFR may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Capital Market Company Guide.

We may make acquisitions which could divert the attention of our management, and which may not be integrated successfully into our existing business.

We may pursue acquisitions to increase our market penetration, enter new geographic markets and expand the scope of services we provide. We cannot guarantee we will identify suitable acquisition candidates, that acquisitions will be completed on acceptable terms or that we will be able to integrate successfully the operations of any acquired business into our existing business. The acquisitions could be of significant size and involve operations in multiple jurisdictions. The acquisition and integration of another business would divert management attention from other business activities. This diversion, together with other difficulties we may incur in integrating an acquired business, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may borrow money or issue capital stock to finance acquisitions. Such borrowings might not be available on terms as favorable to us as our current borrowing terms and may increase our leverage, and the issuance of capital stock could dilute the interests of our stockholders. Currently, we are not contemplating the acquisition of any specific entity.

Risk Related to Our Corporate Structure

We are incorporated under the law of the British Virgin Islands and conduct substantially all of our operations, and all of our directors and executive officers reside, outside of the U.S. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are incorporated under the laws of the British Virgin Islands. We conduct our operations outside the U.S. and substantially all of our assets are located outside the U.S. In addition, substantially all of our directors and executive officers named in this Annual Report reside outside the U.S., and most of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or officers or to enforce judgments obtained in the U.S. courts against our directors and officers.

Our corporate affairs are governed by our memorandum and articles of association, the BCA and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the British Virgin Islands laws are to a large extent governed by the BCA and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the English common law, which has persuasive, but not binding authority, on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary duties of our directors under the British Virgin Islands laws may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the British Virgin Islands has a less developed body of securities laws than the U.S. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of a BVI business company like us could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BCA. The circumstances in which any such action may be brought, and the procedures and defences that may be available in respect to any such action, may result in the rights of shareholders of a BVI business company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the U.S. based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BCA offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes the BCA. Under the BCA, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the BOD.

However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI law and the constitutional documents of the company, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BCA dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BCA and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BCA also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the BOD or Controlling Shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the U.S. and their shareholders, please refer to the section titled “Description of Share Capital — Differences in Corporate Law” in our registration statement on Form F-1 (File No. 333-280522), as amended, initially filed with the SEC on June 27, 2024.

Risks Related to Our Class A Ordinary Shares

The price of our Class A Ordinary Shares may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The price of our Class A Ordinary Shares may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in results of operations;
●	actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, vendors, acquisitions or expansion plans;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;
●	issuance of new or updated research or reports by securities analysts;
●	Share price and volume fluctuations attributable to inconsistent trading volume levels of our Class A Ordinary Shares;
●	additions or departures of key management or other personnel;
●	our involvement in litigation;
●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;
●	announcement or expectation of additional debt or equity financing efforts;
●	sales of our Class A Ordinary Shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;
●	market conditions in our industry;
●	changes in the estimation of the future size and growth rate of our markets;
●	market conditions in our industry;
●	changes in the estimation of the future size and growth rate of our markets; and
●	general economic, market or political conditions in the U.S. or elsewhere.

These and other market and industry factors may cause the market price and demand for our Class A Ordinary Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Shares and may otherwise negatively affect the liquidity of our Class A Ordinary Shares. In addition, the stock market in general, and Nasdaq Capital Market and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. Such broad market fluctuations, and other factors (such as variations in operating results, and changes in regulations affecting us and our industry) may adversely affect the market price of our Class A Ordinary Shares, if a market for them develops.

Volatility in our Share price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

Our Class A Ordinary Shares are expected to initially trade under $5.00 per Class A Ordinary Share and thus would be known as a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our Class A Ordinary Shares are expected to initially trade below $5.00 per Class A Ordinary Share. As a result, our Class A Ordinary Shares would be known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered as a “penny stock.” A penny stock is subject to rules that impose additional sales practice requirements on brokers/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares, and may negatively affect the ability of holders of our Class A Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

If we fail to meet applicable listing requirements, Nasdaq Capital Market may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you we will be able to meet the continued listing standards of Nasdaq Capital Market in the future. If we fail to comply with the applicable listing standards and Nasdaq Capital Market delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;
●	reduced liquidity for our Class A Ordinary Shares;
●	a determination that our Class A Ordinary Shares are “penny stock,” which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on Nasdaq Capital Market, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq Capital Market, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We may experience extreme volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if such investors purchase shares of our Class A Ordinary Shares prior to any price decline.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

Our Controlling Shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this Annual Report, our Controlling Shareholders hold approximately 89.77% of the total voting power of our Company. As a result, these shareholders will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Nasdaq Capital Market may apply additional and more stringent criteria for our continued listing because we had a small public offering and our insiders hold a large portion of our listed securities.

Under Section 101 of the Nasdaq Capital Market Company Guide, Nasdaq Capital Market has discretionary authority to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq Capital Market inadvisable or unwarranted in the opinion of Nasdaq Capital Market, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq Capital Market.

Additionally, Nasdaq Capital Market has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq Capital Market was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the BOD or management. Our initial public offering was relatively small and the insiders of our Company hold a large portion of the company’s listed securities following the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq Capital Market for our continued listing.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

If a trading market for our Class A Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Share price, our Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

Click Holdings was incorporated under the laws of the British Virgin Islands and a majority of our directors and officers reside outside the U.S. Moreover, many of these persons do not have significant assets in the U.S. As a result, it may be difficult or impossible to effect service of process within the U.S. upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the British Virgin Islands would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain original actions brought in the British Virgin Islands against us or our directors and officers predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the U.S. and the British Virgin Islands providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the British Virgin Islands of judgments obtained in the U.S. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the British Virgin Islands courts if contrary to public policy in the British Virgin Islands. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

The laws of the British Virgin Islands relating to the protection of the interest of minority shareholders are different from those in the U.S.

Our corporate affairs are governed by the memorandum of association and articles of association, and by the BCA and common law of British Virgin Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the BCA and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands.

The laws of the British Virgin Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the U.S. and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the U.S. Potential investors should be aware that there is a risk that provisions of the BCA may not offer the same protection as the relevant laws and regulations in the U.S. may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Class A Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a foreign private issuer under the Nasdaq Capital Market Company Guide will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq Capital Market corporate governance listing standards applicable to a U.S. domestic Nasdaq Capital Market listed company.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Capital Market Company Guide that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the British Virgin Islands, may differ significantly from corporate governance listing standards. Under the Nasdaq Capital Market Company Guide, we may in the future decide to use the home country practices exemption with respect to some or all of the other corporate governance rules, provided that we disclose the requirements we are not following and describe the home country practices we are following. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

We will incur increased costs as a result of being a public company.

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Compliance with U.S. laws and regulations and the Nasdaq Capital Market Company Guide increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. As a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our BOD or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering; (b) in which we have total annual gross revenue of at least US$1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior 3-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s ICFR. If we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides an emerging growth company with the permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to opt-out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. Such differences may prevent us from raising additional capital in the public market as and when we need it.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our BOD or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be, or become, classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. We urge U.S. investors to consult their tax advisors regarding the possible application of the PFIC rules.

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our Class A Ordinary Shares as well as the application of the PFIC rules.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Click Holdings, was incorporated as a business company in the BVI on January 31, 2024. Prior to the incorporation of Click Holdings, our principal operations were carried out through JFY Corporate and Click Services, which were wholly owned by Mr. Chan Chun Sing and his spouse Ms. Leung Wing Shan, respectively. We conducted a reorganization in February 2024, primarily to facilitate our initial public offering.

On October 10, 2024, we completed our initial public offering in which we issued and sold an aggregate of 1,400,000 Shares, at a price of $4.00 per share, for gross proceeds of approximately $5.6 million, before deducting commissions, expense allowance and expenses. Our Shares began trading on the Nasdaq Capital Market on October 9, 2024, under the symbol “CLIK”.

On April 3, 2025, we completed a public offering in which we issued and sold an aggregate of 13,800,000 Shares at a price of $0.6 per share, for gross proceeds of approximately $8.28 million, before deducting placement agent fees and other offering expenses.

On April 14, 2025, we held a general meeting during which six items of business were acted upon and approved by the Company’s shareholders. The Company’s shareholders approved, by a resolution of members, to change the maximum number of shares the Company is authorized to issue from 500,000,000 shares of one class of US$0.0001 par value to 500,000,000 shares with no par value each divided into 450,000,000 Class A Ordinary Shares with no par value each; and 50,000,000 Class B Ordinary Shares with no par value each by re-designating and re-classifying. Each Class B Ordinary Share has twenty (20) votes per share, whereas each Class A Ordinary Share has one (1) vote per share. The Company’s shareholders approved, by a resolution of members, that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-twenty (20) and not more than one (1)-for-thirty (30), with the exact ratio to be set at a whole number within the range and the exact effective date to be determined by the BOD in its sole discretion within one year after the date of passing of this resolution.

On October 7, 2025, the Company announced the approval of the proposed 1-for-30 share consolidation of the Class A Ordinary Shares and Class B Ordinary Shares of no par value each (the “Share Consolidation”). On October 10, 2025, the Share Consolidation became effective. As of the date of this Annual Report, the Company is authorized to issue 15,000,000 Class A Ordinary Shares with no par value each; and 1,666,667 Class B Ordinary Shares with no par value each. As of the date of this Annual Report, the total number of Ordinary Shares outstanding is 1,145,401, comprising 818,354 Class A Ordinary Shares and 327,047 Class B Ordinary Shares.

The charts below summarize our corporate legal structure and identify our Group as of the date of this Annual Report:

Name	Background	Ownership
Diligent Yield	Incorporated on October 1, 2021 under the laws of the BVI as an investment holding company.	100% owned by Click Holdings

Booming Voice	Incorporated on October 25, 2023 under the laws of the BVI as an investment holding company.	100% owned by Click Holdings

Top Spin	Incorporated on February 20, 2025 under the laws of the BVI as an investment holding company.	100% owned by Click Holdings

Performance Plus	Incorporated on July 1, 2014 under the laws of the BVI as an investment holding company.	80% owned by Top Spin

Click Services	Incorporated on August 28, 2020 as a private company limited by shares under the laws of Hong Kong.	100% owned by Diligent Yield

JFY Corporate	Incorporated on May 8, 2017 as a private company limited by shares under the laws of Hong Kong	100% owned by Booming Voice

Care U	Incorporated on December 3, 2014 as a private company limited by shares under the laws of Hong Kong	100% owned by Performance Plus

As of the date of this Annual Report, our Controlling Shareholders, through Circuit Delight Limited and Classic Impact Limited, hold approximately 89.77% of the total voting power of Click Holdings. Because more than 50% of the voting power of the Company is held by a single entity, we are a controlled company under the Nasdaq Capital Market corporate governance rules.

Corporate Information

Our principal executive office is located at Unit 1709-11, 17/F, Tower 2, The Gateway, Harbour City, Kowloon, Hong Kong and our telephone number at this address is +852 2691 8200. As of the date of this Annual Report, we do not own any property, and we lease the above property in connection with our business operations. Our registered office in the BVI is located at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.clicksc.com.hk. The information contained on our website is not a part of this Annual Report. The SEC maintains an Internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

B. Business Overview

Overview

We are a fast-growing human resources solutions provider based in Hong Kong, aiming to match our client’s human resources shortfall through our proprietary AI-empowered talent pool by one “click”. Our key businesses primarily include (i) professional solution services; (ii) nursing solution (mainly elderly) services; and (iii) logistics and solution services. We primarily focused on talent sourcing and the provision of temporary and permanent personnel to customers. Our primary market is Hong Kong and our diverse clientele includes accounting and professional firms, Hong Kong listed companies, nursing homes, individual patients, logistics companies and warehouses. We specialize primarily in placing professional accountants and company secretaries, registered nurses and healthcare workers as well as other blue-collar workers, for direct hire and contract staffing roles.

Our Services

We provide our services to a broad range of customers including Certified Public Accountant firms, charitable organizations, non-governmental organizations, small and medium-sized businesses and Hong Kong listed companies.

Professional solution services

We employed group of qualified accountants and finance experts to provide outsourcing services and consulting services including (i) the secondment of senior executives such as chief financial officers and company secretaries to perform compliance, financial reporting and financial management functions for customers; (ii) the provision of accounting and audit professionals to perform audit work under the instruction of Certified Public Accountant firms; and (iii) the provision of corporate finance experts to assist in drafting of documents including circulars, announcements and others for Hong Kong listed companies and listing documents for private companies planning to go public.

Nursing solution services

We provide talent sourcing services tailored to nursing home clients, addressing the persistent issue of understaffing, particularly concerning positions such as registered nurses and healthcare workers. We provide human resources solutions to social service organizations and nursing homes by matching both temporary and permanent vacancies with candidates in our extensive talent pool. In addition, we also cater to individual clients seeking healthcare professionals and nurses for intensive care and personalized support.

Logistics and other solution services

Logistics companies, warehouses and e-commerce related companies in Hong Kong engage in labor intensive work and have been facing a shortage of blue-collar workers. We provide human resources solutions by matching workers such as packaging staff and movers from our talent pool with both temporary and permanent vacancies offered by our customers. In addition, we also serve companies in the marketing and event management industry by providing short term workers, promoters and/or cashiers for job positions relevant to temporary or short-term events and/or pop up stores.

The tables below sets out our revenue by service categories for the years ended December 31, 2022 and 2023, and the year ended June 30, 2025.

	Year ended December 31,		Year ended June 30,
	2022	2023	2025
	HKD	HKD	HKD
Professional solution services	7,351,181	15,622,419	17,289,597
Nursing solution services	15,082,477	13,804,675	34,959,797
Logistic and other solution services	9,984,116	14,698,534	31,299,498
Total	32,417,774	44,125,628	83,548,892

Sales and marketing

We market our human resources and staffing services to prospective clients primarily through (i) cross selling to our existing clients through our professional solution service team, (ii) utilizing the internet, our corporate website, and digital direct mail campaigns, (iii) participating in trade shows, showcasing booths and engaging with chambers of commerce and other business organizations, and (iv) conducting telephone marketing through our business development managers.

We have a sales and marketing network to promote our services to our customers and source business opportunities from our potential customers. Our customer service and marketing team is responsible for information collection, marketing and sales activities and customer services. Our team also actively supports existing customers and engages with prospective customers to assess and understand their requirements so that we can better cater to their needs.

Competition

The human resources and staffing industry is highly fragmented with a multitude of competitors offering talent sourcing, staff placement and outsourcing services. Barriers to entry are relatively low, leading to a diverse landscape of market participants operating at varying scales based on financial resources and cash flow capacities, especially considering the significant amounts of working capital typically required for temporary worker payroll in contract staffing services. Our competitors include sole-proprietorship operations and local or regional firms.

We differentiate ourselves by delivering highly qualified candidates precisely tailored to and who are well matched for each position, nurturing and maintaining outstanding client relationships and promptly addressing client needs. To ensure the delivery of quality talents to customers, we rigorously conduct professional reference checks and meticulously scrutinize candidates’ work histories and backgrounds. In general, we prioritize service quality overpricing as a competitive factor. During sluggish hiring periods, however, competitive pressures may influence pricing dynamics, and we are adept at maintaining competitive pricing strategies in such situations.

Talent sourcing

The effectiveness of our services is dependent on our ability to recruit and retain the talent pool through adept sourcing and retention of qualified candidates. Prospective candidates are generally recruited through job postings and electronically outreach tools as well as through telephone communication initiated by our business development managers. Candidates could also register with us through our online registration platform. We maintain an active presence on our corporate website at www.clicksc.com.hk for internet postings and manage a comprehensive database of applicant skills to facilitate precise matching with job openings and contract assignments. Our standard procedure involves thorough screening, interviewing and, in many cases, background checks for all applicants presented to our clients.

Talent pool

All of the personnel registered with us in the talent pool are independent contractors and operate in a self-employed capacity. There exists no employment relationship between our Group and the personnel registered with us. Each individual registered with us signs an independent contractor contract.

Employees

The following table sets forth the number of employees of our Group as of December 31, 2022, 2023, and June 30, 2025 by functions:

	2022	2023	2025
Management	3	3	4
Professional solution service team*	5	6	5
Customer service and marketing	3	4	7
Administration	1	1	5
Others	-	-	3
Total	12	14	24

*	The team is employed by our Group directly and will provide professional solution services to clients including (i) the secondment of senior executives such as CFOs and company secretaries to perform compliance, financial reporting and financial management functions for customers; (ii) the provision of auditing workforce to conduct audit work under the instruction of Certified Public Accountant firms; and (iii) the supply of corporate finance experts to assist in drafting of documents including circulars, announcements and other filings and documents for Hong Kong listed companies and listing documents for private companies planning to go public.

Customer

We cater to a diverse clientele including Certified Public Accountant firms, charitable organizations, non-governmental organizations, small and medium-sized businesses and Hong Kong listed companies. For the year ended December 31, 2022 and 2023 and the year ended June 30, 2025, revenue from top five customers of the Company was approximately 48.4%, 51.6% and 42.2% of the Company’s total revenue.

Vendors

Due to the nature of our business, we have no major vendors. We rely primarily on individuals registered with us in the talent pool as our vendors. For the years ended December 31, 2022 and 2023, and year ended June 30, 2025, we did not have vendors which accounted for more than 10% of our cost of revenue.

Service contracts and standard terms

We typically do not engage in long-term service contracts with the majority of our clients, including both individual clients and institutional clients. Instead, we utilize a standard term sheet, outlining the material terms of our relationship with our clients including our charge-out rates, extra charges and disbursements for special deployment such as emergencies, arrangements for typhoon and public holidays, payment methods as well as charges for late payments and cancellations.

Our standard term sheet also includes provisions prohibiting our clients from offering opportunities or engaging, directly or indirectly, personnel placed by us for same or similar services for six months following their last service day introduced by us, with liability for any losses or damages incurred by us if breached, regardless of whether the personnel are acting in personal capacity or in any capacity under our client’s companies or organizations (including any client’s affiliate company/institution or representative). We also declare in our standard term sheet that we have conducted checks on certificates and experience of registered personnel. In addition, we emphasize that once work commences, we do not accept responsibility for the conduct, professional expertise or any liabilities of placed personnel. In the event that we are in breach of the terms of the standard term sheet with any of our clients, we may be liable for the losses and/or damages suffered by such clients.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in the results of operations for our services.

Regulations

Business registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every entity which carries on a business in Hong Kong to apply for business registration and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 (US$641) and imprisonment for one year.

Taxation

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”) regulates taxes on property, earnings and profits in Hong Kong. The IRO provides that every person including corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As of the date of this Annual Report, the standard profits tax rate for corporations is at 8.25% on assessable profits up to HK$2,000,000 (US$256,410) and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,410). The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations.

Employment

Employment Ordinance

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) provides for, among other things, the basic employment protection of wages to all employees to regulate the general conditions of employment and for matters connected therewith.

The EO provides that where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Under the Employment Ordinance, any employer who willfully and without reasonable excuse fails to pay the said sum due to the employee within seven days after the day of termination, commits an offence and is liable to a fine of HK$350,000 (US$44,872) and to imprisonment for three years.

Further, the EO provides that if any wages or any sum earned by the employee for work done over the period commencing on the expiry of his wage period next preceding the time of termination up to that time are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who willfully and without reasonable excuse fails to pay such wages or sum within seven days from the day on which they become due, commits an offence and is liable on conviction to a fine of HK$10,000 (US$1,282).

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”) provides that every employer must take all practicable steps to ensure that each employee is covered under a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer must, for each contribution period, (a) from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO; and (b) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with the MPFSO.

The amount to be contributed and/or deducted by an employer for a contribution period is in the case of a casual employee who is a member of an industry scheme, an amount determined by reference to a scale specified in an order made in accordance with the MPFSO.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees respectively in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease or dies from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Under the ECO, an employer must notify the Commissioner for Labour of any work accident by submitting the prescribed form (within fourteen days after the accident for general work accidents and within seven days after the accident for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was not brought to the notice of the employer or did not otherwise come to his knowledge within such period of seven or fourteen days (as the case may be), then such notice shall be given not later than seven days or, as may be appropriate, fourteen days after the happening of the accident was first brought to the notice of the employer or otherwise came to his knowledge.

The ECO further provides that all employers are required to take out insurance policies to cover their liabilities under the ECO and common law for injuries at workplace for all of their employees. An employer failing to do so is liable on conviction upon indictment to a fine of HK$100,000 (US$12,800) and to imprisonment for two years, and on summary conviction to a fine of HK$100,000 (US$12,800) and imprisonment for one year.

Minimum Wage Ordinance

The prescribed minimum hourly wage rate (currently set at HK$40.0 (US$5) per hour) for every employee is govern by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

Independent contractors

Under the Hong Kong laws, a worker may be categorized as either an independent contractor or an employee. There are several important factors to distinguish an employee from an independent contractor, among others, (i) control over work procedures, working time and method; (ii) ownership and provision of work equipment, tools and materials; and (iii) whether the person is free to hire helpers to assist in the work. A company is generally not liable to take up employer’s obligations under the EO, the ECO, the MWO and the MPFSO in respect of its independent contractors.

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) protects the privacy interests of living individuals in relation to personal data. The ordinance covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data. There are six principles under the PDPO, which set out the principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose. The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the PDPO. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed.

C. Organizational Structure

See “ITEM 4. Information on the Company—A. History and Development of the Company”.

D. Property, Plants and Equipment

Our principal executive office is located in Unit 1709-11, 17/F, Tower 2, The Gateway, Harbour City, Kowloon, Hong Kong, whereas leased an office space from an independent third party of 3,859 square feet from June 2025 to June 2028. The monthly rent for our office is around HK$140,000 and may be terminated by giving the landlord one months’ advance notice in writing. As of the date of this Annual Report, we do not own any property and we lease the above property in connection with our business operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and operating results is based upon our consolidated financial statements and related notes included elsewhere in this Annual Report. This Annual Report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” of our Prospectus. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a human resources solutions provider, specializing in offering comprehensive human resources solutions in three principal sectors, namely (i) professional solution services, (ii) nursing solution services, and (iii) logistics and other solution services. We primarily focus on talent sourcing and the provision of temporary and permanent personnel to customers. Our primary market is Hong Kong and our diverse clientele includes accounting and professional firms, Hong Kong listed companies, nursing homes, individual patients, logistics companies and warehouses. We specialize primarily in placing professional accountants and company secretaries, registered nurses and healthcare workers as well as other blue-collar workers, for direct hire and contract staffing roles.

On November 22, 2024, our BOD approved the fiscal year change. On December 16, 2024, we announced a change in fiscal year end from December 31 to June 30. The first and second quarters are typically peak seasons for our professional solution services because many of our corporate customers have their fiscal year ending on December 31 and March 31. Keeping this in mind, we have decided to change our fiscal year end from December 31 to June 30. This will enable us to allocate sufficient resources to our professional solution services during the peak seasons of the first and second quarters, while allowing us to concentrate on audit work and strategic planning post-peak seasons. We have filed a transition report on Form 20-F to cover the transition period from January 1, 2024 to June 30, 2024 as required under applicable rules and regulations.

In April 2025, we completed the acquisition of a prominent nursing care competitor in Hong Kong. Our management viewed the acquisition as a transformative step that, with full ownership, enables us to consolidate operations, align resources, and unlock significant synergies to accelerate our leadership in the nursing care sector.

We achieved significant growth over the year ended June 30, 2025 (“FY2025”) and continued to consolidate our leading position in the human resources solutions market. For FY2025, the Company record a total revenue of approximately HK$83.5 million, marking a notable increase of approximately 89.3% compared to that of approximately HK$44.1 million for year ended December 31, 2023 (“FY2023”).

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

Ability of our Group to maintain scale of pool of talents registered with us

As of the date of this Annual Report, over 23,200 healthcare personnel and logistics and other workforce were registered with us. Our Group’s business is highly dependent on the availability of talents registered with us for assignment placements. Moreover, our extensive database ensures that we can match personnel with the requisite skills and experience to meet the specific needs of our clients. Our financial performance will be affected if there is a significant decrease in the number of talents registered with us available to take up assignments. If we are unable to retain and expand our client base, or any of the major customers substantially reduces staffing requests or orders, our business operation and financial performance would be adversely affected.

Labor shortage

Hong Kong is experiencing ongoing shortage of permanent qualified healthcare personnel and other blue collar labor. The demand for our staffing solution services remains contingent on the continued shortage of personnel in professional services, healthcare and logistics industries.

Recent Developments

During FY2025, we completed the acquisition of a prominent nursing care competitor in Hong Kong. Our management viewed the acquisition as a transformative step that, with full ownership, enables us to consolidate operations, align resources, and unlock significant synergies to accelerate our leadership in the nursing care sector. The acquisition further expanded our talent pool of registered professionals, strengthening its ability to meet surging demand for skilled nursing services across Hong Kong and surrounding regions. The integrated operations are also expected to create substantial operational efficiencies and boost overall profitability. Full ownership further enables us to fast-track development in high-growth verticals, including Home Seniors Nursing Services and Smart Home Nursing Solutions — key focus areas in its long-term strategy to deliver scalable, tech-enabled care solutions.

In October 2025, we were successfully accredited as an approved service provider under the Community Care Service Voucher Scheme for the Elderly (CCSV) in Hong Kong. This milestone further strengthens our leading position in delivering high-quality, personalized community care services to eligible elderly individuals under the government’s initiative. The CCSV empowers elderly residents to select services that best suit their needs, promoting aging in place with dignity and independence.

Looking ahead, we remain committed to leveraging these strategic advancements to drive sustainable growth, expand our service footprint, and deliver innovative, high-impact care solutions that meet the evolving needs of aging communities across the region.

Results of Operations

Comparison of Year Ended December 31, 2023 and Year Ended June 30, 2025

The following table sets forth the consolidated results of our operations for FY2023 and FY2025:

	Year ended
	December 31,	Year Ended June 30,
	2023	2025	2025
	HKD	HKD	US$
Revenue	44,125,628	83,548,892	10,711,396
Cost of revenue	30,858,789	70,753,797	9,071,000
Gross profit	13,266,839	12,795,095	1,640,396

Operating expenses:
General and administrative	6,039,582	20,631,720	2,645,093
Selling and marketing	165,145	681,941	87,428
Total operating expenses	6,204,727	21,313,661	2,732,521

Income (loss) from operations	7,062,112	(8,518,566)	(1,092,125)

Other (expense) income:
Government subsidies	145,610	—	—
Interest income	3,042	20,897	2,679
Interest expense	(195,143)	(294,634)	(37,774)
Other miscellaneous income	—	1,041,992	133,589
Total other (expense) income	(46,491)	768,255	98,494

Income (loss) before provision for income taxes	7,015,621	(7,750,311)	(993,631)
Income tax expense	(754,979)	(186,151)	(23,866)
Net income (loss)	6,260,642	(7,936,462)	(1,017,497)
Less: net loss attributable to non-controlling interests	—	2,835	363
Net income (loss) attributable to equity holders of the Company	6,260,642	(7,933,627)	(1,017,134)

Basic and diluted earnings (loss) per ordinary share*	14.34	(12.55)	(1.61)

Weighted average number of ordinary shares outstanding – basic and diluted*	436,667	632,187	632,187

* Gives retroactive effect to reflect the reorganization in August 2024 and the Share Consolidation in October 2025.

Revenue

The table below sets out our revenue by service categories for FY2023 and FY2025.

	Year ended December 31, 2023	Year ended June 30, 2025
	HKD	HKD
Professional solution services	15,622,419	17,289,597
Nursing solution services	13,804,675	34,959,797
Logistic and other solution services	14,698,534	31,299,498
Total	44,125,628	83,548,892

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

Our revenue increased significantly by approximately HK$39.4 million or 89.3% from approximately HK$44.1 million for FY2023 to approximately HK$83.5 million for FY2025, mainly due to the combined effect of (i) increase in revenue from the provision of nursing solution services of approximately HK$21.2 million; and (ii) increase in revenue from the provision of logistics and other solution services of approximately HK$16.6 million.

Both segments achieved year-over-year growth exceeding 200%. The increase in revenue from the provision of nursing solution services was mainly attributable to a rise in the number of customers during FY2025. The increase in revenue from the provision of logistics and other solution services was mainly attributable to the rapid expansion of this sector and additional demand driven by increased work placements from two major customers during FY2025.

Cost of revenue

Cost of revenue increased by approximately HK$39.9 million or 129.1% from approximately HK$30.9 million in FY2023 to approximately HK$70.8 million in FY2025. Such increase was generally in line with surge in our revenue.

Gross profit

Gross profit remained relatively stable at approximately HK$13.3 million and HK$12.8 million for FY2023 and FY2025, respectively, as the increase in overall revenue from our operations was offset by the deterioration in our gross profit margin. Our gross profit margin decreased from approximately 30.1% in FY2023 to 15.3% in FY2025, primarily due to the increase in revenue from the provision of nursing solution services and logistics and other solution services, which carried lower margins and therefore drove down the overall gross profit margin.

General and administrative expenses

General and administrative expenses were approximately 13.7% and 24.7% of total revenue in FY2023 and FY2025, respectively. The increase in general and administrative expenses by approximately HK$14.6 million, or 243.3%, was mainly due to (i) the one-off share-based compensation of approximately HK$11.1 million in relation to the issuance of shares under the 2025 Equity Incentive Plan; (ii) increase in one-off listing related expenses and legal advisory fee; and (iii) increase in staff costs of back office for the expansion of operation in FY2025.

Selling and marketing expenses

Selling and marketing expenses were approximately 0.4% and 0.8% of total revenue in FY2023 and FY2025, respectively. Selling and marketing expenses mainly comprise advertising expense for online marketing campaigns. The increase in selling and marketing expenses of approximately HK$0.5 million or 250.0% was mainly attributable to a higher budget allocated to online campaigns aimed at brand building and boosting sales.

Other (expense) income

We recorded a net other income of HK$768,255 for FY2025, primarily comprising miscellaneous income of approximately HK$1.0 million, partly offset by interest expense of HK$294,634. For FY2023, we recorded a net other expense of HK$46,491, mainly attributable to interest expense of HK$195,143.

Income tax expense

For FY2023 and FY2025, our income tax expense was HK$754,979 and HK$186,151, respectively.

Net income (loss)

We recorded a net loss of approximately HK$7.9 million in FY2025, compared to a net income of approximately HK$6.3 million in FY2023. Such turnaround from net income to net loss was attributable to the (i) decrease in gross profit; and (ii) increase in general and administrative expenses, as explained above.

Basic and diluted earnings (loss) per ordinary share

For FY2025, we recorded a basic and diluted loss per ordinary share of approximately HK$12.55 (US$1.61). For FY2023, we recorded a basic and diluted earnings per ordinary share of approximately HK$14.34.

Comparison of Six Months Ended June 30, 2024 and 2023

In evaluating our operating results for the six months ended June 30, 2024 and 2023, you should carefully consider the information provided under the section “Item 5. Operating and Financial Review and Prospects” of our transition report on Form 20-F filed with SEC on February 19, 2025.

Comparison of Years Ended December 31, 2023 and 2022

In evaluating our operating results for the years ended December 31, 2023 and 2022, you should carefully consider the information provided under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Prospectus.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

We financed our operations primarily through cash flows from operations and loans from banks, if necessary. As of June 30, 2025, we had cash and cash equivalents of approximately HK$10.6 million and did not have any outstanding bank loans. As of June 30, 2025, our current assets were approximately HK$32.4 million, and our current liabilities were approximately HK$10.9 million. As of June 30, 2024, our current assets were approximately HK$10.6 million, and our current liabilities were approximately HK$7.0 million. Our current ratio improved from approximately 1.5 as of June 30, 2024 to 3.0 as of June 30, 2025.

In view of the current cash and bank balances, funds generated by our operating activities and bank loans, we believe our Company has sufficient resources to meet the working capital needs in the next 12 months from the date the audited financial statements are issued. However, our ability to meet the liquidity and capital requirement will be subject to future economic conditions and other factors which are beyond our control. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows

The following table sets forth a summary of our consolidated cash flows for FY2023 and FY2025, respectively:

	Year ended December 31, 2023	Year ended June 30, 2025
	HKD	HKD
Net cash provided by (used in) operating activities	3,359,015	(5,972,710)
Net cash used in investing activities	(46,932)	(69,095,407)
Net cash (used in) provided by financing activities	(1,400,000)	83,894,505
Net increase in cash and cash equivalents	1,912,083	8,826,388

Operating activities

For FY2023 and FY2025, our net cash provided by or used in operating activities were primarily derived from cash inflow from our net income or net loss adjusted for (i) net non-cash expenses comprising depreciation, amortization, gain on disposal of property and equipment, non-cash lease expense, provision for expected credit losses, stock compensation expense and deferred tax expenses, and (ii) net change in operating assets and liabilities, including accounts receivable, prepaid expenses and other current assets, due from related parties, accounts payable, accrued expenses and other liabilities, advance from customers, due to a related party, income tax payable and lease liabilities.

For FY2025, our net cash used in operating activities was approximately HK$6.0 million, which primarily reflected cash outflow from our net loss of approximately HK$7.9 million adjusted for (i) net non-cash expenses of approximately HK$11.5 million, and (ii) net decrease in cash flow from changes in operating assets and liabilities of approximately HK$9.5 million mainly attributable to cash outflow arising from (a) a decrease in accrued expenses and other liabilities of approximately HK$2.8 million; (b) an increase in prepaid expenses and other current assets of approximately HK$2.5 million; (c) an increase in accounts receivable of approximately HK$1.6 million; and (d) a decrease in income tax payable of approximately HK$1.5 million.

For FY2023, our net cash provided by operating activities was approximately HK$3.4 million, which primarily reflected cash inflow from our net income of approximately HK$6.3 million adjusted for (i) net non-cash expenses of approximately HK$1.4 million, and (ii) net decrease in cash flow from changes in operating assets and liabilities of approximately HK$4.3 million mainly attributable to cash outflow arising from a decrease in amounts due to a related parties of approximately HK$1.6 million, an increase in amounts due from related parties of approximately HK$3.2 million and a decrease in lease liabilities of approximately HK$1.2 million, which were offset by cash inflow arising from an increase in advance from customers of approximately HK$1.0 million and an increase in tax payable of approximately HK$0.7 million.

Investing activities

Net cash used in investing activities for FY2025 was approximately HK$69.1 million, mainly consisted of (i) cash outflow on acquisition of a subsidiary of approximately HK$69.5 million cash payment for purchase of property and equipment of approximately HK$0.6 million, which were partly offset by proceed from disposal of property and equipment of HK$1.0 million.

Net cash used in investing activities for FY2023 was HK$46,932, which represented cash payment for purchase of property and equipment.

Financing activities

For FY2025, net cash from financing activities was approximately HK$83.9 million, mainly consisted of (i) proceeds from issuance of ordinary shares for general working capital of approximately HK$58.0 million; and (ii) proceeds from issuance of ordinary shares for initial public offering of approximately HK$38.3 million, which were partly offset by (a) payment of offering costs of approximately HK$8.9 million; and (b) repayments of short-term bank loans of approximately HK$4.2 million.

For FY2023, net cash used in financing activities was HK$1.4 million, mainly consisted of proceeds from bank loans of HK$16.1 million, which were offset by repayments on bank loans of HK$17.5 million.

Off-Balance Sheet Arrangements

We had not entered any material off-balance sheet transactions and arrangements in FY2023 and FY2025.

Leased Properties

We leased an office in Unit 1709-11, 17/F, Tower 2, The Gateway, Harbour City, Kowloon, Hong Kong with an aggregate area of 3,859 square feet from June 2025 to June 2028. The monthly rent for our office is around HK$140,000.

Contractual Obligations

We have leases for office space and facilities. All of the leases are classified as operating leases. Set forth below the information related to our operating leases as of June 30, 2025.

	As of June 30,
	2025	2025
	HKD	US$
Right-of-use assets	5,861,057	751,418
Short-term lease liabilities	1,882,220	241,310
Long-term lease liabilities	3,978,837	510,107

12 months ending June 30,	HKD
2026	2,066,724
2027	2,066,724
2028	2,066,724
Total undiscounted lease payments	6,200,172
Less: imputed interest	(339,115)
Total lease liabilities	5,861,057
Total lease liabilities (US$)	751,417

Capital Expenditures

For FY2023 and FY2025, we purchased HK$46,932 and HK$631,732 of property and equipment respectively, mainly for use in our operations, respectively.

Comparison of Six Months Ended June 30, 2024 and 2023

In evaluating our liquidity and capital resources for the six months ended June 30, 2024 and 2023, you should carefully consider the information provided under the section “Item 5. Operating and Financial Review and Prospects” of our transition report on Form 20-F filed with SEC on February 19, 2025.

Comparison of Years Ended December 31, 2023 and 2022

In evaluating our liquidity and capital resources for the years ended December 31, 2023 and 2022, you should carefully consider the information provided under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Prospectus.

C. Research and Development, patents and licenses

Research and Development

We did not have any research and development activities and thus no research and development policies.

Intellectual Property

We rely on a combination of trademark law and confidentiality and non-disclosure agreements to protect our intellectual property rights. We also consistently monitor for any instances of infringement or misappropriation of our intellectual property rights. As of the date of this Annual Report, we have registered the following trademark which we consider material to our Group’s business:

Trademark	Registered owner	Place of registration	Class No.	Registration number	Date of registration	Expiry date
	Click Services	Hong Kong	16,35,44,45	305403168	September 28, 2020	September 27, 2030

Permits and Licenses

Description of approval/license/permit/other regulatory requirements	Holding entity	Date of issue	Date of expiration	Regulatory authority
Employment agency license	Click Services Limited	January 14, 2025	January 13, 2026	The Labour Department

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are fully disclosed in the Company’s consolidated financial statements (“CFS”) included elsewhere in this Annual Report. We prepared our CFS in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our unaudited condensed CFS and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information and external market information. Actual results may differ from these estimates.

Our significant accounting policies are more fully described in Note 2 – Summary of Significant Accounting Policies to our CFS. The Company’s critical accounting estimates affecting the financial statements include allowance for expected credit losses related to accounts receivable, fair value of financial asset – contingent consideration asset and impairment of goodwill and intangible assets.

Financial asset – contingent consideration asset

The Company recognizes contingent consideration asset arising from business combinations as a financial asset when it represents a right to receive a refund or clawback of previously transferred consideration (e.g., from a profit guarantee arrangement). Such assets are initially measured at fair value on the acquisition date and included for the purpose of calculating goodwill under ASC 805, Business Combinations.

Contingent consideration asset is classified as financial assets under ASC 825, Financial Instruments, and are measured at fair value through profit or loss. Fair value is determined using valuation techniques such as discounted cash flow models, incorporating probability-weighted expected cash flows, discount rates reflecting the Company’s incremental borrowing rate or market rates, and other relevant inputs. Changes in fair value are recognized in the consolidated statements of operations as a component of other income (expense), in the period of change.

The Company derecognizes the financial asset upon settlement (e.g., receipt of payment), expiration of the right, or when the asset is transferred and the transfer qualifies for derecognition.

For the year ended June 30, 2025, the Company acquired Top Spin which indirectly holds Care U, a Hong Kong-based provider of nursing solution services. As part of the acquisition, the Company received a two-year profit guarantee from the vendor, entitling the Company to a refund each of the two years if Care U’s net income for the year ending June 30, 2026 and 2027, falls below an agreed target.

The contingent consideration asset recognized at a fair value of HKD1,680,000 (US$215,385) on the acquisition date is measured on a recurring basis using significant unobservable (Level 3) inputs. It was determined using a discounted cash flow model with a 5.25% discount rate and probability-weighted estimates of profit shortfalls.

The reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025 are as follows:

Fair Value
Financial asset – contingent consideration asset	HKD
Balance as of January 1, 2023, December 31, 2023 and June 30, 2024	—
Addition	1,680,000
Change of fair value recognized in other income (expense)	—
Balance as of June 30, 2025	1,680,000
Balance as of June 30, 2025 (US$)	215,385

Expected credit loss and accounts receivable

Accounting Standards Update (ASU) 2016-13, “Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments” (Topic 326) requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred.

Accounts receivable is stated at its original invoiced amount. To determine the extent of related collection risk on the accounts receivable, the Company adopted the expected credit losses (“CECL”) model, which is based on management’s historical collection experience, age of the receivable, the economic environment, industry trend analysis, and the current credit profile and financial condition of the customers. The Company classifies its customers into categories with similar risk characteristics. Each risk category is assigned a base loss rate, which is adjusted upwards using an aging matrix. Management reviews its receivables on a regular basis to determine if the allowance for expected credit losses is adequate and adjusts the allowance, including the base loss rate and adjustment factors, when necessary. Delinquent account balances are written-off against the allowance for expected credit losses after all means of collection have been exhausted and that the likelihood of collection is not probable.

Property and equipment, net

Property and equipment primarily consists of leasehold improvement and office equipment and other, which is stated at cost less accumulated depreciation less any impairment losses. The cost of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Depreciation is computed using the straight-line method based on the estimated useful life.

Fixed Asset Category	Useful lives
Office equipment and other	5 years
Leasehold improvements	Shorter of lease term or life of underlying assets

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations.

Intangible assets

Intangible assets consist of trademark and customer relationship, which are stated at cost less accumulated amortization less any impairment losses. Amortization is computed using the straight-line method based on the estimated useful life.

Intangible Asset Category	Useful lives
Trademark	Indefinite
Customer relationship	20 years

Impairment of long-lived assets and intangible assets with definite lives

The Company reviews long-lived assets including intangible assets with definite lives for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the FV of the assets. No impairment of long-lived assets was recognized for the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination, accounted for under ASC 805, Business Combinations.

Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate potential impairment, in accordance with ASC 350, Intangibles—Goodwill and Other. The Company has the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates potential impairment, a quantitative impairment test is required. Otherwise, no further testing is needed. The quantitative impairment test compares the fair value of each reporting unit determined using valuation techniques, with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, an impairment charge is recognized for the excess, limited to the goodwill allocated to the reporting unit. Impairment testing involves significant management judgment, including identifying reporting units, allocating assets, liabilities, and goodwill to reporting units, and estimating fair values using assumptions.

During the year ended June 30, 2025, the Company acquired Top Spin and have consolidated their financial results in the consolidated financial statements since the date of acquisition. As the result of acquisition, goodwill amounted to HKD69,517,007 (US$8,912,437) was recognized and allocated entirely to the reporting unit of Care U within the segment of nursing solution services during the year ended June 30, 2025. As of June 30, 2025, a qualitative assessment was performed post-acquisition, considering factors such as stable demand for nursing services, positive financial performance, and no adverse regulatory changes. No impairment indicators were identified, and it was more likely than not that the fair value of the Care U reporting unit exceeded its carrying amount, thus no impairment of goodwill was recognized.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Unit 1709-11, 17/F, Tower 2, The Gateway, Harbour City, Kowloon, Hong Kong.

Name	Age	Position
Mr. Chan Chun Sing	46	Chairman, Director and Chief Executive Officer
Ms. Siu Iu	32	Chief Financial Officer
Ms. Ip Hau Yi	33	Chief Operating Officer
Mr. Chow Chi Wing	48	Chief Sales Officer
Mr. Tse Wah Ping	46	Independent Director
Ms. Chik Wai Chun	40	Independent Director
Mr. Lam Kai Yuen	42	Independent Director

Mr. Chan Chun Sing is the founder of the Company, and has served as our chairman of the BOD, director and chief executive officer, and he is responsible for the overall strategic direction and development of our Group. Mr. Chan is currently the company secretary of Lap Kei Engineering (Holdings) Limited (stock code: 1690.HK). Since February 2017, Mr. Chan has served as an independent non-executive director of Winson Holdings Hong Kong Limited (stock code: 6812.HK).

In addition, from January 2017 until January 2022, Mr. Chan served as an independent non-executive director of Lai Si Enterprise Holding Limited (stock code: 2266.HK). From October 2019 to June 2021, Mr. Chan served as company secretary of Janco Holdings Limited (stock code: 8035.HK). Mr. Chan also served as an executive director of Janco Holdings Limited from October 2019 to December 2020. From December 2011 to October 2013, Mr. Chan served as an independent non-executive director of Zhonghua Gas Holdings Limited (stock code: 8246.HK).

Mr. Chan worked for Deloitte Touche Tohmatsu from September 2001 to July 2011 and his last position held was senior manager in the audit department. Mr. Chan has more than 22 years of experience in the fields of accounting, auditing, compliance matters of listed companies in Hong Kong and managing listed companies and Certified Public Accountant firms. He obtained a bachelor’s degree of arts in accountancy from the Hong Kong Polytechnic University in 2001. Mr. Chan further obtained an Executive Master of Business Administration from the Chinese University of Hong Kong in November 2015. Mr. Chan obtained a Postgraduate Certificate in Business Forensics in October 2022. Mr. Chan has been a certified public accountant of the Hong Kong Institute of Certified Public Accountants since April 2006. He is also an associate member of the Hong Kong Chartered Governance Institute (formerly known as the Hong Kong Institute of Chartered Secretaries) since June 2021.

Ms. Siu Iu has served as the Company’s Chief Financial Officer since August 2024. Ms. Siu joined us in May 2023 and served as the Company’s finance manager before she was promoted to Chief Financial Officer. As the finance manager of the Company, Ms. Siu was responsible for the Company’s and its subsidiaries’ strategic planning, corporate finance activities, oversight of financial reporting procedures, internal controls and compliance with respective requirements.

Ms. Siu has more than eight years of experience in the field of accounting and auditing, including working experience at PricewaterhouseCoopers from July 2021 to May 2023. During her tenure with PricewaterhouseCoopers, she effectively managed engagements for both Hong Kong and U.S. reporting entities, and her last position held at PricewaterhouseCoopers was senior associate in the assurance department. Before joining PricewaterhouseCoopers, Ms. Siu worked as a senior accountant in an international accounting firm between November 2020 and July 2021. She also worked as an audit accountant and an audit associate in two other CPA firms in Hong Kong between April 2017 and November 2020. Ms. Siu obtained a bachelor’s degree in business administration with a focus on applied economics from Hong Kong Baptist University in 2015, and is a certified public accountant licensed in Hong Kong.

Ms. Ip Hau Yi is a seasoned administrative professional with a wealth of experience in managing operations in the healthcare industry. She joined Click Services since October 2020 and has been serving as the Administrative Manager responsible for overseeing all administrative functions, driving operational efficiency, and supporting the company’s day to day operation. From September 2015 to October 2020, Ms. Ip worked at a nursing care services provider specialized in sourcing and placement of healthcare professionals and her last position held was Senior Administrative Officer. Ms. Ip obtained a higher diploma in business with a specialization in sales, marketing, and advertising from HKU SPACE Community College in 2014.

Mr. Chow Chi Wing is an experienced sales and marketing professional. He joined Click Services since March 2021 and has been serving as the Business Development Manager responsible for identifying new business opportunities, client relationship management and exploring new markets for human resources solutions. From June 2019 to February 2021, Mr. Chow was the Senior Marketing & Executive Manager of a consulting firm specialized in provision of digital transformation and business optimization solutions to corporate clients. From March 2008 to November 2018, Mr. Chow was the Sales and Marketing Manager of a private company to promote health supplements in Hong Kong and manage product development projects in the PRC. Mr. Chow obtained a bachelor’s degree of science in radiation health physics from the University of Hong Kong in 1999 and a postgraduate diploma in marketing from HKU SPACE in 2014.

Mr. Tse Wah Ping serves as an independent director and the chairman of the nominating and corporate governance committee and auditor committee, and a member of the compensation committee.

Mr. Tse has over 20 years of experience in the fields of treasury and fundraising management, corporate finance and accounting. He worked for Deloitte Touche Tohmatsu from September 2001 to February 2010, and his last position held was manager in the audit department. He then worked for Melco Resorts & Entertainment Limited, a company listed on the Nasdaq Global Select Market (Nasdaq: MLCO), from March 2011 to June 2020, and his last position held was vice president of treasury. Mr. Tse is currently a director of a private company which is engaged in property management in Hong Kong. Mr. Tse obtained his bachelor of business administration in accountancy from the City University of Hong Kong. He has been a certified public accountant of The Hong Kong Institute of Certified Public Accountants since January 2005. He has also been a fellow of The Association of Chartered Certified Accountant since November 2009.

Ms. Chik Wai Chun serves as an independent director and the chairwoman of the compensation committee and a member of the audit committee and nominating and corporate governance committee.

Ms. Chik has over 15 years of experience in the auditing, accounting, corporate governance and company secretarial experience. She currently serves as the company’s secretary at P.B. Group Limited (stock code: 8331.HK) and FingerTango Inc. (stock code: 6860.HK), the head of company secretarial department of P.B. Advisory Limited and a consultant of the company secretarial department at Trinity Corporate Solutions Limited. She is served as an independent non-executive director at Boltek Holdings Limited (Stock Code: 8601.HK). She also has an appointment of an independent director of Top Wealth Group Holding Ltd (NASDAQ ticker: TWG). Ms. Chik obtained a master of corporate governance degree from The Hong Kong Polytechnic University in September 2015. She was admitted as a member of CPA Australia in June 2011. Ms. Chik was also certified as a certified public accountant by the Hong Kong Institute of Certified Public Accountants in September 2011, and was admitted as an associate of both The Hong Kong Chartered Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute (formerly known as the Institute of Chartered Secretaries and Administrators) in March 2016.

Mr. Lam Kai Yuen serves as an independent director and a member of the audit committee, compensation committee and nominating and corporate governance committee.

Mr. Lam Kai Yuen is currently the executive director of Reach New Holdings Limited (stock code: 8471.HK.). Mr. Lam has over 18 years of experience in the garment accessories manufacturing industry. Mr. Lam obtained a bachelor’s degree of business in management with distinction from the Queensland University of Technology in October 2004. He then obtained a master’s degree of business in entrepreneurship from the University of Queensland in December 2005.

Family Relationships

There are no family relationships among our directors and executive officers.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended June 30, 2025, we paid an aggregate compensation of approximately HK$5.3 million, in cash (including salaries, bonus and mandatory provident fund contributions) to our directors and executive officers as a group. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate basis.

We have not granted any equity awards to our directors or executive officers during the year ended June 30, 2025.

C. Board Practices

Board of Directors

Our BOD currently consists of four directors. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our Company shall declare the nature of his or her interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested in it and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.

Terms of Directors and Officers

Our directors may be appointed by resolutions of directors or resolutions of members. Pursuant to our Articles of Association, each director holds office for the term, if any, fixed by the resolution of the shareholders of the Company or resolution of directors appointing him or her; or until their resignation, death, or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his or her earlier death, resignation or removal.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers will be employed for an initial period of three years, and such agreements will automatically renew unless otherwise agreed to in writing. We may terminate the executives, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

We may also terminate an executive officer’s employment without cause at any time upon one month’s advance written notice or by payment of one month’s salary in lieu of notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable laws of the jurisdiction where the executive officer is based. An executive officer may terminate his or her employment at any time with three months’ prior written notice to the Company or by payment of three months’ salary in lieu of notice, provided that during the initial period of three years, he or she is not entitled to terminate the employment agreement without prior consent of the BOD.

Specifically, each executive officer agreed, without prior consent of the BOD, to become an employee of any entity other than the Company and any subsidiary or affiliate of the Company, and shall not be associated with any business or entity that directly or indirectly competes with the Group.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our BOD, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our BOD. We also achieved gender diversity by having one female director out of the total of four directors (including independent directors). We believe that our BOD is well balanced and diversified in alignment with the business development and strategy of our Group.

Committees of Our Board of Directors

Our BOD has established an audit committee, a compensation committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. The audit committee is comprised of Tse Wah Ping, Chik Wai Chun and Lam Kai Yuen. Each committee’s members and functions are described below.

Audit Committee

Tse Wah Ping, Chik Wai Chun and Lam Kai Yuen serve as members of the audit committee. Tse Wah Ping serves as the chair of the audit committee. The audit committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. Our BOD has determined that Tse Wah Ping, Chik Wai Chun and Lam Kai Yuen possess accounting or related financial management experience that qualifies them as the “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Tse Wah Ping, Chik Wai Chun and Lam Kai Yuen serve as members of the compensation committee. Chik Wai Chun serves as the chair of the compensation committee. The compensation committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The compensation committee will assist our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer shall not be present during voting or deliberations regarding his or her compensation. The compensation committee will be responsible for, among other things:

●	reviewing and making recommendations to our board of directors regarding the salaries and other compensation of our executive officers;
●	reviewing and making recommendations to our board of directors regarding compensation of our directors;
●	reviewing and approving, or making recommendations to our board of directors, regarding, equity incentive plans, compensation plans and similar programs or arrangements; and
●	selecting, at its discretion, compensation consultants, legal counsel and other advisors.

Nomination and Corporate Governance Committee

Tse Wah Ping, Chik Wai Chun and Lam Kai Yuen serve as members of the nomination and corporate governance committee. Tse Wah Ping serves as the chair of the nomination and governance committee. The nomination and corporate governance committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The nomination and corporate governance committee will assist our board of directors in selecting individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The nomination and corporate governance committee will be responsible for, among other things:

●	recommending nominees to our board of directors for election or re-election to our board of directors and for appointment to fill any vacancy on our board of directors;
●	reviewing periodically the composition of our board of directors and its committees;
●	recommending directors to serve as members of the committees of our board of directors;
●	reviewing and recommending corporate governance principles applicable to us; and
●	overseeing evaluations of our board of directors, individual directors and the committees of our board of directors.

D. Employees

As of December 31, 2022, 2023, and June 30, 2025 , we had 12, 14 and 24 full-time employees.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our Shares as of the date of this Annual Report for:

●	each person known to us to beneficially own 5% or more of our outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership of our Shares is determined in accordance with the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. The following percentages of Shares beneficially owned is based on 818,354 Class A Ordinary Shares and 327,047 Class B Ordinary Shares outstanding as of the date of this Annual Report. Each Class B Ordinary Share has twenty (20) votes per share, whereas each Class A Ordinary Share has one (1) vote per share. As of the date of this Annual Report, we do not have any options or warrants that are outstanding. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by any another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned
Name of Beneficial Owner(1)	Number	Percentage(2)	Number	Percentage(2)
Directors, director nominees, and executive officers
Mr. Chan Chun Sing(3)	Nil	Nil	327,047	28.55%
Ms. Ip Hau Yi	Nil	Nil	Nil	Nil
Mr. Chow Chi Wing	Nil	Nil	Nil	Nil
Mr. Tse Wah Ping	Nil	Nil	Nil	Nil
Ms. Chik Wai Chun	Nil	Nil	Nil	Nil
Mr. Lam Kai Yuen	Nil	Nil	Nil	Nil
Directors, director nominees, and executive officers as a group	Nil	Nil	327,047	28.55%

5% or greater principal shareholders:
Circuit Delight Limited(3)	Nil	Nil	327,047	28.55%
Classic Impact Limited(4)	65,520	5.72%	Nil	Nil
Mr. Yau Sze Yeung	99,334	8.67%	Nil	Nil
	164,854	14.39%	327,047	28.55%

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at Unit 1709-11, 17/F, Tower 2, The Gateway, Harbour City, Kowloon, Hong Kong.

(2)	Based on a total of 1,145,401 Shares, comprising 818,354 Class A Ordinary Shares and 327,047 Class B Ordinary Shares as of the date of this Annual Report.

(3)	Mr. Chan Chun Sing beneficially owns 327,047 Class B Ordinary Shares through his 100% ownership of Circuit Delight Limited.

(4)	Ms. Leung Wing Shan, spouse of Mr. Chan Chun Sing, beneficially owns 65,520 Class A Ordinary Shares through her 100% ownership of Classic Impact Limited.

F. Disclosure of Action to Recover Erroneously Awarded Compensation

During and after the last completed fiscal year ended June 30, 2025, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “ITEM 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

During the year ended June 30, 2025, we have engaged in the following transactions with our directors, executive officers or persons known to us to beneficially own more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Names and relationship of related Party:	Existing relationship with the Company
JFY & Co.	A customer of the Company and controlled by Mr. Chan Chun Sing (Note 1)
JFY CPA Limited	A customer of the Company and controlled by Mr. Chan Chun Sing (Note 1)
Click Environmental Services Limited	An entity controlled by Mr. Chan Chun Sing (Note 1)

Note 1: Mr. Chan Chun Sing is the controlling shareholder of these entities and Click Holdings.

Summary of Related Party Transactions:

Included in the Company’s revenue for the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025 were HK$4,799,338, HK$ Nil and HK$1,235,627 (US$158,414) from related parties, respectively. The details are as follows:

	Year ended December 31,	Six months ended June 30,	Year Ended June 30,
Name of related parties	2023	2024	2025	2025
	HK$	HK$	HK$	US$
JFY & Co.	501,728	—	—	—
JFY CPA Limited	4,267,610	—	1,235,627	158,414
Click Environmental Services Limited	30,000	—	—	—
Total	4,799,338	—	1,235,627	158,414

From July 1, 2025 to the date of this Annual Report, we did not record any revenue from each of the related parties.

Included in the Company’s expenses for the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025 were HK$1,134,071, HK$ Nil and HK$ Nil from related parties, respectively. The details are as follows:

	Year ended December 31,	Six months ended June 30,	Year Ended June 30,
Name of related parties	2023	2024	2025	2025
	HK$	HK$	HK$	US$
JFY & Co.	(112,400)	—	—	—
JFY CPA Limited	(1,021,671)	—	—	—
Total	(1,134,071)	—	—	—

From July 1, 2025 to the date of this Annual Report, we did not incur any expenses from each of the related parties.

Policies and Procedures for Related Party Transactions

Our BOD has created an audit committee which is tasked with review and approval of all related party transactions. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;
●	whether there are business reasons for the Company to enter into the related party transaction;
●	whether the related party transaction would impair the independence of an outside director;
●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and
●	any pre-existing contractual obligations.

Employment Agreements

See “ITEM 6. Directors, Senior Management and Employees-C. Board Practices - Employment Agreements with Executive Officers”.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Annual Report. See “ITEM 18. Financial Statements”.

Legal Proceedings

As of the date of this Annual Report, we are not a party to, and we are not aware of any threat of, any legal or arbitration proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, cash flow, or results of operations. However, from time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract, and labor and employment claims.

Dividend Policy

The declaration, amount and payment of any future dividends will be at the sole discretion of our BOD, subject to compliance with applicable BVI laws. Our BOD will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our BOD may deem relevant.

Subject to the BCA and our Articles of Association, our BOD may authorize payment of a dividend to our shareholders at such time and of such an amount if they are satisfied, on reasonable grounds, that immediately after the distribution (a) we will be able to pay its debts as they fall due; and (b) the value of our assets exceeds our liabilities. Cash dividends, if any, on our Shares will be paid in U.S. dollars.

No dividend was approved and declared for the year ended June 30, 2025.

B. Significant Changes

Other than as described elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

On October 7, 2025, the Company announced the approval of the proposed 1-for-30 Share Consolidation of the Class A Ordinary Shares and Class B Ordinary Shares of no par value each. On October 10, 2025, the Share Consolidation became effective. As of the date of this Annual Report, the Company is authorized to issue 15,000,000 Class A Ordinary Shares with no par value each; and 1,666,667 Class B Ordinary Shares with no par value each.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our Class A Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “CLIK” since October 9, 2024. Prior to that date, there was no public trading market for our ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since October 9, 2024, under the symbol “CLIK”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our Memorandum and Articles of Association, as currently in effect, Exhibit 3.2, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-280522), as amended, initially filed with the SEC on June 27, 2024.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “ITEM 4. Information on the Company” or elsewhere in this Annual Report.

D. Exchange Controls

The BVI currently has no exchange control regulations or currency restrictions.

E. Taxation

The following summary of the material British Virgin Islands, Hong Kong and U.S. federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the British Virgin, Hong Kong and the United States.

British Virgin Islands Taxation

The following is a discussion on certain British Virgin Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under British Virgin Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to British Virgin Islands income or corporation tax.

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the British Virgin Islands except to the extent that we have any interest in real property in the BVI, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the BVI. There are no exchange control regulations or currency restrictions in the British Virgin Islands. Under the laws of the British Virgin Islands, no stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands).

Hong Kong Taxation

Our operating subsidiaries are incorporated in Hong Kong and was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000 (US$256,410), and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,410).

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this Annual Report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this Annual Report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	governments or agencies or instrumentalities thereof;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for alternative minimum tax;
●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;
●	persons whose functional currency is not the U.S. dollar;
●	passive foreign investment companies;
●	controlled foreign corporations;
●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the U.S., including Nasdaq Capital Market. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our Company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the Class A Ordinary Shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the U.S.).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the Class A Ordinary Shares unless such gain is effectively connected with its conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the U.S.) or the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the U.S.) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service (“IRS”) relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed our registration statement on Form F-1 (File No. 333-280522), as amended, initially filed with the SEC on June 27, 2024. As a “foreign private issuer,” we are subject to periodic reporting and other informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and any other reports or other information, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

We maintain a website at www.clicksc.com.hk. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report.

I. Subsidiary Information

For information on our subsidiaries, see “ITEM 4. Information on the Company—A. History and Development of the Company”.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Liquidity Risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Interest rate risk

As of June 30, 2025, the Company had no outstanding bank borrowings. We are exposed to interest rate risk on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and, in the future, and result in an adverse impact on our income.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

Other than as disclosed elsewhere in this Annual Report, there have not been any material modifications to the rights of shareholders.

Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-280522), as amended, initially filed with the SEC on June 27, 2024, in relation to our initial public offering, which was declared effective by the SEC on September 30, 2024. On October 10, 2024, we completed our initial public offering in which we issued and sold an aggregate of 1,400,000 ordinary shares, at a price of $4.00 per share, for gross proceeds of approximately $5.6 million, before deducting underwriting discounts and offering expenses. R.F. Lafferty & Co., Inc. acted as the primary underwriter for the Offering while Revere Securities LLC acted as the co-manager for our initial public offering.

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

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our Company or their associates, persons owning 10% or more of our Class A ordinary shares, or our affiliates.

As of June 30, 2025, we have utilized (i) approximately HK$10.4 million for the acquisition of human resources solution providers; (ii) approximately HK$0.5 million for development of a cloud human resources system and recruitment platform; (iii) approximately HK$2.6 million for expansion and recruitment of in-house service team; (iv) approximately HK$2.6 million for expanding our talent pool; and (v) approximately HK$5.2 million for general administration and working capital. Due to rising interest rates, approximately HK$3.5 million of the proceeds originally earmarked for our cloud human resources system and recruitment platform was reallocated to repay a bank loan. The remaining HK$1.2 million will still be applied to the development of that platform. Save for the change as mentioned above, the proceeds from our initial public offering were used in the manner as disclosed in our registration statement on Form F-1 (File No. 333-280522) as amended, initially filed with the SEC on June 27, 2024.

Secondary Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-285922), which was declared effective by the SEC on March 31, 2025, in relation to a best effort offering (“Second Offering”) of a total of 13,800,000 Ordinary Shares of par value $0.0001 per share at the price of $0.6 per Ordinary Share. The Second Offering closed on April 3, 2025. Pacific Century Securities LLC and Revere Securities LLC acted as the co-placement agents in connection with the Second Offering.

We incurred expenses of approximately $0.8 million in connection with the Second Offering, which included approximately $0.6 million for placement agents’ commissions. The net proceeds raised from the Second Offering were approximately $7.4 million after deducting placement agents’ commissions and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the Second Offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

As of June 30, 2025, we have utilized all the proceeds from our Second Offering in the manner as disclosed in our registration statement on Form F-1, as amended (File No. 333-285922).

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of June 30, 2025, were not effective.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our BOD has determined that Mr. Tse Wah Ping, an independent director, is the audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B. CODE OF ETHICS

Our BOD has adopted our code of business conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, the chief financial officer, the chief operations officer, the chief sales officer and secretary. We have filed our code of business conduct and ethics as Exhibit 11.1. Our code of business conduct and ethics is publicly available on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the year ended December 31,	For the year ended June 30,
	2023	2025
	US$	US$
Audit fees (1)	15,000	80,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	15,000	80,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its services, including audit services, audit-related services, tax services and other services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Release of Wei, Wei & Co., LLP and appointment of SFAI Malaysia PLT

As previously announced in the Form 6-K filed by the Company with the SEC on June 4, 2025 (the “June 6-K”), on June 3, 2025, the audit committee of our BOD resolved to release Wei, Wei & Co., LLP (“WW&C”) as the Company’s independent registered public accounting firm, effective June 3, 2025.

During the two most recent fiscal years that ended December 31, 2023 and through the subsequent period preceding the release, WW&C has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to WW&C’s satisfaction, would have caused WW&C to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. In addition, there was no “reportable event” as that term is described in Item 304(a)(1)(v) Regulation S-K during the aforementioned period,

The Company provided WW&C with a copy of the above disclosures prior to filing the June 6-K with the SEC. The Company has requested that WW&C furnish a letter addressed to the SEC stating whether or not it agreed with the statements above. The letter was filed as Exhibit 16.1 to the June 6-K and is incorporated by reference herein.

On June 3, 2025, the Company engaged SFAI Malaysia PLT (“SFAI”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2025. The decision to engage SFAI as the Company’s independent registered public accounting firm was approved by the audit committee of our BOD.

During the two most recent fiscal years and through the date of the engagement, the Company has not consulted with SFAI regarding any of the following:

1.	The application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements.

2.	The type of audit opinion that might be rendered on the Company’s financial statements by SFAI, in either case where written or oral advice provided by SFAI would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues.

3.	Any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) Regulation S-K and the related instructions thereto) or a “reportable event” (as described in Item 304(a)(1)(v) Regulation S-K).

ITEM 16G. CORPORATE GOVERNANCE

As a BVI company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. The Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow BVI corporate under the BCA applicable to us at the same time if we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Capital Market corporate governance rules. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Class A Ordinary Shares”.

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market. Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value; (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The BVI do not require shareholder approval prior to any of the foregoing types of issuances. Our Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Our BOD has elected to follow our home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Nasdaq Listing Rule 5620 provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. As a foreign private issuer, however, we are permitted to, and we have elected to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the BVI, does not require an annual meeting of shareholders to be held.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.2 hereto.

ITEM 16K. CYBERSECURITY

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training.

As of the date of this Annual Report, we are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our BOD holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our BOD and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

As we do not have a dedicated board committee exclusively focused on cybersecurity, our BOD is primarily responsible for overseeing the implementation of our cybersecurity strategy. This includes assessing and managing material risks arising from cybersecurity threats, as well as identifying, evaluating, and addressing any cybersecurity incidents.

As of the date of this Annual Report, the Company has not encountered cybersecurity incidents that the Company believes to have been material to the Company taken as a whole.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to ITEM 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated and combined financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1**	Second Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to Form 6-K filed with the Securities and Exchange Commission on April 30, 2025)

2.1**	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of the registration statement on Form S-8, filed with the Securities and Exchange Commission on April 29, 2025)

2.2*	Description of Securities

4.1**	Form of Representative’s Warrants (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

8.1**	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

10.1**	2025 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to Form 6-K filed with the Securities and Exchange Commission on March 21, 2025)

11.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

11.2**	Insider Trading Policy (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document *

101.SCH	Inline XBRL Taxonomy Extension Schema Document *

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

**	Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: October 24, 2025

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

SFAI MALAYSIA PLT 202206000021 (LLP0031758-LCA) & AF 002216 Chartered Accountants Level 5, Tower 7, Avenue 5, Bangsar South, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur. Tel: 03-9779 0559

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Click Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Click Holdings Limited and Subsidiaries (the “Company”) as of June 30, 2025 and 2024, and December 31, 2023, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years/period in the year ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and December 31, 2023, and the results of its operations and its cash flows for each of the three years/period in the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ SFAI MALAYSIA PLT

We have served as the Company’s auditor since 2025.

Malaysia

October 24, 2025

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2024	June 30, 2025
	HKD	HKD	US$
Assets:
Current assets
Cash and cash equivalents	1,724,167	10,550,555	1,352,635
Accounts receivable, net	8,441,915	18,247,872	2,339,471
Prepaid expenses and other current assets	458,319	3,245,314	416,066
Income tax receivable	—	326,500	41,859
Total current assets	10,624,401	32,370,241	4,150,031

Property and equipment, net	574,398	917,802	117,667
Right-of-use assets, net	886,834	5,861,057	751,418
Goodwill	—	69,517,007	8,912,437
Intangible assets, net	—	31,081,283	3,984,780
Financial asset – contingent consideration asset	—	1,680,000	215,385
Deferred offering costs	5,684,052	—	—
Total non-current assets	7,145,284	109,057,149	13,981,687

Total assets	17,769,685	141,427,390	18,131,718

Liabilities and Shareholders’ Equity:
Liabilities:
Current liabilities
Accounts payable	871,868	3,854,800	494,205
Accrued expenses and other current liabilities	597,772	5,196,071	666,164
Short-term bank loans	3,500,000	—	—
Short-term lease liabilities	895,765	1,882,220	241,310
Income tax payable	1,125,083	—	—
Total current liabilities	6,990,488	10,933,091	1,401,679

Long-term lease liabilities	—	3,978,837	510,107
Deferred tax liabilities	—	5,128,412	657,489
Total non-current liabilities	—	9,107,249	1,167,596

Total liabilities	6,990,488	20,040,340	2,569,275

Commitment and contingencies	—	—	—

Shareholders’ Equity:
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 13,500,000 shares and 34,362,000 shares issued and outstanding as of June 30, 2024 and 2025, respectively*	10,530	26,802	3,436
Additional paid-in capital	6,999,757	105,796,873	13,563,702
Retained earnings (accumulated deficit)	3,768,910	(4,164,717)	(533,938)
Total equity attributable to equity holders of the Company	10,779,197	101,658,958	13,033,200
Non-controlling interests	—	19,728,092	2,529,243
Total shareholders’ equity	10,779,197	121,387,050	15,562,443

Total liabilities and shareholders’ equity	17,769,685	141,427,390	18,131,718

*	Gives retroactive effect to reflect the reorganization in August 2024.

The accompanying notes are an integral part of these consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,	Six months ended June 30,	Year Ended June 30,
	2023	2024	2025	2025
			HKD	US$
Revenue	44,125,628	24,819,541	83,548,892	10,711,396
Cost of revenue	30,858,789	17,810,701	70,753,797	9,071,000
Gross profit	13,266,839	7,008,840	12,795,095	1,640,396

Operating expenses:
General and administrative	6,039,582	2,771,930	20,631,720	2,645,093
Selling and marketing	165,145	103,097	681,941	87,428
Total operating expenses	6,204,727	2,875,027	21,313,661	2,732,521

Income (loss) from operations	7,062,112	4,133,813	(8,518,566)	(1,092,125)

Other (expense) income:
Government subsidies	145,610	—	—	—
Interest income	3,042	13,410	20,897	2,679
Interest expense	(195,143)	(135,887)	(294,634)	(37,774)
Other miscellaneous income	—	31,025	1,041,992	133,589
Total other (expense) income	(46,491)	(91,452)	768,255	98,494

Income (loss) before provision for income taxes	7,015,621	4,042,361	(7,750,311)	(993,631)
Income tax expense	(754,979)	(393,240)	(186,151)	(23,866)
Net income (loss)	6,260,642	3,649,121	(7,936,462)	(1,017,497)
Less: net loss attributable to non-controlling interests	—	—	2,835	363
Net income (loss) attributable to equity holders of the Company	6,260,642	3,649,121	(7,933,627)	(1,017,134)

Basic and diluted earnings (loss) per ordinary share*	14.34	8.16	(12.55)	(1.61)

Weighted average number of ordinary shares outstanding – basic and diluted*	436,667	447,289	632,187	632,187

*	Gives retroactive effect to reflect the reorganization in August 2024 and the share consolidation in October 2025.

The accompanying notes are an integral part of these consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

YEAR ENDED DECEMBER 31, 2023, SIX MONTHS ENDED JUNE 30, 2024

AND YEAR ENDED JUNE 30, 2025

	Ordinary Shares number*	Ordinary Shares amount	Additional paid-in capital	(Accumulated deficit) retained earnings	Total equity attributable to equity holders of the Company	Non-controlling interests	Total (deficit) equity
		HKD	HKD	HKD	HKD	HKD	HKD
Balance as of January 1, 2023	13,100,000	10,218	2,999,782	(3,640,853)	(630,853)	—	(630,853)
Net income	—	—	—	6,260,642	6,260,642	—	6,260,642
Dividend	—	—	—	(2,500,000)	(2,500,000)	—	(2,500,000)

Balance as of December 31, 2023	13,100,000	10,218	2,999,782	119,789	3,129,789	—	3,129,789
Net income	—	—	—	3,649,121	3,649,121	—	3,649,121
Issuance of ordinary shares	400,000	312	3,999,975	—	4,000,287	—	4,000,287

Balance as of June 30, 2024	13,500,000	10,530	6,999,757	3,768,910	10,779,197	—	10,779,197
Net loss	—	—	—	(7,933,627)	(7,933,627)	(2,835)	(7,936,462)
Issuance of ordinary shares for initial public offering (“IPO”)	1,400,000	1,092	26,038,308	—	26,039,400	—	26,039,400
Issuance of ordinary shares for acquisition of a subsidiary	2,980,000	2,324	5,811,384	—	5,813,708	—	5,813,708
Issuance of ordinary shares for general working capital	13,800,000	10,764	55,820,289	—	55,831,053	—	55,831,053
Issuance of ordinary shares to employees under the 2025 Equity Incentive Plan	2,682,000	2,092	11,127,135	—	11,129,227	—	11,129,227
Acquisition of a subsidiary	—	—	—	—	—	19,730,927	19,730,927

Balance as of June 30, 2025	34,362,000	26,802	105,796,873	(4,164,717)	101,658,958	19,728,092	121,387,050
Balance as of June 30, 2025 (US$)	34,362,000	3,436	13,563,702	(533,938)	13,033,200	2,529,243	15,562,443

*	Gives retroactive effect to reflect the reorganization in August 2024.

The accompanying notes are an integral part of these consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	Six months ended June 30,	Year Ended June 30,
	2023	2024	2025	2025
			HKD	US$
Cash flows from operating activities:
Net income (loss)	6,260,642	3,649,121	(7,936,462)	(1,017,497)
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	211,692	109,589	290,550	37,250
Amortization	—	—	168,717	21,630
Gain on disposal of property and equipment	—	—	(1,000,000)	(128,205)
Non-cash lease expense	1,151,197	466,698	906,601	116,231
Provision for expected credit losses	40,560	14,040	—	—
Stock compensation expense	—	—	11,129,227	1,426,824
Deferred tax expenses	—	—	(27,838)	(3,569)
Changes in operating assets and liabilities
Accounts receivable	(411,845)	(1,824,450)	(1,561,593)	(200,204)
Prepaid expenses and other current assets	(70,280)	(28,236)	(2,547,094)	(326,551)
Due from related parties	(3,235,934)	—	—	—
Accounts payable	(192,137)	340,087	(270,211)	(34,642)
Accrued expenses and other liabilities	625,168	(363,045)	(2,752,842)	(352,927)
Advance from customers	960,000	(960,000)	—	—
Due to a related party	(1,558,678)	(1,587,758)	—	—
Income tax payable	737,627	387,456	(1,456,233)	(186,697)
Lease liabilities	(1,158,997)	(442,167)	(915,532)	(117,376)
Net cash provided by (used in) operating activities	3,359,015	(238,665)	(5,972,710)	(765,733)

Cash flows from investing activities:
Purchase of property and equipment	(46,932)	(17,587)	(631,732)	(80,991)
Proceed from disposal of property and equipment	—	—	1,000,000	128,205
Net cash outflow on acquisition of a subsidiary	—	—	(69,463,675)	(8,905,599)
Net cash used in investing activities	(46,932)	(17,587)	(69,095,407)	(8,858,385)

Cash flows from financing activities:
Proceeds from short-term bank loans	16,100,000	5,800,000	743,590	95,332
Repayments of short-term bank loans	(17,500,000)	(5,900,000)	(4,243,590)	(544,050)
Proceeds from issuance of ordinary shares for IPO	—	—	38,294,611	4,909,566
Proceeds from issuance of ordinary shares for general working capital	—	4,000,287	57,974,280	7,432,600
Payment of offering costs	—	(5,684,052)	(8,874,386)	(1,137,742)
Net cash (used in) provided by financing activities	(1,400,000)	(1,783,765)	83,894,505	10,755,706

Net increase (decrease) in cash and cash equivalents	1,912,083	(2,040,017)	8,826,388	1,131,588
Cash and cash equivalents at beginning of the years/period	1,852,101	3,764,184	1,724,167	221,047
Cash and cash equivalents at end of the years/period	3,764,184	1,724,167	10,550,555	1,352,635

Supplemental disclosure of cash flows information:
Cash paid during the years/period for:
Interest expense	122,677	112,607	274,867	35,239
Income tax	17,352	5,784	1,670,222	214,131

Non-cash activities and transactions:
Operating right-of-use assets recognized for related operating lease liabilities	—	—	5,861,057	751,418
Dividend declared to offset due from/to related parties	2,500,000	—	—	—
Netting off of due from and due to related parties	3,385,934	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL BUSINESS

Click Holdings Limited (“Click Holdings”) was incorporated on January 31, 2024 in the British Virgin Islands (“BVI”). Click Holdings is a holding company without any operations and owns two companies and their subsidiaries that are incorporated in Hong Kong (collectively, the “Company”).

On October 9, 2024, the Company consummated the IPO of 1,400,000 ordinary shares, par value of US$0.0001 per share at US$4.00 per share. The ordinary shares of Click Holdings began trading on the Nasdaq Capital Market under the ticker symbol “CLIK”.

The Company is a human resources solutions provider primarily focused on talent sourcing and the provision of temporary and permanent personnel in: (i) professional, (ii) nursing, and (iii) logistics and other services.

Business Reorganization

A reorganization of the Company’s legal entity structure was completed in August 2024. The reorganization involved the incorporation of Click Holdings in January 2024, and the equity transfer of Booming Voice Limited (“Booming Voice”) and Diligent Yield Investment Development Limited (“Diligent Yield”) to Click Holdings in February 2024. This transaction was treated as a reorganization of the companies under common control and the Company’s consolidated financial statements (“CFS”) give retroactive effect to this transaction.

The following sets forth the Company’s consolidated subsidiaries:

Subsidiaries	Place of incorporation	% of beneficial ownership as of date of this report	Date of incorporation	Principal activities
Booming Voice	BVI	100%	October 25, 2023	Holding company, not engaged in any business activities
Diligent Yield	BVI	100%	October 1, 2021	Holding company, not engaged in any business activities
Top Spin Investment Company Limited (“Top Spin”)	BVI	100%	February 20, 2025	Holding company, not engaged in any business activities
Performance Plus Enterprises Limited (“Performance Plus”)	BVI	80%	July 1, 2014	Holding company, not engaged in any business activities
JFY Corporate Services Company Limited (“JFY Corporate”)	Hong Kong	100%	May 8, 2017	Provision of human resources solution services for professional services
Click Services Limited (“Click Services”)	Hong Kong	100%	August 28, 2020	Provision of human resources solution services for nursing solution services and logistics and other solution services
Care U Professional Nursing Service Limited (“Care U”)	Hong Kong	80%	December 3, 2014	Provision of human resources solution services for nursing solution services

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL BUSINESS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of presentation and consolidation

The CFS and related notes include all the accounts of the Company and its wholly owned subsidiaries. The CFS are prepared in accordance with accounting principles generally accepted in the U.S. of America (“U.S. GAAP”). All intercompany transactions have been eliminated in consolidation.

B. Business combination and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standard Codifications (“ASC”) 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

For the Company’s subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests are a minority shareholder’s 20% ownership of Performance Plus. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and are separately disclosed in the Company’s consolidated statements of operations to distinguish the interests from that of the Company.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

C. Use of estimates and assumptions

The preparation of CFS in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported and disclosed in the CFS and related notes. Significant accounting estimates include the fair value of financial asset – contingent consideration asset, allowance for accounts receivable, useful life of property and equipment and intangible assets and impairment of goodwill and intangible assets with indefinite lives. Actual amounts could differ from those estimates.

D. Functional currency

The functional currency and presentation currency of the Company and its Hong Kong subsidiaries is the Hong Kong dollar (“HKD”). The determination of functional currency is based on the criteria of ASC as promulgated by Financial Accounting Standards Board (“FASB”) ASC 830, Foreign Currency Matters. The presentation currency of the Company is HKD as Hong Kong is the primary economic environment in which the Company operates.

E. Convenience translation

Translations of amounts in the CFS from HKD into US$ as of and for the year ended June 30, 2025 are solely for the convenience of the readers and were calculated at US$1.00 = HKD7.8, with reference to the pegged rate within the band of HKD7.75-HKD7.85 to US$1 as determined by the Linked Exchange Rate System in Hong Kong. The Company makes no representation the HKD amounts could have been converted, realized or settled into US$ at such rate.

F. Fair value of financial instruments

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

Financial instruments of the Company are primarily comprised of cash and cash equivalents, accounts receivable, other current assets, income tax receivable, financial assets – contingent consideration asset, accounts payable, accrued expenses and other current liabilities, advance from customers, bank loans and income tax payable. As of June 30, 2024 and 2025, except for financial assets – contingent consideration asset which is measured at fair value under Level 3, the carrying values of these financial instruments approximated their FVs because of the short-term nature of these instruments.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

G. Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and bank deposits. The Company mainly maintains its cash at banks in Hong Kong and has not experienced any losses from such concentrations.

H. Financial asset – contingent consideration asset

The Company recognizes contingent consideration asset arising from business combinations as a financial asset when it represents a right to receive a refund or clawback of previously transferred consideration (e.g., from a profit guarantee arrangement). Such assets are initially measured at fair value on the acquisition date and included for the purpose of calculating goodwill under ASC 805, Business Combinations.

Contingent consideration asset is classified as financial assets under ASC 825, Financial Instruments, and are measured at fair value through profit or loss. Fair value is determined using valuation techniques such as discounted cash flow models, incorporating probability-weighted expected cash flows, discount rates reflecting the Company’s incremental borrowing rate or market rates, and other relevant inputs. Changes in fair value are recognized in the consolidated statements of operations as a component of other income (expense), in the period of change.

The Company derecognizes the financial asset upon settlement (e.g., receipt of payment), expiration of the right, or when the asset is transferred and the transfer qualifies for derecognition.

For the year ended June 30, 2025, the Company acquired Top Spin which indirectly holds Care U, a Hong Kong-based provider of nursing solution services. As part of the acquisition, the Company received a two-year profit guarantee from the vendor, entitling the Company to a refund each of the two years if Care U’s net income for the year ending June 30, 2026 and 2027, falls below an agreed target.

The contingent consideration asset recognized at a fair value of HKD1,680,000 (US$215,385) on the acquisition date is measured on a recurring basis using significant unobservable (Level 3) inputs. It was determined using a discounted cash flow model with a 5.25% discount rate and probability-weighted estimates of profit shortfalls.

The reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025 are as follows:

Fair Value
Financial asset – contingent consideration asset	HKD
Balance as of January 1, 2023, December 31, 2023 and June 30, 2024	—
Addition	1,680,000
Change of fair value recognized in other income (expense)	—
Balance as of June 30, 2025	1,680,000
Balance as of June 30, 2025 (US$)	215,385

I. Expected credit loss and accounts receivable

Accounting Standards Update (ASU) 2016-13, “Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments” (Topic 326) requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred.

Accounts receivable is stated at its original invoiced amount. To determine the extent of related collection risk on the accounts receivable, the Company adopted the expected credit losses (“CECL”) model, which is based on management’s historical collection experience, age of the receivable, the economic environment, industry trend analysis, and the current credit profile and financial condition of the customers. The Company classifies its customers into categories with similar risk characteristics. Each risk category is assigned a base loss rate, which is adjusted upwards using an aging matrix. Management reviews its receivables on a regular basis to determine if the allowance for expected credit losses is adequate and adjusts the allowance, including the base loss rate and adjustment factors, when necessary. Delinquent account balances are written-off against the allowance for expected credit losses after all means of collection have been exhausted and that the likelihood of collection is not probable.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

J. Deferred offering cost

Deferred offering cost consists primarily of legal, accounting, underwriting fees and other costs incurred in connection with the Company’s IPO in the United States. These costs, together with the underwriting discounts and commissions, were charged to additional paid-in capital upon completion of the IPO during the year ended June 30, 2025.

K. Property and equipment, net

Property and equipment primarily consists of leasehold improvement and office equipment and other, which is stated at cost less accumulated depreciation less any impairment losses. The cost of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Depreciation is computed using the straight-line method based on the estimated useful life.

Fixed Asset Category	Useful lives
Office equipment and other	5 years
Leasehold improvements	Shorter of lease term or life of underlying assets

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations.

L. Intangible assets

Intangible assets consist of trademark and customer relationship, which are stated at cost less accumulated amortization less any impairment losses. Amortization is computed using the straight-line method based on the estimated useful life.

Intangible Asset Category	Useful lives
Trademark	Indefinite
Customer relationship	20 years

M. Impairment of long-lived assets and intangible assets with definite lives

The Company reviews long-lived assets including intangible assets with definite lives for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the FV of the assets. No impairment of long-lived assets was recognized for the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025.

N. Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination, accounted for under ASC 805, Business Combinations.

Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate potential impairment, in accordance with ASC 350, Intangibles—Goodwill and Other. The Company has the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates potential impairment, a quantitative impairment test is required. Otherwise, no further testing is needed. The quantitative impairment test compares the fair value of each reporting unit determined using valuation techniques, with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, an impairment charge is recognized for the excess, limited to the goodwill allocated to the reporting unit. Impairment testing involves significant management judgment, including identifying reporting units, allocating assets, liabilities, and goodwill to reporting units, and estimating fair values using assumptions.

During the year ended June 30, 2025, the Company acquired Top Spin and have consolidated their financial results in the consolidated financial statements since the date of acquisition. As the result of acquisition, goodwill amounted to HKD69,517,007 (US$8,912,437) was recognized and allocated entirely to the reporting unit of Care U within the segment of nursing solution services during the year ended June 30, 2025. As of June 30, 2025, a qualitative assessment was performed post-acquisition, considering factors such as stable demand for nursing services, positive financial performance, and no adverse regulatory changes. No impairment indicators were identified, and it was more likely than not that the fair value of the Care U reporting unit exceeded its carrying amount, thus no impairment of goodwill was recognized.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

O. Operating leases

The Company leases its offices under operating leases in accordance with ASU 2016-02, Leases (Topic 842). Operating leases are recorded in the balance sheet as right-of-use (“ROU”) assets and lease liabilities, initially measured at the present value of the lease payments. The Company elected the short-term lease exemption for lease terms of 12 months or less.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease.

The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment. There was no impairment of ROU assets during the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025, respectively.

P. Revenue recognition

The Company follows FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

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

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q. Cost of revenue

Cost of revenue consists primarily of staff cost and cost to independent contractors incurred in the provision of comprehensive human resources solutions. These costs are charged to the consolidated statements of operations as incurred.

R. General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits and stock compensation expenses for employees, office rental, professional service fees, depreciation and amortization.

S. Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Stock Compensation, which requires the measurement and recognition of compensation cost for all share-based payment arrangements at fair value. ASC 718 establishes fair value as the measurement objective for share-based payment arrangements transactions with employees and for transactions in which the Company acquires goods or services from non-employees in exchange for equity instruments. The fair value of equity-classified awards, such as shares, stock options or restricted stock, is determined at the grant date and recognized over the requisite service period, if any.

During the year ended June 30, 2025, the Company issued 2,682,000 ordinary shares, par value US$0.0001 per share, to employees under the 2025 Equity Incentive Plan on May 30, 2025. The fair value of the shares, totaling HKD11,129,227 (US$1,426,824), was determined using the market price of US$0.532 per share at the grant date. As the shares were issued with no vesting period, the full fair value was recognized immediately as stock compensation expense in the consolidated statements of operations, classified within general and administrative. No forfeiture adjustments were applied, as the awards were fully vested upon issuance.

T. Income taxes

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. There were no uncertain tax positions as of June 30, 2024 and 2025, and management does not anticipate any potential future adjustments which would result in a material change to its tax positions.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

U. Earnings (loss) per share

Earnings (loss) per share (“EPS”) is calculated in accordance with ASC 260, Earnings per Share. Basic EPS is computed by dividing the net income attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. During the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025, the Company had no dilutive securities.

V. Segment reporting

The Company follows FASB ASC Topic 280, Segment Reporting, which requires the disclosure of segment information based on how management allocates resources to segments and evaluates their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”). The CODM, which is the chief executive officer, makes decisions about resources to be allocated to the segment and assess each operating segment’s performance.

The Company operates in three segments, (1) professional solution services, (2) nursing solution services and (3) logistics and other solution services, of which the CODM assesses the performance and allocates resources.

The accounting policies of these segments are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the segments and decides how to allocate resources based on net income that also is reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the segments or into other parts of the entity, such as for acquisitions or to pay dividends.

W. Related parties

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

X. Commitment and contingencies

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

Y. Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures requiring enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024 on a prospective basis and retroactive application is permitted.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures. This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027.

The Company is reviewing the impact of these accounting pronouncements but does not currently expect the adoption of these standards to have a material impact on its CFS.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. BUSINESS COMBINATION

In April 2025, the Company acquired 100% of the issued shares of Top Spin, a BVI incorporated entity that indirectly holds an 80% equity interest in Care U, a Hong Kong incorporated entity through a 100% owned intermediate holding company, Performance Plus, a BVI incorporated entity, from an independent third party for a total consideration of HKD78,923,708 (US$10,118,424). Additionally, a contingent consideration asset of HK$1,680,000 (US$215,385) was recognized at fair value, representing a profit guarantee from the seller if Care U’s net income for year ending June 30, 2026 and 2027 falls below an agreed target. The acquisition was completed in April 2025. The acquisition enhances the Company’s position in the professional nursing services sector by expanding its service offerings, market presence in Hong Kong and generating synergies from operational efficiencies, expanded client base, and assembled workforce. The acquisition has been accounted for as acquisition of business using the acquisition method.

Below are the assets acquired and liabilities recognized at the date of acquisition:

HKD

Cash and cash equivalents	3,486,325
Accounts receivable, net	8,244,364
Prepayments and other current assets	239,901
Property and equipment, net	2,222
Intangible assets	31,250,000
Accounts payable	(3,253,143)
Accrued expenses and other current liabilities	(7,351,141)
Income tax payable	(4,650)
Deferred tax liabilities	(5,156,250)
27,457,628

The accounts receivables acquired with a fair value of HKD8,244,364 at the date of acquisition had gross contractual amounts of HKD8,244,364. No allowance for expected credit losses was provided as the Company is not aware of any collection risk on the balance.

HKD
Consideration transferred
- Cash	72,950,000
- Shares, by issuing 2,980,000 ordinary shares	5,973,708
78,923,708

Non-controlling interest	19,730,927

Less: recognized amounts of net assets acquired	(27,457,628)
contingent consideration asset from the seller	(1,680,000)

Goodwill arising from acquisition	69,517,007
Goodwill arising from acquisition (US$)	8,912,437

Acquisition-related costs amounting to HKD160,000 (US$20,513) have been excluded from the consideration transferred and have been recognized as expense in the consolidated statements of operations, classified within general and administrative.

The non-controlling interest represents 20% in the interest of Performance Plus which was recognized at the acquisition date and measured by reference to the fair value of the non-controlling interest.

HKD
Net cash outflow on acquisition
- Cash consideration paid	72,950,000
- Less: cash and cash equivalents acquired	(3,486,325)
69,463,675

Included in the net loss for the year is net income of HKD126,702 (US$16,244) attributable to the additional business generated by Top Spin. Revenue for the year includes HKD8,185,119 (US$1,049,374) generated from Top Spin.

Had the acquisition of Top Spin been completed on July 1, 2024, revenue for the year of the Company would have been HKD127,903,458 (US$16,397,879), and net loss for the year of the Company would have been HKD9,449,688 (US$1,211,498). The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and net loss of the Company that actually would have been achieved had the acquisition been completed on July 1, 2024, nor is it intended to be a projection of future results.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net are as follows:

	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
Accounts receivable, gross	8,496,515	18,302,472	2,346,471
Less: allowance for expected credit losses	(54,600)	(54,600)	(7,000)
Accounts receivable, net	8,441,915	18,247,872	2,339,471

Below is an analysis of the movements in the allowance for expected credit losses:

	Year ended December 31,	Six months ended June 30,	Year Ended June 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Balance at beginning of the years/period	—	40,560	54,600	7,000
Additions	40,560	14,040	—	—
Balance at end of the years/period	40,560	54,600	54,600	7,000

The Company expects the accounts receivable could be substantially settled within 90 days from the invoice date.

As of the date of this audit report, the Company collected approximately HKD15,831,000 (US$2,030,000), or 86.8%, of the accounts receivable as of June 30, 2025. The Company is not aware of any collection risk on the remaining balance.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
Prepaid expenses	94,379	938,949	120,378
Deposits	363,940	2,306,365	295,688
Prepaid expenses and other current assets	458,319	3,245,314	416,066

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, are as follows:

	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
Office equipment and other	386,790	1,816,860	232,930
Leasehold improvement	722,695	809,683	103,806
	1,109,485	2,626,543	336,736
Less: accumulated depreciation	(535,087)	(1,708,741)	(219,069)
Property and equipment, net	574,398	917,802	117,667

During the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025, the Company recorded depreciation expense of HKD211,692, HKD109,589 and HKD290,550 (US$37,250), respectively.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill is as follows:

	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
Goodwill, gross	—	69,517,007	8,912,437
Less: accumulated impairment	—	—	—
Goodwill, net	—	69,517,007	8,912,437

Intangible assets, net, are as follows:

	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
Trademark (with indefinite lives)	—	11,004,000	1,410,769

Customer relationship (with definite lives)	—	20,246,000	2,595,641
Less: accumulated amortization	—	(168,717)	(21,630)
	—	20,077,283	2,574,011
Intangible assets, net	—	31,081,283	3,984,780

During the year ended June 30, 2025, the Company acquired Top Spin which indirectly holds Care U, a Hong Kong-based provider of nursing solution services. The acquired assets primarily consist of goodwill of HKD69,517,007 (US$8,912,437) and intangible assets of HKD31,250,000 (US$4,006,410), comprising trademark and customer relationship.

The trademarks reflect Care U’s brand reputation, valued using the relief-from-royalty method with a 10% discount rate, and are considered indefinite-lived, subject to annual impairment testing. The customer relationships represent established contracts with social service organizations and nursing home in Hong Kong, valued using the multi-period excess earnings method with a 10% discount rate and amortized over 20 years.

During the year ended June 30, 2025, the Company recorded amortization expense of HKD168,717 (US$21,630) for finite-lived intangible assets. No such amortization expense was recognized during the year ended December 31, 2023 and the six months ended June 30, 2024.

8. BANK LOANS

The Company’s bank loans were revolving loans denominated in HKD from DBS Bank (Hong Kong) Limited, and were due and renewable every three months.

As of June 30, 2024 and 2025, bank loans were HKD3,500,000 and HKD Nil respectively with interest from 6.37% to 7.15% and nil respectively. The bank loans were secured by (i) a personal undertaking and personal guarantee given by Ms. Leung and (ii) a charge over a premise owned by Ms. Leung.

During the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025, the Company recorded interest expense on bank loans of HKD122,677, HKD112,607 and HKD274,867 (US$35,239), respectively.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. CONCENTRATION RISK

Customer concentration

A summary of single customers which were for 10% or more of the Company’s revenue and the comparative figures in the respective periods is as follows.

	Year ended December 31,	Six months ended June 30,	Year Ended June 30,
	2023	2024	2025
Customer A	14.2%	12.1%	8.3%
Customer B	11.1%	14.2%	—
Customer C	9.8%	10.2%	5.8%
Customer D	—	15.3%	12.9%
Customer E	—	—	10.1%
	35.1%	51.8%	42.2%

A summary of customers which were for 10% or more of the Company’s accounts receivable and the comparative figures in the respective periods is as follows.

	As of June 30,
	2024	2025
Customer D	34.8%	19.9%
Customer B	16.6%	—
Customer A	10.1%	12.3%
	61.5%	32.2%

Vendor concentration

The Company does not have a concentration of its cost of revenue with specific vendors. During the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025, there were no vendors that accounted for more than 10% of the Company’s cost of revenue.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Lease

The Company has leases for office space and facilities. All of the leases are classified as operating leases.

Supplemental balance sheet information related to the Company’s operating leases as of June 30, 2024 and 2025 was as follows:

	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
Right-of-use assets	886,834	5,861,057	751,418
Short-term lease liabilities	895,765	1,882,220	241,310
Long-term lease liabilities	—	3,978,837	510,107
Weighted-average remaining lease term	1 year	3 years	3 years
Weighted-average discount rate	4.125%	3.75%	3.75%

The components of lease cost and other lease information during the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025 are as follows:

	Year ended December 31,	Six months ended June 30,	Year Ended June 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Operating lease cost	1,151,197	466,698	906,601	116,231
Cash paid for amounts included in measurement of lease liabilities: Operating cash flows for operating leases	1,151,197	466,698	906,601	116,231

Maturities of operating lease liabilities at June 30, 2025 were as follows:

12 months ending June 30,	HKD
2026	2,066,724
2027	2,066,724
2028	2,066,724
Total undiscounted lease payments	6,200,172
Less: imputed interest	(339,115)
Total lease liabilities	5,861,057
Total lease liabilities (US$)	751,417

11. INCOME TAXES

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company and other BVI incorporated subsidiaries are not subject to any income tax.

Hong Kong

All Hong Kong incorporated subsidiaries are incorporated in Hong Kong and is subject to Hong Kong profits tax. Under the two-tiered profit tax rate regime of Hong Kong Profits Tax, the first HKD2,000,000 (US$256,410), of profits of the qualifying group entity is taxed at 8.25%, and profits above HKD2,000,000 (US$256,410) are taxed at 16.5%.

The income tax provision consists of the following:

	Year ended December 31,	Six months ended June 30,	Year Ended June 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Current tax	754,979	393,240	213,989	27,435
Deferred tax	—	—	(27,838)	(3,569)
Income tax expense	754,979	393,240	186,151	23,866

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES (cont.)

The following is a reconciliation of the Company’s income tax expense to income (loss) before provision for income taxes for the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025.

	Year ended December 31,	Six months ended June 30,	Year Ended June 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Income (loss) before provision for income taxes	7,015,621	4,042,361	(7,750,311)	(993,631)

Tax (benefit) at the domestic income tax rate	1,157,578	666,990	(1,278,801)	(163,949)
Effect of Hong Kong graduated rates	(165,000)	(165,000)	(165,000)	(21,154)
Effect of non-deductible expenses	—	5,764	1,678,075	215,139
Effect of non-taxable income	(48,202)	(27,028)	(3,448)	(442)
Effect of utilization of tax losses brought forward	(212,111)	(87,486)	(44,675)	(5,728)
Effect of tax losses not recognized	22,714	—	—	—
Income tax expense	754,979	393,240	186,151	23,866

Deferred tax assets and deferred tax liabilities

The principal components of deferred tax assets are as follows:

	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
Net operating loss carrying forwards	36,293	229,869	29,470
Less: valuation allowance	(36,293)	(229,869)	(29,470)
Total deferred tax assets	—	—	—

As of June 30, 2024 and 2025, the Company had net operating loss (“NOL”) carry forwards of HKD219,957 and HKD1,393,145 (US$178,608), respectively, attributable to the Hong Kong subsidiaries. The cumulative tax losses for entities in Hong Kong will not expire under the current tax legislation. The Company evaluates its valuation allowance requirements at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed.

When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. Since the Company considers it more likely than not that those subsidiaries will not generate sufficient pre-tax profit within the carryforward period available under applicable tax law, a full valuation allowance was recognized as of June 30, 2024 and 2025, respectively.

The principal components of deferred tax liabilities are as follows:

	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
Intangible assets arisen from business combination	—	5,128,412	657,489

Total deferred tax liabilities	—	5,128,412	657,489

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. REVENUE AND SEGMENT INFORMATION

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

Segment information for the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025 is presented below. The management does not manage the assets on a segment basis, therefore segment assets are not presented below.

	Year ended December 31, 2023
	Professional solution services	Nursing solution services	Logistics and other solution services	Corporate and unallocated	Total
	HKD	HKD	HKD	HKD	HKD
Revenue	15,622,419	13,804,675	14,698,534	—	44,125,628
Cost of revenue	6,263,560	11,644,923	12,950,306	—	30,858,789
Gross profit	9,358,859	2,159,752	1,748,228	—	13,266,839
Operating expenses
General and administrative	4,315,297	443,600	517,960	762,725	6,039,582
Selling and marketing	—	—	—	165,145	165,145
Total operating expenses	4,315,297	443,600	517,960	927,870	6,204,727
Income (loss) from operations	5,043,562	1,716,152	1,230,268	(927,870)	7,062,112
Other income (expense)
Government subsidies	—	—	—	145,610	145,610
Interest income	—	—	—	3,042	3,042
Interest expense	—	—	—	(195,143)	(195,143)
Total other income (expense)	—	—	—	(46,491)	(46,491)
Income (loss) before provision for income taxes	5,043,562	1,716,152	1,230,268	(974,361)	7,015,621

	Six months ended June 30, 2024
	Professional solution services	Nursing solution services	Logistics and other solution services	Corporate and unallocated	Total
	HKD	HKD	HKD	HKD	HKD
Revenue	7,868,086	5,285,598	11,665,857	—	24,819,541
Cost of revenue	3,431,043	4,715,252	9,664,406	—	17,810,701
Gross profit	4,437,043	570,346	2,001,451	—	7,008,840
Operating expenses
General and administrative	2,001,807	242,240	251,780	276,103	2,771,930
Selling and marketing	—	—	—	103,097	103,097
Total operating expenses	2,001,807	242,240	251,780	379,200	2,875,027
Income (loss) from operations	2,435,236	328,106	1,749,671	(379,200)	4,133,813
Other income (expense)
Interest income	—	—	—	13,410	13,410
Interest expense	—	—	—	(135,887)	(135,887)
Other miscellaneous income	—	—	—	31,025	31,025
Total other income (expense)	—	—	—	(91,452)	(91,452)
Income (loss) before provision for income taxes	2,435,236	328,106	1,749,671	(470,652)	4,042,361

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. REVENUE AND SEGMENT INFORMATION (cont.)

	Year ended June 30, 2025
	Professional solution services	Nursing solution services	Logistics and other solution services	Corporate and unallocated	Total
	HKD	HKD	HKD	HKD	HKD
Revenue	17,289,597	34,959,797	31,299,498	—	83,548,892
Cost of revenue	12,316,004	30,530,380	27,907,413	—	70,753,797
Gross profit	4,973,593	4,429,417	3,392,085	—	12,795,095
Operating expenses
General and administrative	4,380,532	1,103,350	1,065,860	14,081,978	20,631,720
Selling and marketing	—	—	—	681,941	681,941
Total operating expenses	4,380,532	1,103,350	1,065,860	14,763,919	21,313,661
Income (loss) from operations	593,061	3,326,067	2,326,225	(14,763,919)	(8,518,566)
Other income (expense)
Interest income	—	—	—	20,897	20,897
Interest expense	—	—	—	(294,634)	(294,634)
Other miscellaneous income	—	—	—	1,041,992	1,041,992
Total other income	—	—	—	768,255	768,255
Income (loss) before provision for income taxes	593,061	3,326,067	2,326,225	(13,995,664)	(7,750,311)
Income (loss) before provision for income taxes (US$)	76,033	426,419	298,234	(1,794,317)	(993,631)

The Company’s assets, including non-current assets are located in Hong Kong, and are used to generate the Company’s various revenue streams that are all sourced in Hong Kong.

13. SHAREHOLDERS’ EQUITY

(a)	Ordinary shares

The Company was incorporated on January 31, 2024 in the BVI with the authorized share capital of 500,000,000 ordinary shares, comprising 450,000,000 Class A ordinary shares, each entitled to one (1) vote and 50,000,000 Class B ordinary shares, each entitled to twenty (20) votes, with a par value of US$0.0001.

On February 7, 2024, Click Holdings issued 400,000 ordinary shares to certain investors for a total consideration of HKD4,000,287.

In August 2024, in connection with the planned IPO, the Company completed a reorganization of its corporate structure, resulting in a total of 13,500,000 ordinary shares outstanding.

On October 9, 2024, the Company completed its IPO, issuing 1,400,000 ordinary shares at US$4.00 per share, raising gross proceeds of US$5,600,000 (equivalent to approximately HKD43,680,000) before offering expenses of approximately HKD5,385,000.

On March 19, 2025, the Company issued 2,980,000 ordinary shares, valued at HKD5,973,708 (US$765,860), as part of the consideration for the acquisition of Top Spin.

On April 3, 2025, the Company issued 13,800,000 ordinary shares at US$0.60 per share, raising gross proceeds of US$8,280,000 (equivalent to approximately HKD64,584,000) for general working capital before offering expenses of approximately HKD6,610,000.

On May 30, 2025, the Company issued 2,682,000 ordinary shares to employees at the market price of US$0.532 per share under the 2025 Equity Incentive Plan, recognized as stock compensation expense of HKD11,129,227 (US$1,426,824).

As of June 30, 2025, a total of 34,362,000 ordinary shares, comprising 24,551,000 Class A ordinary shares and 9,811,000 Class B ordinary shares, were issued and outstanding.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. SHAREHOLDERS’ EQUITY (cont.)

(b)	Dividend

During the year ended December 31, 2023, JFY Corporate declared a dividend of HKD2,500,000 to its then shareholder, Mr. Chan. The dividend was declared and used to offset amount due from/to related parties. No dividend was declared during the six months ended June 30, 2024 and the year ended June 30, 2025.

14. EPS

The components of basic EPS consist of the following:

	Year ended December 31,	Six months ended June 30,	Year Ended June 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Net income (loss) attributable to equity holders of the Company	6,260,642	3,649,121	(7,933,627)	(1,017,134)
Weighted-average ordinary shares outstanding	436,667	447,289	632,187	632,187
EPS	14.34	8.16	(12.55)	(1.61)

No diluted earnings per share for the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025 were presented as there were no potential ordinary shares in issue for all years/period.

The weighted average number of ordinary shares for the purpose of basic EPS has been adjusted for the 1-for-30 share consolidation of the ordinary shares on October 7, 2025.

15. RELATED PARTY TRANSACTIONS AND BALANCES

Related parties of the Company are as follows:

Name of related parties	Relationship with the Company
JFY & Co.	A customer of the Company and controlled by Mr. Chan (Note 1)
JFY CPA Limited	A customer of the Company and controlled by Mr. Chan (Note 1)
Click Environmental Services Limited	A customer of the Company and controlled by Mr. Chan (Note 1)

Note 1: Mr. Chan is the controlling shareholder of these entities and Click Holdings.

Included in the Company’s revenue for the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025 is HKD4,799,338, HKD Nil and HKD1,235,627 (US$158,414) from related parties, respectively. The details are as follows:

	Year ended December 31,	Six months ended June 30,	Year Ended June 30,
Name of related parties	2023	2024	2025	2025
	HKD	HKD	HKD	US$
JFY & Co.	501,728	—	—	—
JFY CPA Limited	4,267,610	—	1,235,627	158,414
Click Environmental Services Limited	30,000	—	—	—
Total	4,799,338	—	1,235,627	158,414

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Included in the Company’s expenses for the year ended December 31, 2023, the six months ended June 30, 2024 and the year ended June 30, 2025 is HKD1,134,071, HKD Nil and HKD Nil from related parties, respectively. The details are as follows:

	Year ended December 31,	Six months ended June 30,	Year Ended June 30,
Name of related parties	2023	2024	2025	2025
	HKD	HKD	HKD	US$
JFY & Co.	(112,400)	—	—	—
JFY CPA Limited	(1,021,671)	—	—	—
Total	(1,134,071)	—	—	—

16. SUBSEQUENT EVENTS

In preparing these CFS, the Company evaluated events and transactions for potential recognition or disclosure through the date of this audit report. No other events require adjustment to or disclosure in the CFS other than the following:

●	On October 7, 2025, the Company approved the 1-for-30 share consolidation of the ordinary shares of no par value each (the “Share Consolidation”). After the Share Consolidation, the Company’s total number of shares will be 1,145,400 on a post-Share Consolidation basis.

