Form 20-F
period 2026-06-30
Click Holdings Ltd.
filed 2026-10-22
CIK 2020027

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

Email: ir@clicksc.com.hk

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

7,435,986 Class A Ordinary Shares and 1,127,047 Class B Ordinary Shares, no par value each, as of June 30,2026.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F, or Annual Report, to:

●	“$,” “US$,” or “U.S. dollars” refers to the lawful currency of the United States;

●	“Axiom” refers to Axiom Digital Limited, a company incorporated in Hong Kong with limited liability, and a direct wholly owned operating subsidiary of the Company;

●	“BCA” refers to the BVI Business Companies Act (Revised) of the BVI, as amended, supplemented or otherwise modified from time to time;

●	“BVI” refers to British Virgin Islands;

●	“Booming Voice” refers to Booming Voice Limited, a business company incorporated in the BVI with limited liability, a direct wholly-owned subsidiary of the Company and the direct holding company of JFY Corporate;

●	“Bowser” refers to Bowser Human Resources Limited, a company incorporated in Hong Kong with limited liability, and a direct wholly owned operating subsidiary of the Company;

●	“Care U” refers to Care U Professional Nursing Service Limited, a company incorporated in Hong Kong with limited liability, and an indirect non-wholly owned operating subsidiary of the Company;

●	“China,” “mainland China,” or the “PRC” refers to the People’s Republic of China, for the purposes of this report, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

●	“Class A Ordinary Share” refers to class A ordinary shares of the Share capital of our Company with no par value each, conferring a holder of a Class A Ordinary Share one (1) vote per share on any resolution tabled at the Company’s general meeting;

●	“Class B Ordinary Share” refers to class B ordinary shares of the Share capital of our Company with no par value each, conferring weighted voting rights in our Company such that a holder of a Class B Ordinary Share is entitled to twenty (20) votes per share on any resolution tabled at our Company’s general meeting;

●	“Click Holdings,” “the Company,” or “our Company” refers to Click Holdings Limited;

●	“Click Logistics” refers to Click Logistics Services Limited, a company incorporated in Hong Kong with limited liability, and an indirect wholly-owned operating subsidiary of the Company;

●	“Click Services” refers to Click Services Limited, a company incorporated in Hong Kong with limited liability, and an indirect wholly-owned operating subsidiary of the Company;

●	“CSRC” refers to China Securities Regulatory Commission of the PRC;

●	“Controlling Shareholders” refers to Mr. Chan Chun Sing and his spouse, the ultimate beneficial owners who own 90.94% of the total voting power of our Company as of the date of this Annual Report;

●	“Diligent Yield” refers to Diligent Yield Investment Development Limited, a business company incorporated in the BVI, a direct wholly-owned subsidiary of the Company and the direct holding company of Click Services;

●	“Exchange Act” refers to the US Securities Exchange Act of 1934, as amended;

●	“Group,” “our,” “us,” or “we” refers to the Company and its subsidiaries;

●	“HK$,” “HKD,” or “HK dollars” refers to the lawful currency of Hong Kong;

●	“Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in Hong Kong from time to time;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

●	“JFY Corporate” refers to JFY Corporate Services Company Limited, a company incorporated in Hong Kong with limited liability, and an indirect wholly-owned operating subsidiary of the Company;

●	“Lead Yield” refers to Lead Yield Investment Development Limited, a business company incorporated in the BVI, a direct wholly-owned subsidiary of the Company and the direct holding company of Click Logistics;

●	“PCAOB” refers to Public Company Accounting Oversight Board;

●	“Performance Plus” refers to Performance Plus Enterprises Limited, a business company incorporated in the BVI with limited liability, an indirect non-wholly owned subsidiary of the Company and the direct holding company of Care U;

●	“Top Spin” refers to Top Spin Investment Company Limited, a business company incorporated in the BVI with limited liability, a direct wholly-owned subsidiary of the Company and the direct non-wholly owned holding company of Performance Plus;

●	“Top Team” refers to Top Team Consultants Limited, a company incorporated in Hong Kong with limited liability, and a direct wholly-owned operating subsidiary of the Company;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended; and

●	“Shares” or “Ordinary Shares” refers the Class A Ordinary Shares and Class B Ordinary Shares in the capital of Click Holdings with no par value each.

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

ii

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Know and unknown risks, uncertainties and other factors, including those listed under the caption “Risk Factors” of Click Holdings’ Form 424B4 (“Prospectus”) filed with the Securities and Exchange Commission (“SEC”) on April 2, 2025, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

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

The Chinese government may intervene or influence our Hong Kong operating subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers. For instance, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, are currently required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing applications. Although we believe that we are not regarded as a PRC domestic company because substantially all of our operations are in Hong Kong, it is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to us. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Any legal or regulatory changes that restrict or otherwise unfavourably impact our Hong Kong operating subsidiaries’ ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Class A Ordinary Shares could decrease or become worthless.

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

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and would likely distract our management from our normal business and could result in our reputation being harmed. The price of our Class A Ordinary Shares could decline because of such allegations, even if the allegations are false.

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

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the U.S. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-effective, or liability-free manner or at all.

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

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behaviour of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

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

As of the date of this Annual Report, there were over 25,000 personnel registered with us. These registered personnel are independent contractors and are not our employees. Some of them remain registered with our competitors while being registered with us. Furthermore, they are not obliged to take up any assignment referred to them by us. There is no assurance that we have sufficient registered personnel who are available to take up assignments referred to them by us to meet our clients’ demand. Our business and financial performances may be adversely affected by a decrease in the number of personnel registered with us and/or by the inability of personnel registered with us to take up assignments referred to them by us.

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

We have customer concentration, with a limited number of customers accounting for a significant portion of our total revenue. If we are unable to retain a broad group of existing customers, lose one or more significant customers, or fail to attract new customers, our results of operations could suffer.

For the year ended December 31, 2023, the years ended June 30, 2025 and 2026, revenue from top five customers of our Group accounted for 51.6%, 42.2% and 37.4% of our Group’s total revenue. Increasing the growth and profitability of our business is particularly dependent upon our ability to retain existing customers and capture additional customers. Our ability to do so is dependent upon our ability to provide high quality services and offer competitive prices. If we are unable to execute these tasks effectively, we may not be able to attract a significant number of new customers and our existing customer base could decrease, including the loss of a significant customer, either or all of which could have an adverse impact on our revenues.

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

For the year ended June 30, 2026, we had net cash outflow from our operating activities of approximately US$0.4 million, primarily arising from the change of fair value of financial asset. For the year ended June 30, 2025, we had net cash outflow from our operating activities of approximately HK$6.0 million, primarily arising from our net loss adjusted for changes in working capital. Accordingly, we require significant amount of working capital to fund the payroll of placement filled by us before the corresponding payments from clients. There is no assurance that we will be able to generate such net cash inflows from operating activities in the future. In the event we are not able to generate sufficient funds to finance our operations, and not able to finance from our external sources, our operations and financial position will be materially and adversely affected.

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

Our sales contracts with our customers include terms that provide for breach of contracts, liquidated damages and penalties triggered by certain events such as inability to fulfil the delivery obligations. As such, we may be involved in disputes with our customers, or subject to any material claims, damages or losses. These disputes may lead to legal or other proceedings and may damage our reputation and divert our resources and management’s attention. Significant costs may have to be incurred in settling such disputes or defending ourselves in such proceedings. If we are not successful in defending ourselves in such proceedings, we may be liable for damages, the amount of which may be significant. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings or unfavorable decrees that may result in liabilities and cause other material and adverse effects on our business, results of operations and financial positions.

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

We are exposed to credit risks of our customers. As of June 30, 2025 and 2026, our Group had accounts receivable of approximately HK$18.2 million and HK$26.3 million, respectively. We do not have access to all the information necessary to form a comprehensive view on creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experiences any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

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

Our success is, to a large extent, attributable to our management’s strategies and visions as well as their involvement in key aspects of our business, including but not limited to the acquisition and maintenance of new and existing customer relationships, pricing of our services, and overall management of our operations. The business of the Group was founded by Mr. Chan Chun Sing, our Controlling Shareholder, chairman of the board of directors (“BOD”), and chief executive officer. Further, our executive officers possess extensive industry contacts and knowledge, are familiar with our business operations and have established good relationships with our customers.

Our Company’s success and growth therefore depend on our ability to identify, hire, train and retain suitable, skilled and qualified key personnel. The loss of service of our directors, executive officers or other key personnel without suitable and timely replacements or the inability to attract and retain qualified management personnel, will materially and adversely affect our operations and financial performance.

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

We may rely on bank loans to finance our operations, if necessary. Our total borrowings were approximately nil and nil as of June 30, 2025 and 2026, respectively.

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

A failure to repay any of the indebtedness under our banking facilities as they become due or to otherwise comply with the covenants contained in any of such agreements could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lender thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable. In such an event, we may not be able to pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations. As of the date of this Annual Report, we did not have any banking facilities.

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

Prior to the listing of our Shares in October 2024, we were a private company with limited accounting personnel and resources to address our internal controls over financial reporting (“ICFR”). Effective ICFR is important to prevent fraud. The market for and trading price of our Class A Ordinary Shares may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Class A Ordinary Shares. The absence of ICFR may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Capital Market Company Guide.

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

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BCA dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BCA and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BCA also provides certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company’s books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

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

Our Class A Ordinary Shares are expected to initially trade under US$5.00 per Class A Ordinary Share and thus would be known as a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our Class A Ordinary Shares are expected to initially trade below US$5.00 per Class A Ordinary Share. As a result, our Class A Ordinary Shares would be known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has regulations which generally define a “penny stock” to be any equity security that has a market price of less than US$5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered as a “penny stock.” A penny stock is subject to rules that impose additional sales practice requirements on brokers/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares, and may negatively affect the ability of holders of our Class A Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

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

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on Nasdaq Capital Market, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq Capital Market, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

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

As of the date of this Annual Report, our Controlling Shareholders hold approximately 90.94% of the total voting power of our Company. As a result, these shareholders will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

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

On October 10, 2024, we completed our initial public offering in which we issued and sold an aggregate of 1,400,000 Shares, at a price of US$4.00 per share, for gross proceeds of approximately US$5.6 million, before deducting commissions, expense allowance and expenses. Our Shares began trading on the Nasdaq Capital Market on October 9, 2024, under the symbol “CLIK”.

On April 3, 2025, we completed a public offering in which we issued and sold an aggregate of 13,800,000 Shares at a price of US$0.6 per share, for gross proceeds of approximately US$8.28 million, before deducting placement agent fees and other offering expenses.

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

On October 7, 2025, the Company announced the approval of the proposed 1-for-30 share consolidation of the Class A Ordinary Shares and Class B Ordinary Shares of no par value each (the “Share Consolidation”). On October 10, 2025, the Share Consolidation became effective. As of the date of this Annual Report, the Company is authorized to issue 15,000,000 Class A Ordinary Shares with no par value each; and 1,666,667 Class B Ordinary Shares with no par value each. As of the date of this Annual Report, the total number of Ordinary Shares outstanding is 8,563,033, comprising 7,435,986 Class A Ordinary Shares and 1,127,047 Class B Ordinary Shares.

The charts below summarize our corporate legal structure and identify our Group as of the date of this Annual Report:

Name	Background	Ownership
Diligent Yield	Incorporated on October 1, 2021 under the laws of the BVI as an investment holding company.	100% owned by Click Holdings

Booming Voice	Incorporated on October 25, 2023 under the laws of the BVI as an investment holding company.	100% owned by Click Holdings

Top Spin	Incorporated on February 20, 2025 under the laws of the BVI as an investment holding company.	100% owned by Click Holdings

Performance Plus	Incorporated on July 1, 2014 under the laws of the BVI as an investment holding company.	80% owned by Top Spin

Click Services	Incorporated on August 28, 2020 as a private company limited by shares under the laws of Hong Kong.	100% owned by Diligent Yield

JFY Corporate	Incorporated on May 8, 2017 as a private company limited by shares under the laws of Hong Kong	100% owned by Booming Voice

Care U	Incorporated on December 3, 2014 as a private company limited by shares under the laws of Hong Kong	100% owned by Performance Plus

Bowser	Incorporated on February 18, 2021 as a private company limited by shares under the laws of Hong Kong	100% owned by Click Holdings

Top Team	Incorporated on September 25, 2015 as a private company limited by shares under the laws of Hong Kong	100% owned by Click Holdings

Lead Yield	Incorporated on November 23, 2021 under the laws of the BVI as an investment holding company.	100% owned by Click Holdings

Click Logistics	Incorporated on December 15, 2021 as a private company limited by shares under the laws of Hong Kong	100% owned by Lead Yield

Axiom	Incorporated on February 9, 2023 as a private company limited by shares under the laws of Hong Kong	100% owned by Click Holdings

As of the date of this Annual Report, our Controlling Shareholders, through their direct and indirect ownership interests in Circuit Delight Limited and Classic Impact Limited, hold approximately 90.94% of the total voting power of Click Holdings. Because more than 50% of the voting power of the Company is held by a single entity, we are a controlled company under the Nasdaq Capital Market corporate governance rules.

Corporate Information

Our principal executive office is located at Unit 1709-11, 17/F, Tower 2, The Gateway, Harbour City, Kowloon, Hong Kong and our telephone number at this address is +852 2691 8200. As of the date of this Annual Report, we do not own any property, and we lease the above property in connection with our business operations. Our registered office in the BVI is located at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

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

The table below sets out our revenue by service categories for the year ended December 31, 2023, and the years ended June 30, 2025 and 2026.

	Year ended December 31,	Year ended June 30,	Year ended June 30,
	2023	2025	2026
	HKD	HKD	HKD
Professional solution services	15,622,419	17,289,597	35,994,751
Nursing solution services	13,804,675	34,959,797	56,831,363
Logistic and other solution services	14,698,534	31,299,498	42,407,349
Total	44,125,628	83,548,892	135,233,463

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

Employees

The following table sets forth the number of employees of our Group as of December 31, 2023, June 30, 2025 and 2026 by functions:

	2023	2025	2026
Management	3	4	4
Professional solution service team*	6	5	10
Customer service and marketing	4	7	10
Administration	1	5	4
Others	-	3	7
Total	14	24	35

*	The team is employed by our Group directly and will provide professional solution services to clients including (i) the secondment of senior executives such as CFOs and company secretaries to perform compliance, financial reporting and financial management functions for customers; (ii) the provision of auditing workforce to conduct audit work under the instruction of Certified Public Accountant firms; and (iii) the supply of corporate finance experts to assist in drafting of documents including circulars, announcements and other filings and documents for Hong Kong listed companies and listing documents for private companies planning to go public.

Customer

We cater to a diverse clientele including Certified Public Accountant firms, charitable organizations, non-governmental organizations, small and medium-sized businesses and Hong Kong listed companies. For the year ended December 31, 2023 and the years ended June 30, 2025 and 2026, revenue from top five customers of the Company was approximately 51.6%, 42.2% and 37.4% of the Company’s total revenue.

Vendors

Due to the nature of our business, we have no major vendors. We rely primarily on individuals registered with us in the talent pool as our vendors. For the year ended December 31, 2023 and years ended June 30, 2025 and 2026, we did not have vendors which accounted for more than 10% of our cost of revenue.

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

Minimum Wage Ordinance

The prescribed minimum hourly wage rate (currently set at HK$43.1 (US$5.5) per hour) for every employee is govern by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

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

In April 2025, we undertook the acquisition of a prominent nursing care competitor in Hong Kong. Our management viewed the acquisition as a transformative step that, with full ownership, enables us to consolidate operations, align resources, and unlock significant synergies to accelerate our leadership in the nursing care sector.

In November 2025, we undertook the acquisitions of two human resources solutions providers in Hong Kong. Our management believes that these acquisitions create immediate synergies across our professional services and logistics business segments.

In May 2026, we undertook the acquisition of an integrated payroll platform operator that streamlines payments between construction workers and subcontractors in Hong Kong. Our management believes that this acquisition provides privileged access to the human resources market within Hong Kong’s construction industry.

During the year ended June 30, 2026 (“FY2026”), we delivered another year of robust growth and continued to consolidate our market position in the human resources solutions industry. We recorded total revenue of approximately HK$135.2 million for FY2026, representing a substantial year-over-year increase of approximately 61.9% compared to approximately HK$83.5 million for the year ended June 30, 2025 (“FY2025”). Our strong financial performance highlights the effectiveness of our growth strategy, the successful expansion of our service offerings, and the increasing demand for our solutions across multiple industries.

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

Ability of our Group to maintain scale of pool of talents registered with us

As of the date of this Annual Report, over 25,000 healthcare personnel and logistics and other workforce were registered with us. Our Group’s business is highly dependent on the availability of talents registered with us for assignment placements. Moreover, our extensive database ensures that we can match personnel with the requisite skills and experience to meet the specific needs of our clients. Our financial performance will be affected if there is a significant decrease in the number of talents registered with us available to take up assignments. If we are unable to retain and expand our client base, or any of the major customers substantially reduces staffing requests or orders, our business operation and financial performance would be adversely affected.

Labor shortage

Hong Kong is experiencing ongoing shortage of permanent qualified healthcare personnel and other blue collar labor. The demand for our staffing solution services remains contingent on the continued shortage of personnel in professional services, healthcare and logistics industries.

Key Operating Data

The following graph sets forth the Group’s total revenue for year ended December 31, 2023, FY2025 and FY2026:

The following graph sets forth the Group’s revenue by segments for year ended December 31, 2023, FY2025 and FY2026:

The following graph sets forth the Group’s net income (loss) for year ended December 31, 2023, FY2025 and FY2026:

The following graph sets forth the Group’s basic and diluted earnings (loss) per ordinary share for year ended December 31, 2023, FY2025 and FY2026:

The following graph sets forth the Group’s service hours for its logistics and other solution services for year ended December 31, 2023, FY2025 and FY2026:

The following graph sets forth the Group’s service hours for its nursing solution services for year ended December 31, 2023, FY2025 and FY2026:

Recent Developments

During FY2026, we undertook a series of strategic acquisitions to strengthen our market position and expand our presence across complementary human resources and workforce solutions segments in Hong Kong. In November 2025, we undertook the acquisition of two human resources solutions providers. Our management believes these acquisitions create immediate synergies across our professional services and logistics business segments by broadening our service offerings, enhancing our operational capabilities, and expanding our customer reach.

In addition, during FY2026, we announced our comprehensive three-year strategic plan for 2026 to 2028 to expand and integrate our premium senior care and silver economy services under the Care U brand. Through this initiative, we aim to establish ourselves as a leading provider of comprehensive senior services in Hong Kong and the Greater Bay Area. While maintaining a disciplined approach to growth, we aspire to generate approximately HK$500 million in annual revenue from our silver economy and senior care operations by the end of the three-year period, representing significant growth from current levels. We believe this strategy positions us to capitalize on the increasing demand driven by the region’s aging population while creating long-term value for our shareholders.

In May 2026, we undertook the acquisition of an integrated payroll platform operator that streamlines payments between construction workers and subcontractors in Hong Kong. Our management believes that this acquisition provides strategic access to the human resources market within Hong Kong’s construction industry and enhances our ability to deliver integrated workforce management solutions. The acquisition is expected to strengthen our market presence, expand our industry network, and create opportunities for cross-selling and operational synergies across our existing business segments.

In September 2026, Care U signed a memorandum of understanding to enter Shandong Province, China’s largest provincial market by elderly population, via the Qingdao elderly-nursing network of Weipu, an affiliate of Hong Kong Baixiangyuan Elderly Care Consulting Limited. This marks our Care U brand’s first provincial expansion into North China. Rather than building a new network from scratch, Care U will enter the market under its own brand using Weipu’s established medical-nursing and home-care platform in Qingdao.

In October 2026, we added an active rehabilitation service layer to establish a more comprehensive silver-economy platform. Operating through a newly formed Hong Kong joint venture, an existing physiotherapy clinic serves as our Central Clinic. Together, they offer a full range of recovery services, including tailored nursing and rehabilitation delivered both at the clinic and at home. Our structured rehab packages operate alongside personalized nursing plans, allowing seniors to be escorted from the hospital, begin rehab at the centre or at home, and remain under Care U’s nursing care without changing providers.

Collectively, these initiatives reflect our commitment to sustainable growth through strategic acquisitions, service expansion, and targeted investments in high-growth sectors, further reinforcing our position as a diversified human resources and workforce solutions provider.

Looking ahead, we remain committed to leveraging these strategic advancements to drive sustainable growth, expand our service footprint, and deliver innovative, high-impact care solutions that meet the evolving needs of aging communities across the region.

Results of Operations

Comparison of Year Ended June 30, 2025 and Year Ended June 30, 2026

The following table sets forth the consolidated results of our operations for FY2025 and FY2026:

	Year ended June 30,	Year ended June 30,
	2025	2026	2026
	HKD	HKD	US$
Revenue	83,548,892	135,233,463	17,337,623
Cost of revenue	70,753,797	113,626,444	14,567,493
Gross profit	12,795,095	21,607,019	2,770,130

Operating expenses:
General and administrative	20,631,720	19,153,515	2,455,580
Selling and marketing	681,941	1,618,917	207,553
Total operating expenses	21,313,661	20,772,432	2,663,133

Income (loss) from operations	(8,518,566)	834,587	106,997

Other (expense) income:
Interest income	20,897	4,569	586
Interest expense	(294,634)	—	—
Other miscellaneous income	1,041,992	534,000	68,462
Change of fair value of financial asset – contingent consideration asset	—	12,950,000	1,660,256
Total other (expense) income	768,255	13,488,569	1,729,304

Income (loss) before provision for income taxes	(7,750,311)	14,323,156	1,836,301
Income tax (expense) credit	(186,151)	296,690	38,037
Net income (loss)	(7,936,462)	14,619,846	1,874,338
Less: net loss (income) attributable to non-controlling interests	2,835	(28,062)	(3,598)
Net income (loss) attributable to equity holders of the Company	(7,933,627)	14,591,784	1,870,740

Basic and diluted earnings (loss) per ordinary share*	(12.55)	1.88	0.24

Weighted average number of ordinary shares outstanding – basic and diluted*	632,187	7,774,007	7,774,007

*	The weighted average number of ordinary shares for the purpose of basic earnings per ordinary share has been adjusted for (i) the 1-for-30 share consolidation of the Shares on October 7, 2025; and (ii) the issuance of 5,300,000 ordinary shares for the common control combination of Axiom, presented as if the combination had occurred from the date common control commenced on July 1, 2025.

Revenue

The table below sets out our revenue by service categories for FY2025 and FY2026.

	FY2025	FY2026
	HKD	HKD
Professional solution services	17,289,597	35,994,751
Nursing solution services	34,959,797	56,831,363
Logistic and other solution services	31,299,498	42,407,349
Total	83,548,892	135,233,463

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

Our revenue increased significantly by approximately HK$51.7 million or 61.9% from approximately HK$83.5 million in FY2025 to approximately HK$135.2 million in FY2026, mainly due to the combined effect of (i) significant increase in revenue from the provision of nursing solution services of approximately HK$21.8 million or 62.3%; (ii) significant increase in revenue from the provision of professional solution services of approximately HK$18.7 million or 108.1%; and (iii) increase in revenue from the provision of logistics and other solution services of approximately HK$11.1 million or 35.5%.

The year-over-year increase of over 60% in revenue from the provision of nursing solution services was mainly attributable to the continued growth in the number of customers during FY2026, which resulted in a record high of approximately 465,440 annual service hours. Revenue from the provision of professional solution services more than doubled during FY2026, primarily due to contributions from new customers acquired through our newly acquired subsidiaries. The notable increase in revenue from the provision of logistics and other solution services was mainly attributable to the continued expansion of this sector, as well as additional demand driven by increased work placements from major customers during FY2026.

Cost of revenue

Cost of revenue increased by approximately HK$42.8 million or 60.5% from approximately HK$70.8 million in FY2025 to approximately HK$113.6 million in FY2026. Such increase was generally in line with surge in our revenue.

Gross profit

Gross profit increased from approximately HK$12.8 million in FY2025 to approximately HK$21.6 million in FY2026, representing an increase of approximately HK$8.8 million, or 68.8%. The increase was primarily attributable to the growth in revenue as discussed above, as well as a slight improvement in our gross profit margin. Our gross profit margin improved from approximately 15.3% in FY2025 to approximately 16.0% in FY2026.

General and administrative expenses

General and administrative expenses were approximately 24.7% and 14.2% of total revenue in FY2025 and FY2026, respectively. The decrease of approximately HK$1.4 million, or 6.8%, in general and administrative expenses was primarily attributable to effective cost-control measures and enhanced operational efficiency during FY2026.

Selling and marketing expenses

Selling and marketing expenses were approximately 0.8% and 1.2% of total revenue in FY2025 and FY2026, respectively. Selling and marketing expenses mainly comprise advertising expense for online marketing campaigns. The increase in selling and marketing expenses of approximately HK$0.9 million or 128.6% was mainly attributable to increased promotion expenses to enhance the Group’s corporate image.

Other (expense) income

For FY2026, we recorded a net other income of approximately HK$13.5 million, mainly attributable to change of fair value of financial asset of approximately HK$13.0 million arising from contingent consideration asset. We recorded a net other income of HK$768,255 for FY2025, primarily comprising miscellaneous income of approximately HK$1.0 million, partly offset by interest expense of HK$294,634.

Income tax expense

For FY2026, our income tax credit was HK$296,690. For FY2025, our income tax expense was HK$186,151.

Net income (loss)

We recorded a net income of approximately HK$14.6 million in FY2026, compared to a net loss of approximately HK$7.9 million in FY2025. Such turnaround from net loss to net income was attributable to the (i) increase in gross profit; and (ii) increase in net other income, as explained above.

Basic and diluted earnings (loss) per ordinary share

For FY2026, we recorded a basic and diluted earnings per ordinary share of approximately HK$1.88 (US$0.24). For FY2025, we recorded a basic and diluted loss per ordinary share of approximately HK$12.55.

Comparison of Year Ended December 31, 2023 and Year Ended June 30, 2025

In evaluating our operating results for the year ended December 31, 2023 and year ended June 30, 2025, you should carefully consider the information provided under the section “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F filed with SEC on October 24, 2025.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

We financed our operations primarily through cash flows from operations, if necessary. As of June 30, 2026, we had cash and cash equivalents of approximately HK$4.6 million and did not have any outstanding bank loans. As of June 30, 2026, our current assets were approximately HK$50.5 million, and our current liabilities were approximately HK$10.0 million. As of June 30, 2025, we had cash and cash equivalents of approximately HK$10.6 million and did not have any outstanding bank loans. As of June 30, 2025, our current assets were approximately HK$32.4 million, and our current liabilities were approximately HK$10.9 million. Our current ratio improved from approximately 3.0 as of June 30, 2025 to 5.1 as of June 30, 2026.

In view of the current cash and bank balances, funds generated by our operating activities, we believe our Company has sufficient resources to meet the working capital needs in the next 12 months from the date the audited financial statements are issued. However, our ability to meet the liquidity and capital requirement will be subject to future economic conditions and other factors which are beyond our control. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows

The following table sets forth a summary of our consolidated cash flows for FY2025 and FY2026, respectively:

	FY2025	FY2026
	HKD	HKD
Net cash used in operating activities	(5,972,710)	(2,821,405)
Net cash used in investing activities	(69,095,407)	(3,094,081)
Net cash provided by financing activities	83,894,505	—
Net increase (decrease) in cash and cash equivalents	8,826,388	(5,915,486)

Operating activities

For FY2025 and FY2026, our net cash provided by or used in operating activities were primarily derived from cash inflow from our net income or net loss adjusted for (i) net non-cash expenses comprising depreciation, amortization, change of fair value of financial asset - contingent consideration asset, gain on disposal of property and equipment, non-cash lease expense, stock compensation expense and deferred tax expenses, and (ii) net change in operating assets and liabilities, including accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other liabilities, income tax payable and lease liabilities.

For FY2026, our net cash used in operating activities was approximately HK$2.8 million, which primarily reflected cash inflow from our net income of approximately HK$14.6 million adjusted for (i) net non-cash income of approximately HK$9.2 million, and (ii) net decrease in cash flow from changes in operating assets and liabilities of approximately HK$8.3 million mainly attributable to cash outflow arising from (a) a decrease in accrued expenses and other liabilities of approximately HK$5.0 million; (b) an increase in accounts receivable of approximately HK$2.8 million; and (d) a decrease in lease liabilities of approximately HK$1.5 million.

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

Investing activities

Net cash used in investing activities for FY2026 was approximately HK$3.1 million, mainly consisted of (i) cash payment for purchase of property and equipment of approximately HK$3.1 million and cash payment for purchase intangible assets of HK$0.6 million, which were partly offset by proceed from disposal of property and equipment of HK$0.2 million and net cash inflow on acquisitions.

Net cash used in investing activities for FY2025 was approximately HK$69.1 million, mainly consisted of cash outflow on acquisition of a subsidiary of approximately HK$69.5 million cash payment for purchase of property and equipment of approximately HK$0.6 million, which were partly offset by proceed from disposal of property and equipment of HK$1.0 million.

Financing activities

We did not record any cash flows from financing activities during FY2026.

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

Off-Balance Sheet Arrangements

We had not entered any material off-balance sheet transactions and arrangements in FY2025 and FY2026.

Leased Properties

We leased an office in Unit 1709-11, 17/F, Tower 2, The Gateway, Harbour City, Kowloon, Hong Kong with an aggregate area of 3,859 square feet from June 2025 to June 2028. The monthly rent for our office is around HK$140,000.

Contractual Obligations

We have leases for office space and facilities. All of the leases are classified as operating leases. Set forth below the information related to our operating leases as of June 30, 2026.

	As of June 30,
	2026	2026
	HKD	US$
Right-of-use assets	4,405,675	564,830
Short-term lease liabilities	2,206,885	282,934
Long-term lease liabilities	2,198,791	281,896

12 months ending June 30,	HKD
2027	2,347,225
2028	2,230,724
Total undiscounted lease payments	4,577,949
Less: imputed interest	(172,273)
Total lease liabilities	4,405,676
Total lease liabilities (US$)	564,830

Capital Expenditures

For FY2025 and FY2026, we purchased HK$631,732 and HK$3,090,292 of property and equipment respectively, mainly for use in our operations, respectively.

Comparison of Year Ended December 31, 2023 and Year Ended June 30, 2025

In evaluating our liquidity and capital resources for the year ended December 31, 2023 and year ended June 30, 2025, you should carefully consider the information provided under the section “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F filed with SEC on October 24, 2025.

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

Intellectual Property

We rely on a combination of trademark law and confidentiality and non-disclosure agreements to protect our intellectual property rights. We also consistently monitor for any instances of infringement or misappropriation of our intellectual property rights. As of the date of this Annual Report, we have registered the following trademark which we consider material to our Group’s business:

Trademark	Registered owner	Place of registration	Class No.	Registration number	Date of registration	Expiry date
	Click Services	Hong Kong	16,35,44,45	305403168	September 28, 2020	September 27, 2030

Permits and Licenses

Description of approval/license/permit/other regulatory requirements	Holding entity	Date of issue	Date of expiration	Regulatory authority
Employment agency license	Click Services Limited	January 14, 2026	January 13, 2027	The Labour Department
Employment agency license	CARE U Professional Nursing Service Limited	February 13, 2026	February 12, 2027	The Labour Department

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Policies and Estimates

Our significant accounting policies and estimates, and their effect on our financial condition and results of operations are fully disclosed in the Company’s consolidated financial statements (“CFS”) included elsewhere in this Annual Report. We prepared our CFS in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the amounts reported in our CFS and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While our management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, our management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information and external market information. Actual results may differ from these estimates.

Our significant accounting policies and estimates are more fully described in Note 2 – Summary of Significant Accounting Policies to our CFS. The Company’s critical accounting policies and estimates affecting the financial statements include revenue recognition, fair value of financial asset – contingent consideration asset, allowance for expected credit losses related to accounts receivable and impairment of goodwill and intangible assets.

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

3.	Logistics and other solution services — delivery of logistics, warehouse and construction human resources solutions services to corporate customers.

The professional solution services arrangements are provided primarily at a fixed fee, with milestones used as a practical measure of progress. The nursing solution and logistics and other solution services arrangements are primarily provided on an hourly basis, and the Company generally invoices its customers monthly or bimonthly in arrears for these services based on actual hours and expenses incurred. Revenue from all staffing solution services is recognized over time as the services are rendered, because the customer simultaneously receives and consumes the benefits provided by the Company’s performance. The Company applies the practical expedient in ASC 606-10-55-18 (right to invoice) and recognizes revenue in the amount to which it has a right to invoice the customer. Typical payment terms require the customers to pay within 30 days from the invoice date.

The Company has elected the practical expedient not to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, because the Company’s contracts with customers generally have an original expected duration of one year or less.

Contract liabilities (presented as advance from customers) represent consideration received from customers before the Company has transferred the related services. These amounts are recognised as revenue when the related performance obligations are satisfied. The Company did not have contract assets as of June 30, 2025 and 2026.

The Company generally recognizes human resources solutions service income on a gross basis as the Company has control of the services before they are delivered to the Company’s customers. In drawing this conclusion, the Company considered the following key indicators in accordance with ASC 606-10-55-39:

● The Company is primarily responsible for fulfilling the contract with the customer. It is responsible for identifying, screening and directing suitable personnel who meet the customer’s specified requirements, and remains accountable to the customer for the performance of the placement.

● The Company has discretion in selecting the personnel who will provide the services and directs those personnel to perform the services for the customers.

● The Company has discretion in establishing the pricing charged to the customers. The fees payable to the personnel (or vendors) are determined independently of the amounts billed to the customers.

●The Company bears the credit risk of the customers, as it is obligated to pay the personnel or vendors irrespective of whether the customers pay the Company.

Financial asset – contingent consideration asset

The Company recognizes a contingent consideration asset arising from business combinations as a financial asset when it represents the contractual right to receive a refund or clawback of previously transferred consideration (e.g., from a profit guarantee arrangement). Such assets are initially measured at fair value on the acquisition date and are included for the purpose of calculating goodwill under ASC 805, Business Combinations.

Subsequent to initial recognition, contingent consideration assets are classified as financial assets and are measured at fair value through profit or loss under ASC 805. Fair value is determined using valuation techniques such as discounted cash flow models, incorporating probability-weighted expected cash flows, discount rates reflecting the Company’s incremental borrowing rate or market rates, and other relevant inputs. Changes in fair value are recognized in the consolidated statements of operations as a component of other income (expense), in the period of change.

The Company derecognizes the financial asset upon settlement (e.g., receipt of payment), expiration of the right, or when the asset is transferred and the transfer qualifies for derecognition.

Financial asset – contingent consideration assets are as follows:

	As of June 30,
	2025	2026	2026
	HKD	HKD	US$
Current portion	—	15,370,000	1,970,513
Non-current portion	1,680,000	3,290,000	421,795
Total	1,680,000	18,660,000	2,392,308

The current portion represents amounts expected to be settled within 12 months from the reporting date; the non-current portion relates to guarantee periods extending beyond 12 months.

The reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the years ended June 30, 2025 and 2026 are as follows:

Fair Value
Financial asset – contingent consideration assets	HKD
Balance as of July 1, 2024	—
Addition	1,680,000
Change of fair value recognized in other income (expense)	—
Balance as of June 30, 2025	1,680,000
Addition	4,030,000
Change of fair value recognized in other income (expense)	12,950,000
Balance as of June 30, 2026	18,660,000
Balance as of June 30, 2026 (US$)	2,392,308

The significant increase in fair value during the year ended June 30, 2026 primarily reflects the higher probability of recovery under the profit guarantee arrangements, driven by Care U’s under-performance against the FY2026 guaranteed profit target and updated performance projections for the remaining guarantee periods.

For the year ended June 30, 2025, the Company acquired Top Spin which indirectly holds Care U, a Hong Kong-based provider of nursing solution services. As part of the acquisition, the Company received a two-year profit guarantee from the vendor, entitling the Company to a refund each of the two years if Care U’s net income for the year ending June 30, 2026 and 2027, falls below the agreed target (HKD2,300,000 for the year ended June 30, 2026 and HKD2,600,000 for the year ending June 30, 2027, respectively). The settlement date is expected to be within six months from the end of each of the guarantee periods. The contractual recovery limits are HKD18,400,000 and HKD20,800,000 for each of the guarantee periods.

For the year ended June 30, 2026, the Company acquired (i) Bowser, a Hong Kong-based provider of professional solution services, for which the Company received a two-year profit guarantee from the vendor for the years ending December 31, 2026 and 2027; and (ii) Top Team, a Hong Kong-based provider of logistics and other solution services, for which the Company received a two-year profit guarantee from the vendor for the years ending March 31, 2027 and 2028. In each arrangement, the Company is entitled to a refund if net income falls below the agreed targets (Bowser: HKD2,500,000 for each of the years ending December 31, 2026 and 2027; Top Team: HKD500,000 for each of the years ending March 31, 2027 and 2028). The settlement dates are expected to be within six months from the end of each of the guarantee periods. The contractual recovery limits are HKD25,000,000 (Bowser) and HKD5,000,000 (Top Team) for each of the guarantee periods.

The contingent consideration assets were recognized at fair values of HKD1,680,000 and HKD4,030,000 (US$516,667) on their respective acquisition dates for the years ended June 30, 2025 and 2026, and are measured on a recurring basis using significant unobservable (Level 3) inputs. The fair value was determined using (i) a discounted cash flow model with discount rates of 5.25% and 5.00% respectively, and (ii) probability-weighted estimates of profit shortfalls. The Company has also considered the credit risk of the respective sellers in determining the fair value and considers the contingent consideration assets to be recoverable.

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

Fixed Asset Category	Useful lives
Office equipment and other	5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of lease term or life of underlying assets

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations.

Intangible assets

Intangible assets consist of trademark, club membership, customer relationship and know-how, which are stated at cost less accumulated amortization less any impairment losses. Amortization is computed using the straight-line method based on the estimated useful life.

Intangible Asset Category	Useful lives
Trademark	Indefinite
Club membership	Indefinite
Customer relationship	5 - 20 years
Know-how	15 years

Impairment of long-lived assets and intangible assets with finite lives

The Company reviews long-lived assets including intangible assets with finite lives for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the FV of the assets. No impairment of long-lived assets and intangible assets with finite lives was recognized for the years ended June 30, 2025 and 2026.

Goodwill and intangible assets with indefinite lives

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination, accounted for under ASC 805, Business Combinations.

Goodwill and intangible assets with indefinite useful lives (primarily trademark and club membership) is are not amortized but is are tested for impairment annually, or more frequently if events or changes in circumstances indicate potential impairment, in accordance with ASC 350, Intangibles—Goodwill and Other. The Company has the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit or the intangible asset is less than its carrying amount. If the qualitative assessment indicates potential impairment, a quantitative impairment test is required. Otherwise, no further testing is needed. The quantitative impairment test compares the fair value of each reporting unit or the intangible asset determined using valuation techniques, with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, an impairment charge is recognized for the excess, limited to the goodwill allocated to the reporting unit or the intangible asset. Impairment testing involves significant management judgment, including identifying reporting units, allocating assets, liabilities, and goodwill to reporting units, and estimating fair values using assumptions.

During the year ended June 30, 2025, the Company acquired Top Spin and has consolidated its financial results in the consolidated financial statements since the date of acquisition. As a result of the acquisition, goodwill amounting to HKD69,517,007 and intangible assets with indefinite useful lives of HKD11,004,000 was were recognized and allocated entirely to the reporting unit of Care U within the segment of nursing solution services during the year ended June 30, 2025. As of June 30, 2025, a qualitative assessment was performed post-acquisition, considering factors such as stable demand for nursing services, positive financial performance, and no adverse regulatory changes. No impairment indicators were identified, and it was determined that it was more likely than not that the fair value of the Care U reporting unit exceeded its carrying amount, and no impairment of goodwill and intangible assets with indefinite useful lives was recognized.

During the year ended June 30, 2026, the Company acquired two major subsidiaries from independent third parties: (i) Bowser and (ii) Top Team, and has consolidated their financial results in the consolidated financial statements since their respective dates of acquisition. As a result of these acquisitions, aggregate goodwill amounting to HKD61,966,589 (US$7,944,434) was recognized and allocated entirely to their respective reporting units within their segments during the year ended June 30, 2026. As of June 30, 2026, the Company evaluated goodwill for impairment across all reporting units that the Company performed quantitative impairment tests for the Care U, Bowser, and Top Team reporting units. Based on the quantitative assessments performed, the estimated fair value of each reporting unit exceeded its respective carrying amount. Consequently, no goodwill and intangible assets with indefinite useful lives impairment was recognized.

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

Name	Age	Position
Mr. Chan Chun Sing	47	Chairman, Director and Chief Executive Officer
Ms. Siu Iu	33	Chief Financial Officer
Ms. Ip Hau Yi	34	Chief Operating Officer
Mr. Chow Chi Wing	49	Chief Sales Officer
Mr. Tse Wah Ping	47	Independent Director
Ms. Chik Wai Chun	41	Independent Director
Mr. Lam Kai Yuen	43	Independent Director

Mr. Chan Chun Sing is the founder of the Company, and has served as our chairman of the BOD, director and chief executive officer, and he is responsible for the overall strategic direction and development of our Group. Mr. Chan is currently the company secretary of Lap Kei Engineering (Holdings) Limited (stock code: 1690.HK).

In addition, from February 2017 until March 2026, Mr. Chan served as an independent non-executive director of Winson Holdings Hong Kong Limited (stock code: 6812.HK). From January 2017 until January 2022, Mr. Chan served as an independent non-executive director of Lai Si Enterprise Holding Limited (stock code: 2266.HK). From October 2019 to June 2021, Mr. Chan served as company secretary of Janco Holdings Limited (stock code: 8035.HK). Mr. Chan also served as an executive director of Janco Holdings Limited from October 2019 to December 2020. From December 2011 to October 2013, Mr. Chan served as an independent non-executive director of Zhonghua Gas Holdings Limited (stock code: 8246.HK).

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

Ms. Chik has over 18 years of experience in the auditing, accounting, corporate governance and company secretarial experience. She currently serves as the company’s secretary at P.B. Group Limited (stock code: 8331.HK) and FingerTango Inc. (stock code: 6860.HK), the head of company secretarial department of P.B. Advisory Limited and a consultant of the company secretarial department at Trinity Corporate Solutions Limited. She is served as an independent non-executive director at Boltek Holdings Limited (Stock Code: 8601.HK). Ms. Chik obtained a master of corporate governance degree from The Hong Kong Polytechnic University in September 2015. She was admitted as a member of CPA Australia in June 2011. Ms. Chik was also certified as a certified public accountant by the Hong Kong Institute of Certified Public Accountants in September 2011, and was admitted as an associate of both The Hong Kong Chartered Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute (formerly known as the Institute of Chartered Secretaries and Administrators) in March 2016.

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended June 30, 2026, we paid an aggregate compensation of approximately HK$4.5 million, in cash (including salaries, bonus and mandatory provident fund contributions) to our directors and executive officers as a group. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate basis.

We have not granted any equity awards to our directors or executive officers during the year ended June 30, 2026.

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

D. Employees

As of December 31, 2023 and June 30, 2025 and 2026, we had 14, 24 and 35 full-time employees.

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

Beneficial ownership of our Shares is determined in accordance with the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. The following percentages of Shares beneficially owned is based on 7,435,986 Class A Ordinary Shares and 1,127,047 Class B Ordinary Shares outstanding as of the date of this Annual Report. Each Class B Ordinary Share has twenty (20) votes per share, whereas each Class A Ordinary Share has one (1) vote per share. As of the date of this Annual Report, we do not have any options or warrants that are outstanding. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by any another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned
Name of Beneficial Owner(1)	Number	Percentage(2)	Number	Percentage(2)
Directors, director nominees, and executive officers
Mr. Chan Chun Sing(3)	4,654,200	54.35%	1,127,047	13.16%
Ms. Siu Iu	Nil	Nil	Nil	Nil
Ms. Ip Hau Yi	Nil	Nil	Nil	Nil
Mr. Chow Chi Wing	Nil	Nil	Nil	Nil
Mr. Tse Wah Ping	Nil	Nil	Nil	Nil
Ms. Chik Wai Chun	Nil	Nil	Nil	Nil
Mr. Lam Kai Yuen	Nil	Nil	Nil	Nil
Directors, director nominees, and executive officers as a group	4,654,200	54.35%	1,127,047	13.16%

5% or greater principal shareholders:
Circuit Delight Limited(3)	Nil	Nil	327,047	3.82%
Classic Impact Limited(4)	65,520	0.77%	Nil	Nil
	65,520	0.77%	327,047	3.82%

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at Unit 1709-11, 17/F, Tower 2, The Gateway, Harbour City, Kowloon, Hong Kong.

(2)	Based on a total of 8,563,033 Shares, comprising 7,435,986 Class A Ordinary Shares and 1,127,047 Class B Ordinary Shares as of the date of this Annual Report.

(3)	Mr. Chan Chun Sing (i) directly holds 4,654,200 Class A Ordinary Shares and 800,000 Class B Ordinary Shares; (ii) beneficially owns 327,047 Class B Ordinary Shares through his 100% ownership of Circuit Delight Limited.

(4)	Ms. Leung Wing Shan, spouse of Mr. Chan Chun Sing, beneficially owns 65,520 Class A Ordinary Shares through her 100% ownership of Classic Impact Limited.

F. Disclosure of Action to Recover Erroneously Awarded Compensation

During and after the last completed fiscal year ended June 30, 2026, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “ITEM 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

During the year ended December 31, 2023 and the years ended June 30, 2025 and 2026, we have engaged in the following transactions with our directors, executive officers or persons known to us to beneficially own more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Names and relationship of related Party:	Existing relationship with the Company
JFY & Co.	A customer of the Company and controlled by Mr. Chan Chun Sing (Note 1)
JFY CPA Limited	A customer of the Company and controlled by Mr. Chan Chun Sing (Note 1)
Click Environmental Services Limited	An entity controlled by Mr. Chan Chun Sing (Note 1)
Mr. Chan Chun Sing	Chief executive officer, chairman and director of the Company

Note 1: Mr. Chan Chun Sing is the controlling shareholder of these entities and Click Holdings.

Summary of Related Party Transactions:

Included in the Company’s revenue for the year ended December 31, 2023 and the years ended June 30, 2025 and 2026 were HK$4,799,338, HK$1,235,627 and HK$940,878 (US$120,625) from related parties, respectively. The details are as follows:

	Year ended December 31,	Year Ended June 30,
Name of related parties	2023	2025	2026	2026
	HK$	HK$	HK$	US$
JFY & Co.	501,728	—	—	—
JFY CPA Limited	4,267,610	1,235,627	940,878	120,625
Click Environmental Services Limited	30,000	—	—	—
Total	4,799,338	1,235,627	940,878	120,625

From July 1, 2026 to the date of this Annual Report, we did not record any revenue from each of the related parties.

Included in the Company’s expenses for the year ended December 31, 2023 and the years ended June 30, 2025 and 2026 were HK$1,134,071, HK$ Nil and HK$ Nil from related parties, respectively. The details are as follows:

	Year ended December 31,	Year Ended June 30,
Name of related parties	2023	2025	2026	2026
	HK$	HK$	HK$	US$
JFY & Co.	(112,400)	—	—	—
JFY CPA Limited	(1,021,671)	—	—	—
Total	(1,134,071)	—	—	—

From July 1, 2026 to the date of this Annual Report, we did not incur any expenses from each of the related parties.

Included in the Company’s accounts receivable as of June 30, 2025 and 2026 were HK$ Nil and HK$940,878 (US$120,625), respectively from JFY CPA Limited. The amount is trade in nature, non-interest bearing and repayable on demand.

In August 2025, the Company acquired 100% of the issued shares of Click Logistics from Mr. Chan Chun Sing, our chief executive officer, chairman and director, for a total consideration of HK$1.

In May 2026, the Company acquired 100% of the issued shares of Axiom from Mr. Chan Chun Sing, our chief executive officer, chairman and director, for a total consideration of HK$79,364,320 (US$10,174,913). For further details, please refer to Note 3 – Business Combination – (d) Acquisition of Axiom to our CFS.

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

No dividend was approved and declared for the year ended June 30, 2026.

B. Significant Changes

Other than as described elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

On June 30, 2026, the Company announced the approval by resolutions of members for the consolidation (the “Consolidation”) of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-four (4) and not more than one (1)-for-thirty (30) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the BOD in its sole discretion within one year after the date of passing of the resolution. As of the date of this Annual Report, the Consolidation has not yet become effective. As of the date of this Annual Report, the Company is authorized to issue 15,000,000 Class A Ordinary Shares with no par value each; and 1,666,667 Class B Ordinary Shares with no par value each.

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

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service (“IRS”) relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

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

Interest rate risk

As of June 30, 2026, the Company had no outstanding bank borrowings. We are exposed to interest rate risk on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and, in the future, and result in an adverse impact on our income.

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

Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-280522), as amended, initially filed with the SEC on June 27, 2024, in relation to our initial public offering, which was declared effective by the SEC on September 30, 2024. On October 10, 2024, we completed our initial public offering in which we issued and sold an aggregate of 1,400,000 ordinary shares, at a price of US$4.00 per share, for gross proceeds of approximately US$5.6 million, before deducting underwriting discounts and offering expenses. R.F. Lafferty & Co., Inc. acted as the primary underwriter for the Offering while Revere Securities LLC acted as the co-manager for our initial public offering.

We incurred expenses of approximately US$1.6 million in connection with our initial public offering, which included approximately US$0.4 million for underwriting discounts and commissions. The net proceeds raised from the initial public offering were approximately US$4.0 million after deducting underwriting discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our Company or their associates, persons owning 10% or more of our Class A ordinary shares, or our affiliates.

As of June 30, 2026, we have utilized all the proceeds from our initial public offering in the manner as disclosed in our registration statement on Form F-1 (File No. 333-280522) as amended, initially filed with the SEC on June 27, 2024.

Secondary Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-285922), which was declared effective by the SEC on March 31, 2025, in relation to a best effort offering (“Second Offering”) of a total of 13,800,000 Ordinary Shares of par value US$0.0001 per share at the price of US$0.6 per Ordinary Share. The Second Offering closed on April 3, 2025. Pacific Century Securities LLC and Revere Securities LLC acted as the co-placement agents in connection with the Second Offering.

We incurred expenses of approximately US$0.8 million in connection with the Second Offering, which included approximately US$0.6 million for placement agents’ commissions. The net proceeds raised from the Second Offering were approximately US$7.4 million after deducting placement agents’ commissions and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the Second Offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

As of June 30, 2026, we have utilized all the proceeds from our Second Offering in the manner as disclosed in our registration statement on Form F-1, as amended (File No. 333-285922).

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2026. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of June 30, 2026, were not effective.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we evaluated the effectiveness of our internal control over financial reporting, based on the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992, as updated in May 2013. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of June 30, 2026 due to the material weaknesses in our internal control over financial reporting described below.

The material weaknesses identified in our internal control over financial reporting are as follows:

-	we do not have inadequate documentation on internal control over financial reporting; and
-	we lack a sufficient number of qualified accounting personnel with appropriate knowledgeable of generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable SEC reporting requirements, which has resulted in internal control deficiencies.

To remediate the foregoing material weaknesses, we have implemented, or are in the process of implementing, the following measures:

-	we will hire additional qualified staff with relevant experience, skills and knowledge in SEC reporting, internal controls and compliance with the requirements of the Sarbanes-Oxley Act; and
-	we will provide additional training to our finance and accounting personnel to enhance their understanding of our internal control policies and procedures, including participating in training programs relating to U.S. GAAP, SEC reporting requirements and internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, any evaluation of the effectiveness of our internal control over financial reporting as of a particular date is subject to the risk that such controls may become inadequate due to changes in conditions, or that the degree of compliance with the related policies and procedures may deteriorate. We will continue to evaluate and, in coordination with our audit committee, enhance our internal control over financial reporting to address the identified material weaknesses. Management may also determine to implement additional remedial measures or modify the remediation plan as necessary to address any control deficiencies identified in the future.

Attestation report of the registered public accounting firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

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

	FY2025	FY2026
	US$	US$
Audit fees (1)	80,000	88,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	80,000	88,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

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

Not applicable.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated and combined financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1**	Second Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to Form 6-K filed with the Securities and Exchange Commission on April 30, 2025)

2.1**	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of the registration statement on Form S-8, filed with the Securities and Exchange Commission on April 29, 2025)

2.2*	Description of Securities

4.1**	Form of Representative’s Warrants (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

8.1**	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

10.1**	2025 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to Form 6-K filed with the Securities and Exchange Commission on March 21, 2025)

11.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

11.2**	Insider Trading Policy (incorporated by reference to Exhibit 99.2 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document *

101.SCH	Inline XBRL Taxonomy Extension Schema Document *

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

**	Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: October 22, 2026

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

SFAI MALAYSIA PLT 202206000021 (LLP0031758-LCA) & AF 002216 Chartered Accountants Block C2-G, Ground Floor, Setiawalk Persiaran Wawasan 47160 Puchong, Selangor Malaysia. Tel: 03-9779 0559

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Click Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Click Holdings Limited and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of operations, changes in equity, and cash flows for each of the two years ended June 30, 2026 and 2025 and for the six months ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the two years ended June 30, 2026 and 2025 and for the six months ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Puchong, Malaysia

October 22, 2026

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2025	June 30, 2026
	HKD	HKD	US$
Assets:
Current assets
Cash and cash equivalents	10,550,555	4,635,069	594,240
Accounts receivable, net	18,247,872	26,339,475	3,376,856
Prepaid expenses and other current assets	3,245,314	3,875,161	496,816
Financial asset – contingent consideration asset	—	15,370,000	1,970,513
Income tax receivable	326,500	235,678	30,215
Total current assets	32,370,241	50,455,383	6,468,640

Property and equipment, net	917,802	3,503,498	449,166
Right-of-use assets, net	5,861,057	4,405,675	564,830
Goodwill	69,517,007	131,483,596	16,856,871
Intangible assets, net	31,081,283	63,976,138	8,202,069
Financial asset – contingent consideration asset	1,680,000	3,290,000	421,795

Total non-current assets	109,057,149	206,658,907	26,494,731

Total assets	141,427,390	257,114,290	32,963,371

Liabilities and Shareholders’ Equity:
Liabilities:
Current liabilities
Accounts payable	3,854,800	5,418,855	694,725
Accrued expenses and other current liabilities	5,196,071	2,027,846	259,982
Short-term lease liabilities	1,882,220	2,206,885	282,934
Income tax payable	—	337,496	43,269
Total current liabilities	10,933,091	9,991,082	1,280,910

Long-term lease liabilities	3,978,837	2,198,791	281,896
Deferred tax liabilities	5,128,412	10,457,063	1,340,649
Total non-current liabilities	9,107,249	12,655,854	1,622,545

Total liabilities	20,040,340	22,646,936	2,903,455

Commitment and contingencies	—	—	—

Shareholders’ Equity:
Ordinary shares, 500,000,000 shares authorized, 1,145,427 shares with US$0.0001 par value and 8,563,033 shares with no par value outstanding as of June 30, 2025 and 2026, respectively*	26,802	283,910,787	36,398,819
Additional paid-in capital*	105,796,873	—	—
Other reserve*	—	(79,626,654)	(10,208,545)
(Accumulated deficit) retained earnings	(4,164,717)	10,427,067	1,336,802
Total equity attributable to equity holders of the Company	101,658,958	214,711,200	27,527,076
Non-controlling interests	19,728,092	19,756,154	2,532,840
Total shareholders’ equity	121,387,050	234,467,354	30,059,916

Total liabilities and shareholders’ equity	141,427,390	257,114,290	32,963,371

*	Gives retroactive effect to reflect (i) the 1-for-30 share consolidation and the change in par value of the ordinary shares on October 7, 2025, and (ii) the issuance of 5,300,000 ordinary shares for the common control combination of Axiom, presented as if the combination had occurred from the date common control commenced on July 1, 2025. The actual share issuance for the Axiom combination took place on May 29, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,	Year ended June 30,	Year Ended June 30,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Revenue	24,819,541	83,548,892	135,233,463	17,337,623
Cost of revenue	17,810,701	70,753,797	113,626,444	14,567,493
Gross profit	7,008,840	12,795,095	21,607,019	2,770,130

Operating expenses:
General and administrative	2,771,930	20,631,720	19,153,515	2,455,580
Selling and marketing	103,097	681,941	1,618,917	207,553
Total operating expenses	2,875,027	21,313,661	20,772,432	2,663,133

Income (loss) from operations	4,133,813	(8,518,566)	834,587	106,997

Other (expense) income:
Interest income	13,410	20,897	4,569	586
Interest expense	(135,887)	(294,634)	—	—
Other miscellaneous income	31,025	1,041,992	534,000	68,462
Change of fair value of financial asset – contingent consideration asset	—	—	12,950,000	1,660,256
Total other (expense) income	(91,452)	768,255	13,488,569	1,729,304

Income (loss) before provision for income taxes	4,042,361	(7,750,311)	14,323,156	1,836,301
Income tax (expense) credit	(393,240)	(186,151)	296,690	38,037
Net income (loss)	3,649,121	(7,936,462)	14,619,846	1,874,338
Less: net loss (income) attributable to non-controlling interests	—	2,835	(28,062)	(3,598)
Net income (loss) attributable to equity holders of the Company	3,649,121	(7,933,627)	14,591,784	1,870,740

Basic and diluted earnings (loss) per ordinary share*	8.16	(12.55)	1.88	0.24

Weighted average number of ordinary shares outstanding – basic and diluted*	447,289	632,187	7,774,007	7,774,007

*

The weighted average number of ordinary shares for the purpose of basic earnings per ordinary share has been adjusted for (i) the 1-for-30 share consolidation of the ordinary shares on October 7, 2025 and (ii) the issuance of 5,300,000 ordinary shares for the common control combination of Axiom, presented as if the combination had occurred from the date common control commenced on July 1, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Ordinary Shares number*	Ordinary Shares amount	Additional paid-in capital	Other reserve	Retained earnings (accumulated deficit)	Total equity attributable to equity holders of the Company	Non-controlling interests	Total (deficit) equity
		HKD	HKD	HKD	HKD	HKD	HKD	HKD
Balance as of July 1, 2024	450,027	10,530	6,999,757	—	3,768,910	10,779,197	—	10,779,197
Net loss	—	—	—	—	(7,933,627)	(7,933,627)	(2,835)	(7,936,462)
Issuance of ordinary shares for initial public offering (“IPO”)	46,667	1,092	26,038,308	—	—	26,039,400	—	26,039,400
Issuance of ordinary shares for acquisition of a subsidiary	99,333	2,324	5,811,384	—	—	5,813,708	—	5,813,708
Issuance of ordinary shares for general working capital	460,000	10,764	55,820,289	—	—	55,831,053	—	55,831,053
Issuance of ordinary shares to employees under the 2025 Equity Incentive Plan	89,400	2,092	11,127,135	—	—	11,129,227	—	11,129,227
Acquisition of a subsidiary	—	—	—	—	—	—	19,730,927	19,730,927
Balance as of June 30, 2025	1,145,427	26,802	105,796,873	—	(4,164,717)	101,658,958	19,728,092	121,387,050
Net income	—	—	—	—	14,591,784	14,591,784	28,062	14,619,846
Reclassification due to change in par value of shares (Note 12)	—	105,796,873	(105,796,873)	—	—	—	—	—
Issuance of ordinary shares for acquisition of Bowser (Note 3(b))	1,885,350	87,895,017	—	—	—	87,895,017	—	87,895,017
Issuance of ordinary shares for acquisition of Top Team (Note 3(c))	232,256	10,827,775	—	—	—	10,827,775	—	10,827,775
Issuance of ordinary shares for common control combination of Axiom (Notes 1 and 3(d))	5,300,000	79,364,320	—	(79,699,384)	—	(335,064)	—	(335,064)
Common control combination of Click Logistics (Note 1)	—	—	—	72,730	—	72,730	—	72,730

Balance as of June 30, 2026	8,563,033	283,910,787	—	(79,626,654)	10,427,067	214,711,200	19,756,154	234,467,354
Balance as of June 30, 2026 (US$)	8,563,033	36,398,819	—	(10,208,545)	1,336,802	27,527,076	2,532,840	30,059,916

*

Gives retroactive effect to reflect (i) the 1-for-30 share consolidation and the change in par value of the ordinary shares on October 7, 2025, and (ii) the issuance of 5,300,000 ordinary shares for the common control combination of Axiom, presented as if the combination had occurred from the date common control commenced on July 1, 2025. The actual share issuance for the Axiom combination took place on May 29, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,	Year ended June 30,	Year Ended June 30,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Cash flows from operating activities:
Net income (loss)	3,649,121	(7,936,462)	14,619,846	1,874,338
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	109,589	290,550	504,596	64,692
Amortization	—	168,717	2,427,145	311,172
Change of fair value of financial asset – contingent consideration asset	—	—	(12,950,000)	(1,660,256)
Gain on disposal of property and equipment	—	(1,000,000)	(234,000)	(30,000)
Non-cash lease expense	466,698	906,601	2,147,599	275,333
Provision for expected credit losses	14,040	—	—	—
Stock compensation expense	—	11,129,227	—	—
Deferred tax expenses	—	(27,838)	(400,479)	(51,343)
Changes in operating assets and liabilities
Accounts receivable	(1,824,450)	(1,561,593)	(2,827,304)	(362,475)
Prepaid expenses and other current assets	(28,236)	(2,547,094)	(234,826)	(30,106)
Accounts payable	340,087	(270,211)	1,236,640	158,544
Accrued expenses and other liabilities	(363,045)	(2,752,842)	(5,004,624)	(641,618)
Advance from customers	(960,000)	—	—	—
Due to a related party	(1,587,758)	—	—	—
Income tax payable	387,456	(1,456,233)	41,601	5,333
Lease liabilities	(442,167)	(915,532)	(2,147,599)	(275,333)
Net cash used in operating activities	(238,665)	(5,972,710)	(2,821,405)	(361,719)

Cash flows from investing activities:
Purchase of property and equipment	(17,587)	(631,732)	(3,090,292)	(396,191)
Proceed from disposal of property and equipment	—	1,000,000	234,000	30,000
Purchase of intangible assets	—	—	(600,000)	(76,923)
Net cash outflow on acquisition of Top Spin (Note 3(a))	—	(69,463,675)	—	—
Net cash inflow on acquisition of Bowser (Note 3(b))	—	—	116,266	14,906
Net cash inflow on acquisition of Top Team (Note 3(c))	—	—	193,595	24,820
Net cash inflow on acquisition of Axiom as a common control combination (Note 3(d))	—	—	20,878	2,677
Net cash inflow on acquisition of Click Logistics as a common control combination	—	—	31,472	4,035
Net cash used in investing activities	(17,587)	(69,095,407)	(3,094,081)	(396,676)

Cash flows from financing activities:
Proceeds from short-term bank loans	5,800,000	743,590	—	—
Repayments of short-term bank loans	(5,900,000)	(4,243,590)	—	—
Proceeds from issuance of ordinary shares for IPO	—	38,294,611	—	—
Proceeds from issuance of ordinary shares for general working capital	4,000,287	57,974,280	—	—
Payment of offering costs	(5,684,052)	(8,874,386)	—	—
Net cash (used in) provided by financing activities	(1,783,765)	83,894,505	—	—

Net increase (decrease) in cash and cash equivalents	(2,040,017)	8,826,388	(5,915,486)	(758,395)
Cash and cash equivalents at beginning of the period/years	3,764,184	1,724,167	10,550,555	1,352,635
Cash and cash equivalents at end of the period/years	1,724,167	10,550,555	4,635,069	594,240

Supplemental disclosure of cash flows information:
Cash paid during the period/years for:
Interest expense	112,607	274,867	—	—
Income tax	5,784	1,670,222	62,188	7,972

Non-cash activities and transactions:
Consideration settlement by way of share issuance – acquisition of Top Spin (Note 3(a))	—	5,973,708	—	—
Consideration settlement by way of share issuance – acquisition of Bowser (Note 3(b))	—	—	87,895,017	11,268,592
Consideration settlement by way of share issuance – acquisition of Top Team (Note 3(c))	—	—	10,827,775	1,388,176
Consideration settlement by way of share issuance – acquisition of Axiom as a common control combination (Note 3(d))	—	—	79,364,320	10,174,913
Operating right-of-use assets recognized for related operating lease liabilities from acquisition of Axiom (Note 3(d))	—	—	238,540	30,582
Operating right-of-use assets recognized for related operating lease liabilities	—	5,861,057	262,427	33,645

The accompanying notes are an integral part of these consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL BUSINESS

Click Holdings Limited (“Click Holdings”) was incorporated on January 31, 2024 in the British Virgin Islands (“BVI”). Click Holdings is a holding company without any operations and owns major subsidiaries incorporated in Hong Kong (collectively, the “Company”).

On October 9, 2024, Click Holdings completed its initial public offering on the Nasdaq Capital Market under the ticker symbol “CLIK”.

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

The following sets forth the Company’s consolidated subsidiaries:

Subsidiaries	Place of incorporation	% of beneficial ownership as of the date of this report	Date of incorporation	Principal activities
Booming Voice	BVI	100%	October 25, 2023	Holding company, not engaged in any business activities
Diligent Yield	BVI	100%	October 1, 2021	Holding company, not engaged in any business activities
Top Spin Investment Company Limited (“Top Spin”)	BVI	100%	February 20, 2025	Holding company, not engaged in any business activities
Performance Plus Enterprises Limited (“Performance Plus”)	BVI	80%	July 1, 2014	Holding company, not engaged in any business activities
Lead Yield Investment Development Limited	BVI	100%	November 23, 2021	Holding company, not engaged in any business activities
JFY Corporate Services Company Limited (“JFY Corporate”)	Hong Kong	100%	May 8, 2017	Provision of human resources solution services for professional services
Click Services Limited (“Click Services”)	Hong Kong	100%	August 28, 2020	Provision of human resources solution services for nursing solution services and logistics and other solution services
Care U Professional Nursing Service Limited (“Care U”)	Hong Kong	80%	December 3, 2014	Provision of human resources solution services for nursing solution services
Bowser Human Resources Limited (“Bowser”)	Hong Kong	100%	February 18, 2021	Provision of human resources solution services for professional services
Top Team Consultants Limited (“Top Team”)	Hong Kong	100%	September 25, 2015	Provision of human resources solution services for logistics and other solution services
Axiom Digital Limited (“Axiom”)	Hong Kong	100% (Note)	February 9, 2023	Provision of human resources solution services for other solution services
Click Logistics Services Limited (“Click Logistics”)	Hong Kong	100% (Note)	December 15, 2021	Provision of human resources solution services for logistics and other solution services

Note: The acquisitions of Axiom (May 2026) and Click Logistics (August 2025) from Mr. Chan, the controlling shareholder of the Company, were accounted for as common-control combinations in accordance with ASC 805-50. As Axiom and Click Logistics are not significant to the CFS for the years ended June 30, 2025 and 2026 and the ordinary shares of the Company were issued for the acquisition of Axiom during the year ended June 30, 2026, management has assessed the impact of these combinations and concluded that the effect of retrospectively adjusting the comparative financial statements is immaterial. Accordingly, the comparative financial statements have not been restated, and the combinations have been reflected prospectively from the respective dates of transfer. The differences between the consideration transferred and the historical carrying amounts of the net assets acquired have been recognized in other reserve.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL BUSINESS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of presentation and consolidation

The CFS and related notes include all the accounts of the Company and its subsidiaries over which it has a controlling financial interest. The CFS are prepared in accordance with accounting principles generally accepted in the U.S. of America (“U.S. GAAP”). All intercompany transactions have been eliminated in consolidation.

B. Business combinations and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standard Codification (“ASC”) 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

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

D. Functional currency

The functional currency and presentation currency of the Company and its BVI and Hong Kong subsidiaries are the Hong Kong dollar (“HKD”). The determination of functional currency is based on the criteria of ASC as promulgated by Financial Accounting Standards Board (“FASB”) ASC 830, Foreign Currency Matters. The presentation currency of the Company is HKD as Hong Kong is the primary economic environment in which the Company operates.

E. Convenience translation

Translations of amounts in the CFS from HKD into US$ as of and for the year ended June 30, 2026 are solely for the convenience of the readers and were calculated at US$1.00 = HKD7.8, with reference to the pegged rate within the band of HKD7.75-HKD7.85 to US$1 as determined by the Linked Exchange Rate System in Hong Kong. The Company makes no representation the HKD amounts could have been converted, realized or settled into US$ at such rate.

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

Financial instruments of the Company are primarily comprised of cash and cash equivalents, accounts receivable, other current assets, income tax receivable, financial assets – contingent consideration asset, accounts payable, accrued expenses and other current liabilities, advance from customers, bank loans and income tax payable. As of June 30, 2025 and 2026, except for financial assets – contingent consideration asset which is measured at fair value under Level 3, the carrying values of these financial instruments approximated their FVs because of the short-term nature of these instruments.

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

H. Financial asset – contingent consideration asset

The Company recognizes a contingent consideration asset arising from business combinations as a financial asset when it represents the contractual right to receive a refund or clawback of previously transferred consideration (e.g., from a profit guarantee arrangement). Such assets are initially measured at fair value on the acquisition date and are included for the purpose of calculating goodwill under ASC 805, Business Combinations.

Subsequent to initial recognition, contingent consideration assets are classified as financial assets and are measured at fair value through profit or loss under ASC 805. Fair value is determined using valuation techniques such as discounted cash flow models, incorporating probability-weighted expected cash flows, discount rates reflecting the Company’s incremental borrowing rate or market rates, and other relevant inputs. Changes in fair value are recognized in the consolidated statements of operations as a component of other income (expense), in the period of change.

The Company derecognizes the financial asset upon settlement (e.g., receipt of payment), expiration of the right, or when the asset is transferred and the transfer qualifies for derecognition.

Financial asset – contingent consideration assets are as follows:

	As of June 30,
	2025	2026	2026
	HKD	HKD	US$
Current portion	—	15,370,000	1,970,513
Non-current portion	1,680,000	3,290,000	421,795
Total	1,680,000	18,660,000	2,392,308

The current portion represents amounts expected to be settled within 12 months from the reporting date; the non-current portion relates to guarantee periods extending beyond 12 months.

The reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the years ended June 30, 2025 and 2026 are as follows:

Fair Value
Financial asset – contingent consideration assets	HKD
Balance as of July 1, 2024	—
Addition	1,680,000
Change of fair value recognized in other income (expense)	—
Balance as of June 30, 2025	1,680,000
Addition	4,030,000
Change of fair value recognized in other income (expense)	12,950,000
Balance as of June 30, 2026	18,660,000
Balance as of June 30, 2026 (US$)	2,392,308

The significant increase in fair value during the year ended June 30, 2026 primarily reflects the higher probability of recovery under the profit guarantee arrangements, driven by Care U’s under-performance against the FY2026 guaranteed profit target and updated performance projections for the remaining guarantee periods.

For the year ended June 30, 2025, the Company acquired Top Spin which indirectly holds Care U, a Hong Kong-based provider of nursing solution services. As part of the acquisition, the Company received a two-year profit guarantee from the vendor, entitling the Company to a refund each of the two years if Care U’s net income for the year ending June 30, 2026 and 2027, falls below the agreed target (HKD2,300,000 for the year ended June 30, 2026 and HKD2,600,000 for the year ending June 30, 2027, respectively). The settlement date is expected to be within six months from the end of each of the guarantee periods. The contractual recovery limits are HKD18,400,000 and HKD20,800,000 for each of the guarantee periods.

For the year ended June 30, 2026, the Company acquired (i) Bowser, a Hong Kong-based provider of professional solution services, for which the Company received a two-year profit guarantee from the vendor for the years ending December 31, 2026 and 2027; and (ii) Top Team, a Hong Kong-based provider of logistics and other solution services, for which the Company received a two-year profit guarantee from the vendor for the years ending March 31, 2027 and 2028. In each arrangement, the Company is entitled to a refund if net income falls below the agreed targets (Bowser: HKD2,500,000 for each of the years ending December 31, 2026 and 2027; Top Team: HKD500,000 for each of the years ending March 31, 2027 and 2028). The settlement dates are expected to be within six months from the end of each of the guarantee periods. The contractual recovery limits are HKD25,000,000 (Bowser) and HKD5,000,000 (Top Team) for each of the guarantee periods.

The contingent consideration assets were recognized at fair values of HKD1,680,000 and HKD4,030,000 (US$516,667) on their respective acquisition dates for the years ended June 30, 2025 and 2026, and are measured on a recurring basis using significant unobservable (Level 3) inputs. The fair value was determined using (i) a discounted cash flow model with discount rates of 5.25% and 5.00% respectively, and (ii) probability-weighted estimates of profit shortfalls. The Company has also considered the credit risk of the respective sellers in determining the fair value and considers the contingent consideration assets to be recoverable.

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

Fixed Asset Category	Useful lives
Office equipment and other	5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of lease term or life of underlying assets

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations.

L. Intangible assets

Intangible assets consist of trademark, club membership, customer relationship and know-how, which are stated at cost less accumulated amortization less any impairment losses. Amortization is computed using the straight-line method based on the estimated useful life.

Intangible Asset Category	Useful lives
Trademark	Indefinite
Club membership	Indefinite
Customer relationship	5 - 20 years
Know-how	15 years

M. Impairment of long-lived assets and intangible assets with finite lives

The Company reviews long-lived assets including intangible assets with finite lives for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the FV of the assets. No impairment of long-lived assets and intangible assets with finite lives was recognized for the years ended June 30, 2025 and 2026.

N. Goodwill and intangible assets with indefinite lives

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination, accounted for under ASC 805, Business Combinations.

Goodwill and intangible assets with indefinite useful lives (primarily trademark and club membership) are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate potential impairment, in accordance with ASC 350, Intangibles—Goodwill and Other. The Company has the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit or the intangible asset is less than its carrying amount. If the qualitative assessment indicates potential impairment, a quantitative impairment test is required. Otherwise, no further testing is needed. The quantitative impairment test compares the fair value of each reporting unit or the intangible asset determined using valuation techniques, with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, an impairment charge is recognized for the excess, limited to the goodwill allocated to the reporting unit or the intangible asset. Impairment testing involves significant management judgment, including identifying reporting units, allocating assets, liabilities, and goodwill to reporting units, and estimating fair values using assumptions.

During the year ended June 30, 2025, the Company acquired Top Spin and has consolidated its financial results in the consolidated financial statements since the date of acquisition. As a result of the acquisition, goodwill amounting to HKD69,517,007 and intangible assets with indefinite useful lives of HKD11,004,000 were recognized and allocated entirely to the reporting unit of Care U within the segment of nursing solution services during the year ended June 30, 2025. As of June 30, 2025, a qualitative assessment was performed post-acquisition, considering factors such as stable demand for nursing services, positive financial performance, and no adverse regulatory changes. No impairment indicators were identified, and it was determined that it was more likely than not that the fair value of the Care U reporting unit exceeded its carrying amount, and no impairment of goodwill and intangible assets with indefinite useful lives was recognized.

During the year ended June 30, 2026, the Company acquired two major subsidiaries from independent third parties: (i) Bowser and (ii) Top Team, and has consolidated their financial results in the consolidated financial statements since their respective dates of acquisition. As a result of these acquisitions, aggregate goodwill amounting to HKD61,966,589 (US$7,944,434) was recognized and allocated entirely to their respective reporting units within their segments during the year ended June 30, 2026. As of June 30, 2026, the Company evaluated goodwill for impairment across all reporting units that the Company performed quantitative impairment tests for the Care U, Bowser, and Top Team reporting units. Based on the quantitative assessments performed, the estimated fair value of each reporting unit exceeded its respective carrying amount. Consequently, no goodwill and intangible assets with indefinite useful lives impairment was recognized.

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

The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment. There was no impairment of ROU assets during the six months ended June 30, 2024 and the years ended June 30, 2025 and 2026, respectively.

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

3.	Logistics and other solution services — delivery of logistics, warehouse and construction human resources solutions services to corporate customers.

The professional solution services arrangements are provided primarily at a fixed fee, with milestones used as a practical measure of progress. The nursing solution and logistics and other solution services arrangements are primarily provided on an hourly basis, and the Company generally invoices its customers monthly or bimonthly in arrears for these services based on actual hours and expenses incurred. Revenue from all staffing solution services is recognized over time as the services are rendered, because the customer simultaneously receives and consumes the benefits provided by the Company’s performance. The Company applies the practical expedient in ASC 606-10-55-18 (right to invoice) and recognizes revenue in the amount to which it has a right to invoice the customer. Typical payment terms require the customers to pay within 30 days from the invoice date.

The Company has elected the practical expedient not to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, because the Company’s contracts with customers generally have an original expected duration of one year or less.

Contract liabilities (presented as advance from customers) represent consideration received from customers before the Company has transferred the related services. These amounts are recognised as revenue when the related performance obligations are satisfied. The Company did not have contract assets as of June 30, 2025 and 2026.

The Company generally recognizes human resources solutions service income on a gross basis as the Company has control of the services before they are delivered to the Company’s customers. In drawing this conclusion, the Company considered the following key indicators in accordance with ASC 606-10-55-39:

● The Company is primarily responsible for fulfilling the contract with the customer. It is responsible for identifying, screening and directing suitable personnel who meet the customer’s specified requirements, and remains accountable to the customer for the performance of the placement.

● The Company has discretion in selecting the personnel who will provide the services and directs those personnel to perform the services for the customers.

● The Company has discretion in establishing the pricing charged to the customers. The fees payable to the personnel (or vendors) are determined independently of the amounts billed to the customers.

●The Company bears the credit risk of the customers, as it is obligated to pay the personnel or vendors irrespective of whether the customers pay the Company.

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

During the year ended June 30, 2025, the Company issued 2,682,000 ordinary shares, par value US$0.0001 per share, to employees under the 2025 Equity Incentive Plan on May 30, 2025. The fair value of the shares, totaling HKD11,129,227, was determined using the market price of US$0.532 per share at the grant date. As the shares were issued with no vesting period, the full fair value was recognized immediately as stock compensation expense in the consolidated statements of operations, classified within general and administrative. No forfeiture adjustments were applied, as the awards were fully vested upon issuance. No such shares were issued during the six months ended June 30, 2024 and the year ended June 30, 2026.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. There were no uncertain tax positions as of June 30, 2025 and 2026, and management does not anticipate any potential future adjustments which would result in a material change to its tax positions.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

U. Earnings (loss) per share

Earnings (loss) per share (“EPS”) is calculated in accordance with ASC 260, Earnings per Share. Basic EPS is computed by dividing the net income attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. During the six months ended June 30, 2024 and the years ended June 30, 2025 and 2026, the Company had no dilutive securities.

V. Segment reporting

The Company follows ASC 280, Segment Reporting, as amended by ASU 2023-07, which requires the disclosure of segment information based on how management allocates resources to segments and evaluates their performance. Reportable operating segments are components of an entity about which separate financial information is available and whose operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and to assess its performance.

The Company’s CODM is the Chief Executive Officer. The Company has three reportable segments: (1) professional solution services, (2) nursing solution services, and (3) logistics and other solution services. The CODM assesses the performance of these segments and allocates resources primarily based on segment revenue and segment income (loss) from operations.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The Company discloses significant segment expenses that are regularly provided to the CODM and included in the measure of segment profit or loss, in accordance with ASC 280 as amended by ASU 2023-07. The CODM does not evaluate segment performance using asset information; accordingly, segment assets are not presented.

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

Y. Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures requiring enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. As the Company is an emerging growth company and has elected to use the extended transition period for complying with any new or revised financial accounting standards, this ASU is effective for fiscal years beginning after December 15, 2025.

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

In January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures, Clarifying the Effective Date. The purpose of the update was to amend the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods.

The Company is reviewing the impact of these accounting pronouncements but does not currently expect the adoption of these standards to have a material impact on its CFS.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. BUSINESS COMBINATION

(a)	Acquisition of Top Spin

In April 2025, the Company acquired 100% of the issued shares of Top Spin, a BVI incorporated entity that indirectly holds an 80% equity interest in Care U, a Hong Kong incorporated entity through a 100% owned intermediate holding company, Performance Plus, a BVI incorporated entity, from an independent third party for a total consideration of HKD78,923,708 (US$10,118,424). Additionally, a contingent consideration asset of HKD1,680,000 (US$215,385) was recognized at fair value, representing a profit guarantee from the seller if Care U’s net income for year ending June 30, 2026 and 2027 falls below an agreed target. The acquisition was completed in April 2025. The acquisition enhances the Company’s position in the nursing services sector by expanding its service offerings, market presence in Hong Kong and generating synergies from operational efficiencies, expanded client base, and assembled workforce. The acquisition has been accounted for as acquisition of business using the acquisition method.

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
27,457,628

The accounts receivable acquired with a fair value of HKD8,244,364 at the date of acquisition had gross contractual amounts of HKD8,244,364. No allowance for expected credit losses was provided as the Company is not aware of any collection risk on the balance.

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

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. BUSINESS COMBINATION (cont.)

(b)	Acquisition of Bowser

In November 2025, the Company acquired 100% of the issued shares of Bowser, a Hong Kong incorporated entity from three independent third parties for a total consideration of HKD87,895,017 (US$11,268,592). Additionally, a contingent consideration asset of HKD2,050,000 (US$262,821) was recognized at fair value, representing a profit guarantee from the seller if Bowser’s net income for year ending December 31, 2026 and 2027 falls below an agreed target. The acquisition was completed in November 2025. The acquisition enhances the Company’s position in the professional services sector by expanding its service offerings, market presence in Hong Kong and generating synergies from operational efficiencies, expanded client base, and assembled workforce. The acquisition has been accounted for as acquisition of business using the acquisition method.

Below are the assets acquired and liabilities recognized at the date of acquisition:

HKD

Cash and cash equivalents	116,266
Accounts receivable, net	4,907,592
Prepayments and other current assets	1
Intangible assets	33,622,000
Accrued expenses and other current liabilities	(1,379,411)
Income tax payable	(299,165)
Deferred tax liabilities	(5,547,630)
31,419,653

The accounts receivable acquired with a fair value of HKD4,907,592 at the date of acquisition had gross contractual amounts of HKD4,907,592. No allowance for expected credit losses was provided as the Company is not aware of any collection risk on the balance.

HKD
Consideration transferred
- Shares, by issuing 1,885,350 Class A ordinary shares	87,895,017

Less: recognized amounts of net assets acquired	(31,419,653)
contingent consideration asset from the seller	(2,050,000)

Goodwill arising from acquisition	54,425,364
Goodwill arising from acquisition (US$)	6,977,610

Acquisition-related costs amounting to HKD51,000 (US$6,538) have been excluded from the consideration transferred and have been recognized as expense in the consolidated statements of operations, classified within general and administrative.

HKD
Net cash inflow on acquisition
- Cash consideration paid	—
- Less: cash and cash equivalents acquired	(116,266)
(116,266)

Included in the net income for the year is net income of HKD1,188,787 (US$152,409) attributable to the additional business generated by Bowser. Revenue for the year includes HKD20,289,403 (US$2,601,206) generated from Bowser.

Had the acquisition of Bowser been completed on July 1, 2025, revenue for the year of the Company would have been HKD147,142,094 (US$18,864,371), and net income for the year of the Company would have been HKD15,834,900 (US$2,030,115). The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and net loss of the Company that actually would have been achieved had the acquisition been completed on July 1, 2025, nor is it intended to be a projection of future results.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. BUSINESS COMBINATION (cont.)

(c)	Acquisition of Top Team

In November 2025, the Company acquired 100% of the issued shares of Top Team, a Hong Kong incorporated entity from an independent third party for a total consideration of HKD10,827,775 (US$1,388,176). Additionally, a contingent consideration asset of HKD1,980,000 (US$253,846) was recognized at fair value, representing a profit guarantee from the seller if Top Team’s net income for year ending March 31, 2027 and 2028 falls below an agreed target. The acquisition was completed in November 2025. The acquisition enhances the Company’s position in the logistics and other services sector by expanding its service offerings, market presence in Hong Kong and generating synergies from operational efficiencies, expanded client base, and assembled workforce. The acquisition has been accounted for as acquisition of business using the acquisition method.

Below are the assets acquired and liabilities recognized at the date of acquisition:

HKD

Cash and cash equivalents	193,595
Accounts receivable, net	356,707
Prepayments and other current assets	267,715
Intangible assets	1,100,000
Accounts payable	(327,415)
Accrued expenses and other current liabilities	(15,000)
Income tax payable	(87,552)
Deferred tax liabilities	(181,500)
1,306,550

The accounts receivable acquired with a fair value of HKD356,707 at the date of acquisition had gross contractual amounts of HKD356,707. No allowance for expected credit losses was provided as the Company is not aware of any collection risk on the balance.

HKD
Consideration transferred
- Shares, by issuing 232,256 Class A ordinary shares	10,827,775

Less: recognized amounts of net assets acquired	(1,306,550)
contingent consideration asset from the seller	(1,980,000)

Goodwill arising from acquisition	7,541,225
Goodwill arising from acquisition (US$)	966,824

Acquisition-related costs amounting to HKD51,000 (US$6,538) have been excluded from the consideration transferred and have been recognized as expense in the consolidated statements of operations, classified within general and administrative.

HKD
Net cash inflow on acquisition
- Cash consideration paid	—
- Less: cash and cash equivalents acquired	(193,595)
(193,595)

Included in the net income for the year is net income of HKD36,032 (US$4,619) attributable to the additional business generated by Top Team. Revenue for the year includes HKD3,021,189 (US$387,332) generated from Top Team.

Had the acquisition of Top Team been completed on July 1, 2025, revenue for the year of the Company would have been HKD136,687,754 (US$17,524,071), and net income for the year of the Company would have been HKD14,601,009 (US$1,871,924). The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and net income of the Company that actually would have been achieved had the acquisition been completed on July 1, 2025, nor is it intended to be a projection of future results.

Had the acquisition of Bowser and Top Team been completed on July 1, 2024, revenue for the year of the Company would have been HKD113,061,174 (US$ 14,495,022), and net loss for the year of the Company would have been HKD8,217,085 (US$1,053,472). The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and net income of the Company that actually would have been achieved had the acquisition been completed on July 1, 2024, nor is it intended to be a projection of future results.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. BUSINESS COMBINATION (cont.)

(d)	Acquisition of Axiom

In May 2026, the Company acquired 100% of the issued shares of Axiom, a Hong Kong incorporated entity from Mr. Chan for a total consideration of HKD79,364,320 (US$10,174,913). The acquisition was completed in May 2026. The acquisition enhances the Company’s position in the logistics and other services sector by expanding its service offerings, market presence in Hong Kong and generating synergies from operational efficiencies, expanded client base, and assembled workforce. As Axiom was under the common control of Mr. Chan before and after the transaction, the acquisition has been accounted for as a common control combination.

Below are the assets acquired and liabilities recognized at the date of acquisition:

HKD

Cash and cash equivalents	20,878
Prepayments and other current assets	49,305
Right-of-use assets, net	238,540
Accrued expenses and other current liabilities	(405,247)
Short-term lease liabilities	(133,810)
Long-term lease liabilities	(104,730)
(335,064)

HKD
Consideration transferred
- Shares, by issuing 4,500,000 Class A ordinary shares and 800,000 Class B ordinary shares	79,364,320

Less: carrying amounts of net assets (liabilities) acquired	(335,064)

Amount recognized as other reserve from the common control combination	79,699,384
Amount recognized as other reserve from the common control combination (US$)	10,217,870

Acquisition-related costs amounting to HKD58,000 (US$7,436) have been excluded from the consideration transferred and have been recognized as expense in the consolidated statements of operations, classified within general and administrative.

HKD
Net cash inflow on combination
- Cash consideration paid	—
- Less: cash and cash equivalents acquired	(20,878)
(20,878)

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net are as follows:

	As of June 30,
	2025	2026	2026
	HKD	HKD	US$
Accounts receivable, gross	18,302,472	26,394,075	3,383,856
Less: allowance for expected credit losses	(54,600)	(54,600)	(7,000)
Accounts receivable, net	18,247,872	26,339,475	3,376,856

Below is an analysis of the movements in the allowance for expected credit losses:

	Year ended June 30,	Year Ended June 30,
	2025	2026	2026
	HKD	HKD	US$
Balance at beginning of the years	54,600	54,600	7,000
Additions	—	—	—
Balance at end of the years	54,600	54,600	7,000

The Company’s standard contractual payment terms require settlement within 30 days of the invoice date. In practice, based on historical collection patterns and industry practice, the majority of receivables are collected within 90 days. The Company considers receivables outstanding beyond 90 days as past due for the purpose of its expected credit loss assessment.

Despite the increase in gross accounts receivable during the year ended June 30, 2026, management has assessed the credit risk of the outstanding balances, taking into account the credit quality of the customers, historical loss experience, subsequent collections and current economic conditions, no additional allowance was provided.

As of the date of this audit report, the Company collected approximately HKD20,629,870 (US$2,644,855), or 78.3%, of the accounts receivable as of June 30, 2026. The Company is not aware of any collection risk on the remaining outstanding balances.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of June 30,
	2025	2026	2026
	HKD	HKD	US$
Prepaid expenses	938,949	190,027	24,362
Indemnity receivables	—	533,589	68,409
Receivables from directors of the subsidiaries	—	480,491	61,601
Deposits	2,306,365	2,671,054	342,444
Prepaid expenses and other current assets	3,245,314	3,875,161	496,816

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, are as follows:

	As of June 30,
	2025	2026	2026
	HKD	HKD	US$
Motor vehicles	—	1,951,696	250,217
Office equipment and other	1,816,860	2,882,448	369,544
Leasehold improvement	809,683	882,691	113,166
	2,626,543	5,716,835	732,927
Less: accumulated depreciation	(1,708,741)	(2,213,337)	(283,761)
Property and equipment, net	917,802	3,503,498	449,166

During the six months ended June 30, 2024 and the years ended June 30, 2025 and 2026, the Company recorded depreciation expense of HKD109,589, HKD290,550 and HKD504,596 (US$64,692), respectively.

During the years ended June 30, 2025 and 2026, gains of disposal of property and equipment of HKD1,000,000 and HKD234,000 (US$30,000), respectively, were recorded in general and administrative expenses. The gains arose from the disposal of motor vehicles that have been fully written-off in prior years.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill is as follows:

	As of June 30,
	2025	2026	2026
	HKD	HKD	US$
Goodwill, gross	69,517,007	131,483,596	16,856,871
Less: accumulated impairment	—	—	—
Goodwill, net	69,517,007	131,483,596	16,856,871

Reconciliation of the carrying amount of goodwill by reportable segments is as follows:

	Professional solution services (Bowser)	Nursing solution services (Care U)	Logistics and other solution services (Top Team)	Total
	HKD	HKD	HKD	HKD
Balance, July 1, 2024	—	—	—	—
Arising on acquisition of Top Spin (note 3(a))	—	69,517,007	—	69,517,007
Balance, June 30, 2025	—	69,517,007	—	69,517,007
Arising on acquisition of Bowser (note 3(b))	54,425,364	—	—	54,425,364
Arising on acquisition of Top Team (note 3(c))	—	—	7,541,225	7,541,225
Balance, June 30, 2026	54,425,364	69,517,007	7,541,225	131,483,596
Balance, June 30, 2026 (US$)	6,977,610	8,912,437	966,824	16,856,871

Intangible assets, net, are as follows:

	As of June 30,
	2025	2026	2026
	HKD	HKD	US$
Trademark (with indefinite lives)	11,004,000	11,004,000	1,410,769
Club membership (with indefinite lives)	—	600,000	76,923

Customer relationship (with definite lives)	20,246,000	41,698,000	5,345,898
Know-how (with definite lives)	—	13,270,000	1,701,282
Less: accumulated amortization	(168,717)	(2,595,862)	(332,803)
	20,077,283	52,372,138	6,714,377
Intangible assets, net	31,081,283	63,976,138	8,202,069

During the year ended June 30, 2025, the Company acquired Top Spin which indirectly holds Care U, a Hong Kong-based provider of nursing solution services. The acquired assets primarily consist of goodwill of HKD69,517,007 and intangible assets of HKD31,250,000, comprising trademark and customer relationship.

The trademarks reflect Care U’s brand reputation, valued using the relief-from-royalty method with a 10% discount rate, and are considered indefinite-lived, subject to annual impairment testing. The customer relationship represents established contracts with social service organizations and nursing home in Hong Kong, valued using the multi-period excess earnings method with a 10% discount rate and amortized over 20 years.

During the year ended June 30, 2026, the Company acquired (i) Bowser, a Hong Kong-based provider of professional solution services and (ii) Top Team, a Hong Kong-based provider of logistics and other solution services, from independent third parties. The acquired assets primarily consist of goodwill of HKD61,966,589 (US$7,944,434) and intangible assets of HKD34,722,000 (US$4,451,539), comprising customer relationship and know-how.

In the acquisition of Bowser as detailed in Note 3(b), customer relationship and know-how are recognized. The customer relationship represents established contracts with professional audit firms in Hong Kong, valued using the multi-period excess earnings method with a 13.0% discount rate and amortized over 20 years. The know-how represents professional audit technical knowledge that ensures high-quality service delivery, and established industry relationships capable of introducing new business opportunities to audit firms, valued using the relief-from-royalty method with a 13.0% discount rate and amortized over 15 years.

In the acquisition of Top Team as detailed in Note 3(c), customer relationship recognized represent established contracts with logistics companies in Hong Kong, valued using the multi-period excess earnings method with a 13.0% discount rate and amortized over 5 years.

The Company performed its annual impairment test on goodwill and intangible assets with indefinite lives as of June 30, 2025 and 2026. The material assumptions used in the quantitative fair-value assessments were: (i) projected cash flows for a five-year explicit period plus a terminal value, (ii) discount rates ranging from 10.6% to 13.2%, and (iii) a long-term growth rate of 3.0%. The Company also performed a separate fair-value test of the Care U indefinite-lived trademark using the relief-from-royalty method before testing goodwill.

The Company considered the sensitivity of the estimates and assumptions and considered reasonably possible changes in the key assumptions would not have resulted in the carrying amount of any reporting unit exceeding its fair value. Based on the quantitative assessments performed, the fair value of each reporting unit exceeded its carrying amount. No impairment was recognized for the years ended June 30, 2025 and 2026.

During the years ended June 30, 2025 and 2026, the Company recorded amortization expense of HKD168,717 and HKD2,427,145 (US$311,172), respectively for intangible assets with finite lives.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. CONCENTRATION RISK

Customer concentration

A summary of single customers which were for 10% or more of the Company’s revenue and the comparative figures in the respective periods is as follows.

	Six months ended June 30,	Year Ended June 30,	Year Ended June 30,
	2024	2025	2026
Customer A	12.1%	Below 10%	14.7%
Customer B	14.2%	Below 10%	Below 10%
Customer C	10.2%	Below 10%	Below 10%
Customer D	15.3%	12.9%	Below 10%
Customer E	Below 10%	10.1%	Below 10%

A summary of customers which were for 10% or more of the Company’s accounts receivable and the comparative figures in the respective periods is as follows.

	As of June 30,
	2025	2026
Customer A	12.3%	19.5%
Customer D	19.9%	10.0%
Customer E	Below 10%	14.5%

Vendor concentration

The Company does not have a concentration of its cost of revenue with specific vendors. During the six months ended June 30, 2024 and the years ended June 30, 2025 and 2026, there were no vendors that accounted for more than 10% of the Company’s cost of revenue.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Lease

The Company has leases for office space and facilities. All of the leases are classified as operating leases.

Supplemental balance sheet information related to the Company’s operating leases as of June 30, 2025 and 2026 was as follows:

	As of June 30,
	2025	2026	2026
	HKD	HKD	US$
ROU assets	5,861,057	4,405,675	564,830
Short-term lease liabilities	1,882,220	2,206,885	282,934
Long-term lease liabilities	3,978,837	2,198,791	281,896
Weighted-average remaining lease term	3 years	2 years	2 years
Weighted-average discount rate	3.75%	3.87%	3.87%

The components of lease cost and other lease information during the six months ended June 30, 2024 and the years ended June 30, 2025 and 2026 are as follows:

	Six months ended June 30,	Year ended June 30,	Year Ended June 30,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Operating lease cost	466,698	906,601	2,147,599	275,333
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows for operating leases	466,698	906,601	2,147,599	275,333
New ROU assets – new lease entered into	—	—	262,427	33,645
New ROU assets – acquired through business combination (Note 3(d))	—	—	238,540	30,582

Maturities of operating lease liabilities at June 30, 2026 were as follows:

12 months ending June 30,	HKD
2027	2,347,225
2028	2,230,724
Total undiscounted lease payments	4,577,949
Less: imputed interest	(172,273)
Total lease liabilities	4,405,676
Total lease liabilities (US$)	564,830

10. INCOME TAXES

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company and other BVI incorporated subsidiaries are not subject to any income tax.

Hong Kong

All Hong Kong incorporated subsidiaries are incorporated in Hong Kong and are subject to Hong Kong profits tax. Under the two-tiered profit tax rate regime of Hong Kong Profits Tax, the first HKD2,000,000 (US$256,410), of profits of the qualifying group entity is taxed at 8.25%, and profits above HKD2,000,000 (US$256,410) are taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

The income tax provision consists of the following:

	Six months ended June 30,	Year ended June 30,	Year Ended June 30,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Current tax	393,240	213,989	103,789	13,306
Deferred tax	—	(27,838)	(400,479)	(51,343)
Income tax expense (credit)	393,240	186,151	(296,690)	(38,037)

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (cont.)

The following is a reconciliation of the Company’s income tax expense (credit) to income (loss) before provision for income taxes for the six months ended June 30, 2024 and the years ended June 30, 2025 and 2026.

	Six months ended June 30,	Year ended June 30,	Year Ended June 30,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Income (loss) before provision for income taxes	4,042,361	(7,750,311)	14,323,156	1,836,301

Tax (benefit) at the domestic income tax rate	666,990	(1,278,801)	2,363,320	302,990
Effect of Hong Kong graduated rates	(165,000)	(165,000)	(149,473)	(19,163)
Effect of non-deductible expenses	5,764	1,678,075	9,854	1,264
Effect of non-taxable income	(27,028)	(3,448)	(2,464,664)	(315,983)
Effect of utilization of tax losses brought forward	(87,486)	(44,675)	(162,621)	(20,849)
Effect of tax losses not recognized	—	—	106,894	13,704
Income tax expense (credit)	393,240	186,151	(296,690)	(38,037)

Deferred tax assets and deferred tax liabilities

The principal components of deferred tax assets are as follows:

	As of June 30,
	2025	2026	2026
	HKD	HKD	US$
Net operating loss carrying forwards	229,869	179,241	22,980
Less: valuation allowance	(229,869)	(179,241)	(22,980)
Total deferred tax assets	—	—	—

As of June 30, 2025 and 2026, the Company had net operating loss (“NOL”) carry forwards of HKD1,393,145 and HKD1,086,308 (US$139,270), respectively, attributable to the Hong Kong subsidiaries. The cumulative tax losses for entities in Hong Kong will not expire under the current tax legislation. The Company evaluates its valuation allowance requirements at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed.

When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. Since the Company considers it more likely than not that those subsidiaries will not generate sufficient pre-tax profit within the carryforward period available under applicable tax law, a full valuation allowance was recognized as of June 30, 2025 and 2026, respectively.

The principal components of deferred tax liabilities are as follows:

	As of June 30,
	2025	2026	2026
	HKD	HKD	US$
Intangible assets arisen from business combination	5,128,412	10,457,063	1,340,649

Total deferred tax liabilities	5,128,412	10,457,063	1,340,649

Below is an analysis of the movements in the deferred tax liabilities:

	Year ended June 30,	Year Ended June 30,
	2025	2026	2026
	HKD	HKD	US$
Balance at beginning of the years	—	5,128,412	657,489
Additions arising from business combination	5,156,250	5,729,130	734,503
Credit to profit or loss	(27,838)	(400,479)	(51,343)
Balance at end of the years	5,128,412	10,457,063	1,340,649

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. REVENUE AND SEGMENT INFORMATION

The Company has three reportable segments:

1.	Professional solution services — delivery of accounting and auditing, company secretarial, and financial and compliance advisory services;

2.	Nursing solution services — delivery of temporary healthcare services to institutional clients, including social service organizations and nursing home and individuals; and

3.	Logistics and other solution services — delivery of logistics, warehouse and construction human resources solution services to corporate customers.

Corporate and unallocated are operating expenses that are not directly allocated to the individual business units. These expenses primarily consist of operating lease cost, certain staff costs, and other general and administrative expenses.

The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. The CODM evaluates the performance of the reportable segments and allocates resources based primarily on segment revenue and segment income (loss) from operations. The CODM does not evaluate the segments using asset information.

The significant segment expenses that are regularly provided to the CODM and included in the measure of segment profit or loss are cost of revenue and general and administrative expenses. Other segment items mainly comprise selling and marketing expenses and certain unallocated corporate costs.

Segment information for the six months ended June 30, 2024 and the years ended June 30, 2025 and 2026 is presented below. The management does not manage the assets on a segment basis, therefore segment assets are not presented below.

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

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. REVENUE AND SEGMENT INFORMATION (cont.)

	Year ended June 30, 2025
	Professional solution services	Nursing solution services	Logistics and other solution services	Corporate and unallocated	Total
	HKD	HKD	HKD	HKD	HKD
Revenue	17,289,597	34,959,797	31,299,498	—	83,548,892
Cost of revenue	12,316,004	30,530,380	27,907,413	—	70,753,797
Gross profit	4,973,593	4,429,417	3,392,085	—	12,795,095
Operating expenses
General and administrative	4,380,532	1,103,350	1,065,860	14,081,978	20,631,720
Selling and marketing	—	—	—	681,941	681,941
Total operating expenses	4,380,532	1,103,350	1,065,860	14,763,919	21,313,661
Income (loss) from operations	593,061	3,326,067	2,326,225	(14,763,919)	(8,518,566)
Other income (expense)
Interest income	—	—	—	20,897	20,897
Interest expense	—	—	—	(294,634)	(294,634)
Other miscellaneous income	—	—	—	1,041,992	1,041,992
Total other income	—	—	—	768,255	768,255
Income (loss) before provision for income taxes	593,061	3,326,067	2,326,225	(13,995,664)	(7,750,311)
Income (loss) before provision for income taxes (US$)	76,033	426,419	298,234	(1,794,317)	(993,631)

	Year ended June 30, 2026
	Professional solution services	Nursing solution services	Logistics and other solution services	Corporate and unallocated	Total
	HKD	HKD	HKD	HKD	HKD
Revenue	35,994,751	56,831,363	42,407,349	—	135,233,463
Cost of revenue	27,520,429	48,387,251	37,718,764	—	113,626,444
Gross profit	8,474,322	8,444,112	4,688,585	—	21,607,019
Operating expenses
General and administrative	5,691,527	4,752,658	2,081,184	6,628,146	19,153,515
Selling and marketing	—	—	—	1,618,917	1,618,917
Total operating expenses	5,691,527	4,752,658	2,081,184	8,247,063	20,772,432
Income (loss) from operations	2,782,795	3,691,454	2,607,401	(8,247,063)	834,587
Other income
Interest income	—	—	—	4,569	4,569
Other miscellaneous income	—	—	—	534,000	534,000
Change of fair value of financial asset – contingent consideration asset	—	—	—	12,950,000	12,950,000
Total other income	—	—	—	13,488,569	13,488,569
Income before provision for income taxes	2,782,795	3,691,454	2,607,401	5,241,506	14,323,156
Income before provision for income taxes (US$)	356,769	473,263	334,282	671,987	1,836,301

The Company’s assets, including non-current assets, are located in Hong Kong and are used to generate the Company’s various revenue streams, all of which are sourced in Hong Kong.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. SHAREHOLDERS’ EQUITY

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

On October 7, 2025, the Company approved the 1-for-30 share consolidation of the Class A ordinary shares and the Class B ordinary shares (the “Share Consolidation”) of no-par value each. The Company’s total number of shares was 1,145,427 on a post-Share Consolidation basis, comprising 818,380 Class A ordinary shares and 327,047 Class B ordinary shares.

On November 14, 2025, the Company issued (i) 1,885,350 Class A ordinary shares, valued at HKD87,895,017 (US$11,268,592), as the consideration for the acquisition of Bowser and (ii) 232,256 Class A ordinary shares, valued at HKD10,827,775 (US$1,388,176), as the consideration for the acquisition of Top Team.

On May 29, 2026, the Company issued 4,500,000 Class A ordinary shares and 800,000 Class B ordinary shares, valued at HKD79,364,320 (US$10,174,913), as the consideration for the acquisition of Axiom.

As of June 30, 2026, a total of 8,563,033 ordinary shares, comprising 7,435,986 Class A ordinary shares and 1,127,047 Class B ordinary shares, were issued and outstanding.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EPS

The components of basic EPS consist of the following:

	Six months ended June 30,	Year ended June 30,	Year Ended June 30,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Net income (loss) attributable to equity holders of the Company	3,649,121	(7,933,627)	14,591,784	1,870,740
Weighted-average ordinary shares outstanding	447,289	632,187	7,774,007	7,774,007
EPS	8.16	(12.55)	1.88	0.24

No diluted earnings per share for the six months ended June 30, 2024 and the years ended June 30, 2025 and 2026 were presented as there were no potential ordinary shares in issue for all period/years.

The weighted average number of ordinary shares for the purpose of basic EPS has been adjusted for (i) the 1-for-30 share consolidation of the ordinary shares on October 7, 2025 and (ii) the issuance of 5,300,000 ordinary shares for the common control combination of Axiom, as if the combination had occurred from the date common control commenced on July 1, 2025 (the actual issuance of the shares took place on May 29, 2026).

14. RELATED PARTY TRANSACTIONS AND BALANCES

(a)	List of related party

Related party of the Company is as follows:

Name of related party	Relationship with the Company

JFY CPA Limited	A customer of the Company and controlled by Mr. Chan (Note 1)

Note 1: Mr. Chan is the controlling shareholder of this entity and Click Holdings.

(b)	Related party transactions

Other than the acquisition of Axiom and Click Logistics from Mr. Chan as disclosed in Notes 1 and 3(c), where were accounted for as common control combinations, included in the Company’s revenue for the six months ended June 30, 2024 and the years ended June 30, 2025 and 2026 is HKD Nil, HKD1,235,627 and HKD940,878 (US$120,625), respectively from JFY CPA Limited.

(c)	Due from a related party

Included in the Company’s accounts receivable as of June 30, 2025 and 2026 is HKD Nil and HKD940,878 (US$120,625), respectively from JFY CPA Limited. The amount is trade in nature, non-interest bearing and repayable on demand.

15. SUBSEQUENT EVENTS

In preparing these CFS, the Company evaluated events and transactions for potential recognition or disclosure through the date of this audit report. No other events require adjustment to or disclosure in the CFS other than the following:

●	In October 2026, the Company entered into a supplemental agreement that extended the settlement period of the Care U profit guarantee to December 2026. The amount was originally expected to be settled in September 2026.

