Form 20-F/A
period 2026-06-30
Click Holdings Ltd.
filed 2026-11-05
CIK 2020027

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-FA

(Amendment No. 1)

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

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A to the Annual Report on Form 20-F of Click Holdings Limited (the “Company”) for the year ended June 30, 2026 filed with the U.S. Securities and Exchange Commission on October 22, 2026 (the “Original 20-F”) is being filed solely for the purpose of filing Exhibit 97.1.

Except as specifically provided above, this Amendment No. 1 to the Annual Report on Form 20-F does not amend, update or restate any other items or sections of the Original 20-F and does not reflect events occurring after the filing of the Original 20-F on October 22, 2026. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained in the Original 20-F are true and complete as of any date subsequent to the date of the Original 20-F.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1**	Second Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to Form 6-K filed with the Securities and Exchange Commission on April 30, 2025)

2.1**	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of the registration statement on Form S-8, filed with the Securities and Exchange Commission on April 29, 2025)

2.2**	Description of Securities

4.1**	Form of Representative’s Warrants (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

8.1**	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

10.1**	2025 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to Form 6-K filed with the Securities and Exchange Commission on March 21, 2025)

11.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

11.2**	Insider Trading Policy (incorporated by reference to Exhibit 99.2 of the registration statement on Form F-1/A (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on September 3, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1**	Clawback Policy (incorporated by reference to Exhibit 99.3 of the registration statement on Form F-1 (file no. 333-280522), as amended, filed with the Securities and Exchange Commission on June 27, 2024)

101.INS	Inline XBRL Instance Document *

101.SCH	Inline XBRL Taxonomy Extension Schema Document *

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

**	Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A, as amended by Amendment No.1 thereto, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: November 5, 2026